As filed with the Securities and Exchange Commission on March 30, 2007

Registration No. 333-XXXXX

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM F-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Merrion Pharmaceuticals Limited

Incorporated in Ireland with limited liability under the Companies Acts, 1963-2006, Registration No. 416298

(Exact name of registrant as specified in its charter)

Ireland	2834	38-3699997
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code number) Merrion Pharmaceuticals Limited Biotechnology Building Trinity College Dublin Dublin 2, Ireland +353 (1) 672-9272	(I.R.S. Employer Identification No.)

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Merrion Pharmaceuticals, LLC

219 Racine Drive, Suite D

Wilmington, NC 28403-8702

(910) 799-1847

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:

Fred D. Hutchison John M. Fogg Hutchison Law Group PLLC 5410 Trinity Road, Suite 400 Raleigh, NC 27607 (919) 829-9600	David C. Peck Greenberg Traurig, LLP MetLife Building 200 Park Avenue New York, NY 10166 (212) 801-9200

Approximate date of commencement of proposed sale to the public:

As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price (1)	Amount of Registration Fee
Ordinary Shares (€0.01 par value)	$46,000,000.00	$1,412.00

(1)	Estimated solely for the purposes of determining the registration fee pursuant to Rule 457(o) under the Securities Act.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                     , 2007

             Shares

MERRION PHARMACEUTICALS LIMITED

In the form of Ordinary Shares or

American Depositary Shares

We are offering              shares in the form of ordinary shares and American Depositary Shares, or ADSs. The shares are being offered to the public and institutional investors in the United States and, subject to minimum subscriptions, in Ireland and to institutional investors in other jurisdictions outside of the United States and Ireland. Each ADS represents one of our ordinary shares. We have granted the underwriters a 30-day option to purchase up to an additional              shares in the form of ADSs or ordinary shares to cover over-allotments.

This is our initial public offering and no public market currently exists for our ADSs or ordinary shares. We expect that the public offering price will be between $             and $             per ADS and between €             and €             per ordinary share.

We intend to apply to list our ADSs for quotation on the Nasdaq Global Market under the symbol “MERR.” We also intend to apply for our ordinary shares to be admitted to the Irish Enterprise Exchange, or IEX, regulated by the Irish Stock Exchange Limited under the symbol “MERR.”

Investing in our ADSs or ordinary shares involves risks. See “Risk Factors” beginning on page 9.

	Per Ordinary Share	Per ADS	Total
Public Offering Price	€	$	$
Underwriting Discount	€	$	$
Proceeds to Merrion Pharmaceuticals Limited (before expenses)	€	$	$

None of the Securities and Exchange Commission, the Irish Stock Exchange Limited or any national or state securities regulators have approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs and ordinary shares to purchasers on                     , 2007.

PUNK, ZIEGEL & COMPANY

GOODBODY STOCKBROKERS

STANFORD GROUP COMPANY

The date of this prospectus is                     , 2007

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell ADSs or ordinary shares and seeking offers to buy ADSs or ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs or ordinary shares. Information contained on our website does not constitute part of this prospectus. In this prospectus, unless otherwise stated or the context otherwise requires, references to “Merrion Pharmaceuticals,” “we,” “us,” “our” and similar references refer to Merrion Pharmaceuticals Limited and its subsidiaries and to Merrion Pharmaceuticals plc, the public limited company which will be incorporated and inserted as the new holding company of the group prior to completion of the offering. In addition, references in this prospectus to “$” refer to United States Dollars.

This prospectus contains market data from sources we believe to be reliable but have not independently verified.

Merrion Pharmaceuticals®, GIPET™, GIRES™ and our logo are our trademarks. Each of the other trademarks, trade names or service marks appearing in this prospectus belongs to its respective holder.

i

For Investors in the European Economic Area:

For investors in each member state of the European Economic Area (the 27 European Union Member States plus Iceland, Liechtenstein and Norway), which has implemented the European Union Prospectus Directive, Directive 2003/71/EC, or a relevant member state, it is a condition of any offer of either ADSs or ordinary shares under this registration statement that each investor must invest a minimum of €50,000 or, in the case of a joint application, a minimum subscription of €50,000 per named investor. As a result, the offer of any ADSs or ordinary shares under this registration statement in a relevant member state does not give rise to a requirement for the publication of a prospectus pursuant to Article 3 of the European Union Prospectus Directive or any measure implementing the European Union Prospectus Directive in a relevant member state.

The offer described in this document is not being made directly or indirectly in, and this document must not be marketed or otherwise distributed or sent in or into, any member state of the European Economic Area which is not a relevant member state nor may any ADSs or ordinary shares be offered, sold or delivered directly or indirectly in or into any such jurisdiction.

In the case of any ADSs or ordinary shares being offered to a financial intermediary (as that term is used in Article 3(2) of the European Union Prospectus Directive) in a relevant member state, such financial intermediary will be deemed to have represented, acknowledged and agreed that the ADSs or ordinary shares acquired by it in the offer have not been acquired with a view to their offer or resale other than their offer or resale in a relevant member state to qualified investors as described below or in circumstances in which the prior consent of the underwriter has been obtained to each such proposed offer or resale. We and the underwriters will rely upon the truth and accuracy of the foregoing representation, acknowledgement and agreement.

For the purpose of this section, “qualified investors” means:

•	legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

legal entities which have two or more of (i) an average of at least 250 employees during the last financial year, (ii) a total balance sheet of more than €43,000,000, and (iii) an annual turnover of more than €50,000,000 as shown in its last annual or consolidated accounts; or

•	any other individual or entity authorized in that relevant member state as a qualified investor within the meaning of the European Union Prospectus Directive.

For Investors in Switzerland

No ADSs or ordinary shares will be publicly offered or distributed in Switzerland. ADSs or ordinary shares shall be offered in Switzerland privately only to select investors without the use of any public means of information of advertisement. This document does not constitute an offer prospectus within the meaning of Art. 652a Swiss Code of Obligations. It has not been filed with or approved by any Swiss regulatory authority or stock exchange. The shares will not be registered in Switzerland or listed at any Swiss stock exchange. This document may not be distributed or used in Switzerland without our prior written approval.

For Investors in Excluded Territories

The offer described in this document is not being made directly or indirectly in, and this document must not be marketed or otherwise distributed or sent in or into, any jurisdiction other than the United States, Switzerland (consistent with the limitations set forth above) and relevant member states of the European Economic Area nor may any securities be offered, sold or delivered directly or indirectly in or into any such excluded jurisdictions.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. Before investing in our ADSs or ordinary shares, you should read this prospectus carefully in its entirety, especially the risks of investing in our ADSs or ordinary shares, which we discuss under “Risk Factors,” and our financial statements and related notes beginning on page F-1.

We are a specialty pharmaceutical company engaged in the development of improved oral dosage forms of drugs with poor bioavailability. These include injectable drugs, certain existing oral drugs and large molecule drug candidates. Our drug delivery technologies increase bioavailability by improving absorption in the gastrointestinal, or GI, tract, thereby enhancing efficacy, reducing side effects and improving drug tolerability. As a result, we believe our products will be more convenient for patients and will lead to increased compliance with the prescribed regimen. We hold more than 35 issued and in-process U.S. patents for the delivery of a variety of drugs and biologics, including our GIPET and GIRES drug delivery platforms.

We have four internal product development programs based on GIPET. MER 101 is an oral bisphosphonate for oncology indications currently in Phase II trials. We are developing a second oncology product for the treatment of prostate cancer, MER 104, which has completed preclinical testing. We are developing two additional products, MER 102 and MER 103, which we intend to license to collaborators for advanced clinical development and marketing. MER 103 for osteoporosis has completed Phase II trials, and MER 102, an oral anticoagulant, is in preclinical testing. In addition, we have agreements with three pharmaceutical companies to examine the potential for the application of our technologies to products in areas which include oncology and neurodegenerative diseases.

Poor absorption of new drug candidates can present a significant obstacle in the successful development of a drug. This limitation has resulted in many new molecules and novel biotechnology products either being rejected as viable drug candidates or formulated for administration by injection due to their poor absorption in the GI tract. GIPET works to increase the absorption of poorly permeable drugs, allowing for oral forms of drugs that might otherwise require delivery by injection. In addition, drugs which are absorbed primarily in the stomach or the upper part of the small intestine may require formulations and/or technologies that facilitate retention in the stomach for a sustained release over a long period of time. GIRES is a novel sustained release technology designed to extend the period of time a drug is retained in the stomach, thereby improving bioavailability and pharmacokinetics.

GIPET and GIRES offer significant potential advantages in the regulatory approval process because they can work with already approved drugs, permitting the use of existing product data in a new drug application, or NDA, registration under Section 505(b)(2) of the Federal Food Drug and Cosmetic Act, or FDCA, to approve the “new” product which incorporates the delivery technology. The 505(b)(2) approval process can lower development costs, shorten the time required to obtain FDA approval and get new products to patients more quickly. The application of our technologies to existing products can result in new patents on these improved products, which provide market exclusivity for up to twenty years.

Patients are the primary beneficiaries of our efforts. It is well recognized that improved patient convenience leads to improved patient compliance. A Harris Interactive online survey conducted in 2005 showed that one in three adults who are prescribed drugs on a regular basis say they are often noncompliant with their treatment regimens. The application of our technologies improves existing medications by:

•	reducing the amount of oral drug needed or the frequency of dosing;

•	improving drug tolerability;

•	reducing side effects; and

•	reducing the costs of drug administration when compared to injectable drugs.

We seek to develop pharmaceutical products both independently and in collaboration with established pharmaceutical companies. Our goal is to develop a portfolio of products that can be marketed by an internal specialty sales force to targeted physician groups, and through collaborators for broader markets. Additionally, we have research agreements with Gloucester Pharmaceuticals, Inc., Hunter-Fleming Limited, and sanofi-aventis Deutschland GmbH that are exploring oral dosage forms of certain of their products, and are seeking additional opportunities to leverage our technologies. We anticipate that some of these relationships will progress to development agreements that will generate revenue from development, licensing, milestone and/or royalty fees.

Our core intellectual property was acquired from Elan Corporation, plc in 2004, and included 21 United States patents and patent applications owned by Elan and an additional 14 patents and patent applications sub-licensed to us by Elan. We also acquired multiple foreign filings associated with these patents. We have further expanded the patent estate with five additional patent applications based on our own research and development efforts

Our Strategy

Our primary focus is on developing patentable improved oral therapeutics that can replace injectable drugs, thereby increasing physician and patient acceptance. The key elements of our strategy are to:

•	selectively apply our technologies to drugs with potential markets in excess of $300 million;

•	retain rights to selected products enabling the establishment of a specialty sales force in a particular therapeutic area, such as oncology;

•	employ a 505(b)(2) regulatory pathway, where available, in order to minimize development time, risk and expense;

•	generate revenue from collaborations in the form of licensing, milestone and royalty fees, as well as from sales of internally developed products; and

•	expand our product development pipeline through application of our GIPET and GIRES technologies.

Our Product Candidates

We have four internal development programs based on GIPET:

Product	Indication	Current Status
MER 103	Osteoporosis	Phase II
MER 101	Metastatic bone cancer	Phase II
MER 104	Prostate cancer	Preclinical
MER 102	Deep vein thrombosis	Preclinical

Our most advanced product candidate, MER 103, is an oral bisphosphonate intended for the treatment of osteoporosis. Decision Resources estimated that combined sales of drugs to treat osteoporosis reached $6.2 billion worldwide in 2004. We have applied GIPET to alendronate, the leading osteoporosis drug marketed by Merck under the name Fosamax, the U.S. patent on which expires in August 2007. Oral bisphosphonates currently used in the treatment of osteoporosis require a complex and inconvenient dosing regimen due to their poor absorption. The International Osteoporosis Foundation has stated that in order for osteoporosis drugs to be effective in maintaining bone mineral density and preventing against fracture, they need to be taken long-term, with 60% of physicians recommending they be taken for a minimum of three years. However, a survey conducted by this foundation found that almost 60% of patients on these drugs discontinued therapy within one year in large part due to the complicated dosing regimen. In initial clinical studies we have demonstrated that the use of GIPET improves the absorption of alendronate and eliminates the need for the current morning dosing ritual. We believe that the simplified dosing regimen offered by MER 103 will improve patient compliance. Having successfully completed our Phase II clinical trial program in November 2006, we are actively seeking a collaboration partner for Phase III development and commercialization of MER 103.

MER 101 is an application of GIPET to zoledronic acid for the treatment of bone-destroying metastases from solid tumors and bone loss associated with multiple myeloma. Zoledronic acid is the leading injectable bisphosphonate used in oncology indications, marketed by Novartis AG under the name Zometa with worldwide sales in 2006 of over $1.3 billion. We recently completed a clinical trial of MER 101 that demonstrated the ability of GIPET to deliver zoledronic acid orally in sufficient amounts to achieve therapeutic equivalence to intravenous therapy. The data indicate that a weekly dose of MER 101 will provide the same drug exposure as the current once-monthly intravenous infusion regimen. MER 101 was well tolerated and there were no serious adverse events associated with its administration. We plan to develop the product independently to the point of an NDA submission under Section 505(b)(2). We will seek a collaborator to assist with the marketing of the product.

We are developing a second oncology product, MER 104, which will commence Phase I testing in the second quarter of 2007. MER 104 is a gonadotropin-releasing hormone, or GnRH, antagonist formulated using GIPET designed to provide an oral dosage alternative to current injectable prostate cancer therapies. Hormone therapies used in prostate cancer generate $4.5 billion in worldwide sales annually for all indications. We plan to develop MER 104 independently to the point of an NDA submission. We will seek a collaborator to assist with the marketing of the product.

MER 102 uses our GIPET technology with fondaparinux, a synthetic Factor Xa antagonist approved as an injectable anticoagulant. Anticoagulants are commonly administered following surgery to prevent the occurrence of deep vein thrombosis. Decision Resources estimated that the opportunities resulting from unmet medical needs in the anticoagulant market will generate 12% annual growth in the class through 2014. Recent studies have demonstrated that sustained use of low molecular weight heparins, the most common anticoagulant drugs used after surgery, reduces the incidence of deep vein thrombosis. We believe an oral anticoagulant such as MER 102 would be more convenient for patients, facilitating such sustained usage. MER 102 is currently a preclinical stage project. We plan to perform limited clinical trials commencing in 2007 to optimize the dosage form of MER 102 and then license the product to a collaborator for advanced clinical development and marketing.

Our Technologies

Our Gastrointestinal Permeation Enhancement Technology, or GIPET, improves the absorption of drugs from the GI tract into the blood stream, thereby allowing the development of oral versions of many drugs currently available only in injectable form. The technology utilizes penetration enhancers that facilitate the transit of the target drug across the intestinal barrier without involving any chemical modification of the active pharmaceutical ingredient. GIPET enhances the delivery of many different poorly absorbed drugs, including small molecules, peptides, polysaccharides and oligonucleotides. Our Gastrointestinal Retention System, or GIRES, enables the development of oral controlled-release therapies with prolonged gastro-retentive characteristics that are unaffected by the presence of food.

Because the application of our technologies to existing approved drugs does not change the chemical structure of the drug, our technologies offer the following potential advantages:

•	reduction in clinical development risk;

•	reduction of development costs;

•	acceleration of the FDA approval process through the filing of an NDA registration under Section 505(b)(2); and

•	extension of market exclusivity of existing drugs.

Risks Affecting Us

Our business is subject to a number of risks, which are explained in detail under the section entitled “Risk Factors.”

•

Our product candidates are at an early stage of development. If we are not able to successfully develop and commercialize them, we may not generate sufficient revenues to continue our business operations.

•	There are a number of other companies developing competing drug delivery technologies, any one of which could be more effective or commercially successful than ours.

•

Even if we successfully complete clinical trials for our product candidates, there are no assurances that we will be able to submit, or obtain FDA approval or the approval of any other necessary authority of, a new drug application.

•

Our product candidates may not be commercially marketable until the patent exclusivity on the active pharmaceutical ingredient, or API, expires, and existing patents may be subject to extension beyond current periods further delaying our ability to commercialize our products.

•

Reforms in the healthcare industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

•	We have incurred losses since inception and anticipate that we will continue to incur substantial losses for the foreseeable future and might never achieve or maintain profitability.

•	We may be unable to obtain the substantial additional capital that we will need to sustain our operations.

•	We face substantial uncertainty in our ability to protect our patents and proprietary technologies.

Corporate Information

We were incorporated in Ireland in April 2006 as the result of the reorganization of our predecessor, Merrion Pharmaceuticals Inc., which was incorporated in December 2003. Our principal executive offices are located at the Biotechnology Building, Trinity College Dublin, Dublin 2, Ireland and our United States headquarters are located at 219 Racine Drive, Suite D, Wilmington, North Carolina 28403-8702. Our telephone number in Dublin is +353 (1) 672-9272, and our telephone number in Wilmington is (910) 799-1847. Our internet address is www.merrionpharma.com. The information on, or accessible through, our website is not a part of this prospectus.

The Offering

Shares we are offering	shares in the form of ordinary shares or ADSs. Each ADS represents one ordinary share.

Shares to be outstanding after this offering	ordinary shares

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $             per ADSs or €                 per ordinary share. We expect to use a substantial majority of the net proceeds from this offering to fund clinical trials, preclinical testing and other research and development activities and the balance for working capital and other general corporate purposes.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our ADSs or ordinary shares.

Listing and Trading

The primary listing of our ADSs will be on the Nasdaq Global Market. We intend to have the ADSs quoted on the Nasdaq Global Market under the symbol “MERR.” The listing of our ordinary shares on the Irish Enterprise Exchange will be a secondary listing and will be made under the rules of the Irish Enterprise Exchange, or IEX, which is regulated by the Irish Stock Exchange. We intend to apply to have our ordinary shares quoted on the IEX under the symbol “MERR”.

The number of ordinary shares outstanding after this offering is based on 16,630,005 ordinary shares outstanding as of March 15, 2007. The number of ordinary shares outstanding after this offering excludes:

•	635,722 ordinary shares issuable upon the exercise of share options outstanding as of March 15, 2007 at a weighted average exercise price of $0.06 per share;

•

1,270,000 ordinary shares issuable upon the exercise of share options outstanding as of March 15, 2007, with exercise prices which will be determined by the market price of the ordinary shares at our initial public offering and the first, second and third anniversary of our initial public offering; and

•	1,244,278 ordinary shares reserved for future issuance under the Merrion Pharmaceuticals Limited Share Option Plan.

The information in this prospectus, unless otherwise noted, assumes the following:

•	a -for- subdivision of our ordinary shares prior to the offering;

•	an assumed offering price of $ per ADS and € per ordinary share in the offering;

•	the conversion of all outstanding preference shares into an aggregate of ordinary shares upon completion of this offering;

•	the automatic conversion of all outstanding convertible notes into an aggregate of ordinary shares upon completion of this offering;

•

the issuance of              ordinary shares for no consideration to Elan upon completion of this offering as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”;

•

the issuance of              ordinary shares for consideration of €0.01 per ordinary share (par value) to members of our management team upon completion of this offering as further described in “Executive Compensation—Employment Agreements”;

•

the issuance of              ordinary shares for total consideration of €                 to Declan Ryan, a director, upon exercise of his option upon completion of this offering as further described in “Related Party Transactions—Transactions with Shareholders”; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data

We are a development stage company. The following summary financial data for the period from December 12, 2003 (inception) to March 31, 2004 and our fiscal years ended March 31, 2005 and 2006 have been derived from our audited financial statements. The unaudited summary financial data for the six months ended September 30, 2005 and 2006 have been derived from our unaudited financial statements. You should read this information together with our financial statements and the related notes appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Period from Inception (December 12, 2003) through March 31, 2004	Year Ended March 31,		Six Month Period Ended September 30,		Period from Inception (December 12, 2003) through September 30, 2006
		2005	2006	2005	2006
Statements of operations data:
Gross revenues	$—	$—	$140,467	$—	$59,855	$200,322
Operating expenses:
Direct costs	—	—	68,759	—	9,319	78,078
Research and development	16,913	481,068	2,058,851	996,240	1,601,626	4,158,458
In process research and development	2,469,780	70,831	22,325	—	—	2,562,936
Depreciation and amortization	—	27,433	50,834	21,744	31,882	110,149
Selling, general and administrative	785,070	1,986,261	1,029,170	443,144	727,316	4,527,817

Total operating expenses	3,271,763	2,565,593	3,229,939	1,461,128	2,370,143	11,437,438

Loss from operations	(3,271,763)	(2,565,593)	(3,089,472)	(1,461,128)	(2,310,288)	(11,237,116)
Interest and other income	—	2,683	165	159	—	2,848
Interest expense	—	(700)	(171,495)	(14,702)	(740,360)	(912,555)
Fair value adjustments	—	(7,777)	(49,797)	(21,566)	(198,040)	(255,614)
Income tax benefit/(expense)	—	670	39	(1,604)	—	709

Net loss	$(3,271,763)	$(2,570,717)	$(3,310,560)	$(1,498,841)	$(3,248,688)	$(12,401,728)

Net loss per ordinary share—basic and diluted	$(0.32)	$(0.19)	$(0.20)	$(0.09)	$(0.19)	$(0.83)
Shares used in computing basic and diluted net loss per ordinary share	10,210,526	13,581,982	16,469,480	16,387,952	16,930,404	14,880,900

The following table presents a summary of our unaudited balance sheet as of September 30, 2006:

•	on an actual basis;

•	on a pro forma basis, giving effect to:

•	the conversion of all outstanding preference shares into an aggregate of ordinary shares upon completion of this offering,

•	the conversion of all outstanding convertible notes into an aggregate of ordinary shares upon completion of this offering,

•

the issuance of an aggregate of               ordinary shares for no consideration to Elan upon completion of this offering as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”

•

the issuance of               ordinary shares for consideration of €0.01 per ordinary share (par value) to members of our management team upon completion of this offering as further described in “Executive Compensation—Employment Agreements”

•

the issuance of               ordinary shares for total consideration of €              to Declan Ryan, a director, upon exercise of his option upon completion of this offering as further described in “Related Party Transactions—Transactions with Shareholders”; and

•

on a pro forma as adjusted basis to reflect the sale of                  ADSs and ordinary shares in this offering, at an assumed offering price of $              per ADS or €              per ordinary share and after deducting the underwriting discount and estimated offering expenses.

	As of September 30, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
Balance sheet data:
Cash and cash equivalents	$3,179,245	$	$
Working capital	$1,986,716	$	$
Total assets	$4,786,304	$	$
Long term liabilities	$9,223,538	$	$
Convertible preference shares	$958,157	$	$
Total shareholders’ equity (deficit)	$(7,528,222)	$	$

RISK FACTORS

You should carefully consider the risks described below, in addition to the other information in this prospectus, before purchasing our ADSs or ordinary shares. Each of these risk factors could adversely affect our business, financial condition and operating results as well as adversely affect the value of an investment in our ADSs or ordinary shares.

Risks Related to Our Business

Our product candidates are at an early stage of development. If we are not able to successfully develop and commercialize them, we may not generate sufficient revenues to continue our business operations.

We currently have four internal product candidates based on our GIPET oral delivery-enabling technology, each of which is in an early stage of development. Our business depends primarily on our ability to successfully complete clinical trials, obtain required regulatory approvals and successfully commercialize our product candidates. If these clinical trials or any further clinical trials fail, if we do not obtain required regulatory approvals, or if we fail to commercialize any of our product candidates, we may be unable to generate sufficient revenues to attain profitability or continue our business operations and our reputation in the industry and in the investment community would likely be significantly damaged, each of which would cause our stock price to decline and you to lose all or part of your investment.

We will not be able to commercialize our product candidates if our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans.

Preclinical and clinical testing is expensive, difficult to design and implement, can take many years to complete and has an uncertain outcome. Success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process that could delay or prevent our ability to commercialize our product candidates, including the following:

•	Regulators or institutional review boards may not authorize us to commence a clinical trial or conduct a clinical trial at a prospective trial site.

•

Our preclinical or clinical trials may produce negative or inconclusive results, which may require us to conduct additional preclinical testing or clinical trials or to abandon projects that we expect to be promising.

•	Initial clinical results may not be supported by further or more extensive clinical trials.

•	Enrollment in our clinical trials may be slower than we currently anticipate, resulting in significant delays.

•	We might have to suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks.

•	Regulators or institutional review boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements.

•	Any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable.

•	The effects of our product candidates may not be the desired effects or may include undesirable side effects.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete our clinical trials or other testing, or if the results of these trials or tests are not positive or are only modestly positive, we may be delayed in obtaining marketing approval for our product candidates, we may not be able to obtain marketing approval or we may obtain approval for indications that are not as broad as intended. Our product development costs will also increase if we experience delays in testing or approvals. We do not know whether planned clinical trials will begin as planned, will need to be restructured or will be completed on schedule, if at all. Significant clinical trial delays could allow our competitors to bring products to market before we do and impair our ability to commercialize our products or product candidates. Poor clinical trial results or delays may make it impossible to license a product or so reduce its attractiveness to a licensing partner that we will be unable to successfully commercialize a product. MER 103 is the furthest along in clinical trials of all of our product candidates and we anticipate that it will be the first product candidate that we will seek to license to a third party, unless there are mitigating factors such as those discussed above.

We will depend significantly on collaborators to develop and commercialize our product candidates.

A key element of our business strategy is to collaborate, particularly with leading pharmaceutical companies, to develop and commercialize product candidates. However, we may not be able to negotiate acceptable arrangements with collaborators, if at all. Moreover, such arrangements may involve sharing of profits from sales, requirements to relinquish certain of our rights to our products or marketing territories and impositions of other limitations on our operations. These arrangements may not be scientifically or commercially successful. The termination of any of these arrangements might adversely affect our ability to develop and commercialize our product candidates.

The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Our collaborators will have significant discretion in determining the efforts and resources that they will apply to these collaborations. The risks that we face in connection with these collaborations, and that we anticipate being subject to in future collaborations, include the following:

•

Our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products that are the subject of the collaboration with us.

•	Our collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or other development of our products.

•

Our collaborators may not properly maintain or defend our intellectual property rights or they may utilize our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential liability.

•

Our collaborators may change the focus of their development and commercialization efforts. Pharmaceutical and biotechnology companies historically have re-evaluated their priorities from time to time, including following mergers and consolidations, which have been common in recent years in these industries. The ability of our product candidates and products to reach their potential could be limited if our collaborators decrease or fail to increase spending relating to such products.

•

Disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management’s attention and consumes resources.

Collaborations with pharmaceutical companies and others often are terminated or allowed to expire by the other party. Such terminations or expirations would adversely affect us financially and could delay our drug development programs and harm our business reputation.

Competition in the specialty pharmaceutical industry is intense, and development by other companies could render our product candidates non-competitive.

We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we may develop. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us and impair our ability to commercialize our product candidates.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Established pharmaceutical companies may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition, these companies compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Accordingly, our competitors may succeed in obtaining patent protection, receiving approval by the United States Food and Drug Administration, or FDA, European Union authorities or other authorities or discovering, developing and commercializing medicines before we do. We are also aware of other companies that may currently be engaged in the discovery of medicines that will compete with the product candidates that we are developing. In addition, in the markets that we are targeting, we expect to compete against current market-leading medicines. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition will suffer.

There are a number of other companies developing competing drug delivery technologies, any one of which could be more effective or commercially successful than ours.

There can be no assurance that either of our proprietary oral drug delivery technologies, GIPET and GIRES, will prove to be either the most effective or the most commercially successful drug delivery technology available. Generally, the drug delivery area is highly competitive with a number of companies investigating alternative approaches to improving the oral delivery of drugs, as well as via other routes of administration such as transdermal or inhalation. For example, Eurand, pSivida, Xenoport and Emisphere Technologies, Inc. are each developing a technology directly competitive with our GIPET technology. We may also face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions.

While we believe that our GIPET and GIRES oral drug delivery technologies will be successful, a competitor may develop a similar or even superior product using other penetration enhancers or gastro-retentive technologies or utilizing other technologies that provide superior performance to our technologies. If that occurs, the market value of our stock could decline and you could lose all or a part of your investment.

Our internal product candidates may not be commercially marketable until the patent exclusivity on the API expires.

Our four internal product candidates are comprised of a combination of our GIPET delivery system and certain materials currently protected by patents held by others that are scheduled to expire in the coming years. We will not be able to commercialize our product candidates before such patents expire without obtaining a license, and such license may not be available on acceptable terms, if at all. In addition, the owners of the patents may be able to obtain extensions on the exclusivity period afforded by such patents, which would further delay the commercialization of our product candidates unless we are able to obtain a license. For example, MER 101 is an oral dosage form of zoledronic acid in development for the treatment of bone-destroying metastases from solid tumors and bone loss associated with multiple myeloma. Zoledronic acid is an approved bisphosphonate intended for intravenous use in oncology indications which is marketed by Novartis AG under the name Zometa. In April 2006 Novartis announced that it had received a five-year extension of its patent rights to Zometa from the United States Patent and Trademark Office under the Hatch-Waxman Act. In the absence of a challenge to this extension, Novartis’ patent rights to Zometa will now expire in September 2012. Any extension to the patent exclusivity or new patent exclusivity granted to compounds that we have combined or plan to combine with our GIPET delivery system could have a material adverse effect on our business, financial condition and prospects.

The terms of any licensing arrangements we enter into may impose material limitations on our ability to market our own products.

If we license our products we may not be able to negotiate the retention of co-marketing rights and could forego the opportunity to market one or more of our drugs ourselves. In addition, any licensing agreements that we enter into may contain provisions limiting our right to develop related products, which would also limit our ability to develop and/or market new products internally. By licensing products with these limitations at relatively early stages in our product development, we may be foregoing opportunities that we later determine to be significantly greater than we may estimate at the time of such agreement.

We have no sales and marketing capabilities and may not be able to successfully commercialize our product candidates once they are approved.

We currently have no sales and marketing resources. We intend to develop our own sales and marketing organization to commercialize certain of our product candidates. Building up our sales capabilities will require significant expenditures and we may not succeed in creating and enhancing our sales and marketing capabilities or have sufficient resources to do so. If we do develop such capabilities, we will compete with other companies that have experienced and well-funded sales and marketing operations which will likely have significantly greater resources than us. We may not be able to develop our in-house sales expertise which may limit our ability to gain market acceptance for our products worldwide and generate revenues. If we are unable to develop our own sales and marketing organization to commercialize our products we will have to enter into sales and marketing arrangements with collaborators. We may not be able to enter into sales and marketing arrangements with collaborators on acceptable terms, if at all. If we fail to establish successful sales and marketing capabilities, we will not be able to market or sell our products effectively and our business, financial condition and results of operations will be materially and adversely affected.

We rely on third parties to conduct, supervise and monitor our clinical trials, and those third parties may not perform satisfactorily, including failing to meet established deadlines for the completion of such trials.

We rely on third parties such as contract research organizations, medical institutions and clinical investigators to enroll qualified patients and conduct, supervise and monitor our clinical trials. Our reliance on these third parties to conduct clinical trials reduces our control over these activities. Our reliance on these third parties, however, does not relieve us of our regulatory responsibilities, including ensuring that our clinical trials are conducted in accordance with good clinical practice regulations and the investigational plan and protocols contained in the Investigational New Drug Application, or IND. Furthermore, these third parties may also have relationships with other entities, some of which may be our competitors. In addition, they may not complete activities on schedule, or may not conduct our preclinical studies or clinical trials in accordance with regulatory requirements or our trial design. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, our efforts to obtain regulatory approvals for and commercialize our product candidates may be delayed or prevented.

Problems with the third parties that manufacture the active pharmaceutical ingredients in our product candidates may delay our clinical trials or subject us to liability.

We do not currently own or operate manufacturing facilities for clinical or commercial production of the API used in any of our product candidates. We have no experience in drug manufacturing and we lack the resources and the capability to manufacture any of the APIs used in our product candidates, on either a clinical or commercial scale. As a result, we rely on single source third-party manufacturers to supply the API used in MER 101 (zoledronic acid), MER 103 (alendronate) and MER 104 (acyline). We may be unable to contract with such third-party manufacturers on terms that are acceptable. If we cannot continue to contract with any of these sole source suppliers, or the terms of these arrangements do not remain cost-effective, we may be forced to delay or even terminate these development programs. While we have a number of offers to supply us with fondaparinux, the API in MER 102, we have not yet selected a regular supplier. If we cannot contract with a third-party supplier of fondaparinux on terms that we find acceptable, the development of MER 102 will be delayed or may be terminated altogether. We expect to continue to depend on third parties to supply the API for our lead product candidates and any additional product candidates we develop for the foreseeable future.

An API manufacturer must meet high precision and quality standards for that API to meet regulatory specifications and comply with regulatory requirements. A contract manufacturer is subject to ongoing periodic unannounced inspection by the FDA and corresponding state and foreign agencies to ensure strict compliance with current good manufacturing practice, or cGMP, and other applicable government regulations and corresponding foreign standards. Additionally, a contract manufacturer must pass a pre-approval inspection by the FDA to ensure strict compliance with cGMP prior to the FDA’s approval of any product candidate for marketing. A contract manufacturer’s failure to conform with cGMP could result in the FDA’s refusal to approve or a delay in the FDA’s approval of a product candidate for marketing. We are ultimately responsible for confirming that the APIs used in our product candidates are manufactured in accordance with applicable regulations.

Our third-party suppliers may not carry out their contractual obligations or meet our deadlines. In addition, the API they supply to us may not meet our specifications and quality policies and procedures. If we need to find alternative suppliers of the API used in any of our product candidates, we may not be able to contract for such supplies on acceptable terms, if at all. Any failure to supply or delay caused by such contract manufacturers would have an adverse affect on our ability to continue clinical development and testing of our product candidates or commercialize any future products.

If our third-party API suppliers fail to achieve and maintain high manufacturing standards in compliance with cGMP regulations, we could be subject to certain product liability claims in the event such failure to comply resulted in defective products that caused injury or harm.

If our drug delivery technologies are not sufficiently accepted by prescribing physicians or their patients, we may not be able to recoup our investment in those products and our overall rate of growth may be lower.

The successful launch of products using our proprietary GIPET and GIRES technologies, including our own product candidates, is an important part of our growth strategy. To date, there has never been a marketed product using either our GIPET or GIRES technologies and they may not be readily accepted by either prescribing physicians or their patients. Other alternative drug delivery techniques, including intravenous delivery, have been used for some time and are familiar to many prescribing physicians and their patients. Moreover, other new drug delivery technologies (such as transdermal, transmucosal, needle-free injection or inhalation) may be developed that achieve greater market acceptance. If our GIPET and GIRES technologies are not accepted as alternative methods of drug delivery, we may not achieve our anticipated sales levels for products using these technologies. In this case we may not be able to recoup our investment in the development of these drug delivery technologies and our business, financial condition and results of operations will be materially and adversely affected.

We expect to expand our operations, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations over the next several years. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, and continue to recruit and train additional qualified personnel. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or to recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations.

The inability to successfully recruit employees or the loss of the services of members of our senior management team or scientific staff could adversely affect our business.

Our success is dependent on attracting and retaining highly qualified scientific and management staff. We face intense competition for personnel from other companies, academic institutions, government entities and other organizations. The loss of key personnel, or our failure to attract and retain other highly qualified employees, may impede our ability to meet our strategic objectives. In particular, the loss of Michael J. McKenna, Ph.D., our Chief Executive Officer, or Thomas W. Leonard, Ph.D., our Vice President and Chief Scientific Officer, could harm our ability to implement our business strategy.

Pursuant to our business strategy we intend to expand and develop new technologies and products. This strategy will require us to hire additional employees with expertise in areas that relate to the new technologies and products. We cannot fully anticipate or predict the time and extent to which we will need to hire this type of specialized personnel. As a result, there can be no assurance that we will be successful in attracting and retaining the personnel necessary to pursue fully our business strategy. We offer what we believe to be competitive compensation packages and benefits. However, if competitive conditions continue to intensify, then our cost of attracting and retaining employees may escalate.

There is a substantial risk of product liability claims in our business. If we are unable to obtain sufficient insurance, a product liability claim against us could adversely affect our business.

We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face even greater risks upon any commercialization by us of our product candidates. We have product liability insurance covering our clinical trials in the amount of $1.0 million, which we currently believe is reasonable to cover any product liability exposure we may have. Clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to obtain sufficient insurance or increase or maintain our existing coverage at a reasonable cost to protect us against losses that could have a material adverse effect on our business. An individual may bring a product liability claim against us if one of our products or product candidates causes, or is claimed to have caused, an injury or is found to be unsuitable for consumer use. Any product liability claim brought against us, with or without merit, could result in:

•	liabilities that substantially exceed our product liability insurance, which we would then be required to pay from other sources, if available;

•	an increase of our product liability insurance rates or the inability to maintain insurance coverage in the future on acceptable terms, or at all;

•	withdrawal of clinical trial volunteers or patients;

•	damage to our reputation and the reputation of our products, resulting in lower sales or termination of our collaborative arrangements;

•	regulatory investigations that could require costly recalls or product modifications;

•	litigation costs; and

•	the diversion of management’s attention from managing our business.

We may lose the use of our manufacturing and laboratory equipment.

We lease substantially all of our manufacturing and laboratory equipment, including the equipment used to manufacture our oral delivery-enabling technologies, from Elan Corporation, which, in turn, has financed its purchase of this equipment from a commercial bank. Although our lease with Elan is not scheduled to expire until September 2013, if Elan defaults on its lease with its lessor, the lessor may repossess this equipment notwithstanding our lease agreement with Elan. The loss of our manufacturing and laboratory equipment will result in additional expense and production delays which would have a material adverse effect on our business, financial condition and results of operations.

We may be required to exit our operating facility in Dublin, Ireland.

The lease for our Dublin, Ireland facility expired on February 28, 2006, and we are currently occupying our facility on a month-to-month basis. We are negotiating a new lease with the landlord for the facility; however, there can be no assurance that we will be able to successfully conclude these negotiations or that our landlord will not seek to terminate our occupancy of the facility on very short notice. Our Dublin, Ireland facility is the location for our finance department, business development, research and development and clinical trial manufacturing operations and includes facilities for pre-formulation analysis, formulation development, analytical chemistry, and small scale cGMP clinical manufacturing. If we are unable to successfully conclude these negotiations or we are required to exit the facility, it could materially impact our ability to provide the services currently performed in Dublin, Ireland, particularly the cGMP clinical manufacturing operations. Since our GIPET and GIRES products are produced under specific clinical manufacturing conditions, the loss of our facility could result in additional expense and production delays and could have a material adverse effect on our business, financial condition and results of operation.

Risks Related to Regulatory Approval

Even if we successfully complete clinical trials for our product candidates, there are no assurances that we will be able to submit or obtain FDA approval of a new drug application, or obtain the approval of any other necessary authorities.

There can be no assurance that, if our clinical trials for any of our product candidates are successfully completed, we will be able to submit a new drug application, or NDA, to the FDA or that any NDA we submit will be approved by the FDA in a timely manner, if at all. After completing clinical trials for a product candidate in humans, a drug dossier is prepared and submitted to the FDA as an NDA, and includes all preclinical testing and clinical trial data intended to establish both short-term and long-term safety, as well as carcinogenicity studies for a product candidate that will be used as a chronic treatment, and data that establishes the statistically significant efficacy of a product candidate, in order to allow the FDA to review such drug dossier and to consider a product candidate for approval for commercialization in the United States. If we are unable to submit a NDA with respect to any of our product candidates, or if any NDA we submit is not approved by the FDA, we will be unable to commercialize that product. Even when drug candidates perform well or achieve favorable results in large-scale Phase III clinical trials, the FDA can and does reject NDAs and may require additional clinical trials. We will also need the approval of authorities in other countries to market our products outside of the United States, and those approvals may also be delayed or not obtained. If we fail to commercialize any of our product candidates, we may be unable to generate sufficient revenues to continue operations or attain profitability and our reputation in the industry and in the investment community would likely be damaged, each of which would cause our stock price to significantly decrease.

Our product candidates will remain subject to ongoing regulatory requirements even if they receive marketing approval, and if we fail to comply with these requirements, we could lose these approvals and the sales of any approved commercial products could be suspended.

Even if we receive regulatory approval to market a particular product candidate, the product will remain subject to extensive regulatory requirements, including requirements relating to manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion, distribution and record keeping. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the uses for which the product may be marketed or to the conditions of approval, or contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product, which could negatively impact us or our collaboration partners by reducing revenues or increasing expenses, and cause the approved product candidate not to be commercially viable. In addition, as clinical experience with a drug expands after approval, side effects and other problems may be observed after approval that were not seen or anticipated during pre-approval clinical trials or other studies. Any adverse effects observed after the approval and marketing of a product candidate could result in limitations on the use of or withdrawal of any approved products from the marketplace. Absence of long-term safety data may also limit the approved uses of our products, if any. If we fail to comply with the regulatory requirements of the FDA and other applicable United States and foreign regulatory authorities, or previously unknown problems with any approved commercial products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions or other setbacks, including:

•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties, fines and/or injunctions;

•	product seizures or detentions;

•	import or export bans or restrictions;

•	voluntary or mandatory product recalls and related publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new products or supplements to approved applications.

If we or our collaborators are slow to adapt, or are unable to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies, marketing approval for our product candidates may be lost or cease to be achievable, resulting in decreased revenue from milestones, product sales or royalties.

Reforms in the healthcare industry and the uncertainty associated with pharmaceutical pricing, reimbursement and related matters could adversely affect the marketing, pricing and demand for our products.

Increasing expenditures for healthcare have been the subject of considerable public attention in the United States. Both private and government entities are seeking ways to reduce or contain healthcare costs. Numerous proposals that would effect changes in the United States healthcare system have been introduced or proposed in Congress and in some state legislatures, including reductions in the pricing of prescription products and changes in the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 and the proposed rules thereunder impose new requirements for the distribution and pricing of prescription drugs in 2004, which could reduce reimbursement of prescription drugs for healthcare providers and insurers. Although we cannot predict the full effect on our business of the implementation of this legislation, we believe that legislation that reduces reimbursement for our products could adversely impact how much or under what circumstances healthcare providers will prescribe or administer our products. This could materially and adversely impact our business by reducing our ability to generate revenue, raise capital, obtain additional collaborators and market our products. In addition, we believe the increasing emphasis on managed care in the United States has and will continue to put pressure on the price and usage of pharmaceutical products, which may adversely impact product sales.

We will encounter similar regulatory and legislative issues in most other countries. In the European Union and some other international markets, governments provide health care at a low direct cost to consumers and regulates pharmaceutical prices or patient reimbursement levels in order to control costs for the government-sponsored health care system. Therefore, even if we achieve regulatory approval of our products, we must successfully negotiate product pricing in individual countries. As a result, the pricing of our products in different countries may vary widely, thus creating the potential for third-party trade in our products in an attempt to exploit price differences between countries. This third-party trade of our products could undermine our sales in markets with higher prices.

Risks Related to Our Financial Results and Need For Additional Financing

We have incurred losses since inception and anticipate that we will continue to incur substantial losses for the foreseeable future and might never achieve or maintain profitability.

We have a limited operating history and have not yet commercialized any products or generated any product revenue. As of September 30, 2006, we had an accumulated deficit of $12.4 million. We have incurred losses in each year since our inception in December 2003. Our net losses were $3.3 million in our fiscal year ended March 31, 2006, $2.6 million in our fiscal year ended March 31, 2005 and $3.3 million in the period from December 12, 2003 (inception) to March 31, 2004. These losses resulted principally from costs incurred in our research and development programs and from our general and administrative expenses. We expect to continue to incur significant and increasing operating losses for at least the foreseeable future, as we continue our research activities and conduct development of, and seek regulatory approvals for, our initial drug candidates, and commercialize any approved drugs. These historical and projected future losses, among other things, have had and will continue to have an adverse effect on our shareholders’ equity, total assets, working capital and cash flows.

We have financed our operations and internal growth principally through private placements of debt and equity, and to a significantly lesser extent through revenues under service arrangements with pharmaceutical companies. We have devoted substantially all of our efforts to research and development, including clinical trials, and we have not yet completed development of any drug products. Because of the numerous risks and uncertainties associated with developing oral drug delivery technologies, we are unable to predict the extent of any future losses, whether or when any of our product candidates will become commercially available, or when we will become profitable, if at all. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

If we are unable to achieve and then maintain profitability, the market value of our stock will decline and you could lose all or a part of your investment.

We may be unable to obtain the substantial additional capital that we will need to sustain our operations.

We will need substantial additional funds to support our planned operations. Based on our current operating plans, we expect our existing resources following the completion of this offering to be sufficient to fund our planned operations for approximately three years from the date of this prospectus. We may, however, need to obtain additional funds before that time if our research and development expenses exceed our current expectations, including the need for additional clinical trials which represents our largest anticipated expense in the near term, or our collaboration funding is less than our current expectations. This could occur for many reasons, including the following:

•

Some or all of our product candidates fail in preclinical studies or clinical trials or do not prove to be as commercially promising as we expect, and we are forced to seek additional product candidates.

•	Our product candidates require more extensive preclinical or clinical testing or our clinical trials take longer to complete than we currently expect.

•	We advance more preclinical product candidates than expected into early stage clinical trials.

•	We advance more of our product candidates than expected into costly later stage clinical trials.

•	We determine or are required to conduct more testing than expected against current or additional disease targets to develop additional product candidates.

•	We are required, or consider it advisable, to acquire or license intellectual property rights from one or more third parties.

•	We determine to acquire or license rights to additional product candidates or new technologies.

While we expect additional funding will be available through public or private financings, we may not be able to obtain financing on acceptable terms, or at all. In addition, the terms of our financings may be dilutive to, or otherwise adversely affect, holders of our ADSs or ordinary shares. Debt financing, if available, may involve restrictive covenants. Any debt financing or additional equity that we raise may contain terms such as liquidation and other preferences that are not favorable to us or our shareholders. We may also seek additional funds through arrangements with collaborators or others and we may not be able to enter into such agreements on acceptable terms, if at all. These arrangements would generally require us to relinquish rights to some of our technologies, product candidates or products. The arrangements also may include issuances of equity, which may also be dilutive to, or otherwise adversely affect, holders of our ADSs or ordinary shares. If we are unable to obtain additional funding on a timely basis, we may be required to curtail or terminate some or all of our research or development programs, including the development programs of some or all of our product candidates, or license the rights to our product candidates to third parties earlier than we believe to be optimal, which may result in lower than anticipated revenue.

Risks Related to Our Intellectual Property

We face substantial uncertainty in our ability to protect our patents and proprietary technologies.

Our ability to commercialize our products will depend, in part, on our or our collaborators’ ability to obtain patents, to enforce those patents and preserve trade secrets, and to operate without infringing on the proprietary rights of others. The patent positions of specialty pharmaceutical companies are highly uncertain and involve complex legal and factual questions. Our patent portfolio currently consists of more than 25 issued and in-process U.S. patents. Our patent portfolio is subject to the following risks:

•	Patent applications owned by or licensed to us may not result in issued patents.

•	Patent protection may not be secured for any particular technology.

•	Any patents that have been or may be issued to us may not be valid or enforceable.

•	Any patents may not provide meaningful protection to us.

•	Others may be able to design around the patents.

•	Our patents may not provide a competitive advantage or have commercial application.

The failure to obtain and maintain adequate patent protection would have a material adverse effect on us and may adversely affect our ability to enter into, or affect the terms of, any arrangement for the marketing of any product or our other collaboration efforts.

Our patents may be challenged by others.

Patents owned by or licensed to us may be challenged by others. We could incur substantial costs in proceedings, including interference proceedings before the United States Patent and Trademark Office and comparable proceedings before similar agencies in other countries, in connection with any claims that may arise in the future. These proceedings could result in adverse decisions about the patentability of our or our collaborators’ inventions and products, as well as about the enforceability, validity or scope of protection afforded by the patents. Any adverse decisions about the patentability of our product candidates could cause us to either lose rights to develop and commercialize our product candidates or to profitably license such rights at substantial cost to us. In addition, even if we were successful in any proceedings, the cost and delay of these proceedings would most likely have a material adverse effect on our business.

If we infringe or are alleged to infringe intellectual property rights of third parties, it will adversely affect our business.

Our research, development and commercialization activities, as well as any product candidates or products resulting from these activities, may infringe or be claimed to infringe upon patents or patent applications under which we do not hold licenses or other rights. Third parties may own or control these patents and patent applications in the United States and abroad. These third parties could bring claims against us or our collaborators that would cause us to incur substantial expenses and, if successful against us, could cause us to pay substantial damages. Further, if a patent infringement suit were brought against us or our collaborators, we or they could be forced to stop or delay research, development, manufacturing or sales of the product or product candidate that is the subject of the suit, and we could be obligated to indemnify our collaborators for any losses they suffer.

As a result of patent infringement claims, or in order to avoid potential claims, we or our collaborators may choose to seek, or be required to seek, a license from the third party and would most likely be required to pay license fees or royalties or both. These licenses may not be available on acceptable terms, or at all. Even if we or our collaborators were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. Ultimately, we could be prevented from commercializing a product, or be forced to cease some aspect of our business operations if, as a result of actual or threatened patent infringement claims, we or our collaborators are unable to enter into licenses on acceptable terms. Any of these events could harm our business significantly.

There has been substantial litigation and other proceedings regarding patent and other intellectual property rights in the pharmaceutical and biotechnology industries. In addition to infringement claims against us, we may become a party to other patent litigation and other proceedings, including interference proceedings declared by the United States Patent and Trademark Office and opposition proceedings in the European Patent Office, regarding intellectual property rights with respect to our products and technologies. The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and other proprietary information, may not adequately protect our intellectual property, and will not prevent third parties from independently discovering technology similar to or in competition with our intellectual property.

We rely on trade secrets and other unpatented proprietary information in our product development activities. To the extent we rely on trade secrets and unpatented know-how to maintain our competitive technological position, others may independently develop the same or similar technologies. We seek to protect trade secrets and proprietary knowledge, in part, through confidentiality agreements with our employees, consultants, advisors, collaborators and contractors. Nevertheless, these agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. If our employees, scientific consultants, advisors, collaborators or contractors develop inventions or processes independently that may be applicable to our technologies, product candidates or products, disputes may arise about ownership of proprietary rights to those inventions and processes. Such inventions and processes will not necessarily become our property, but may remain the property of those persons or their employers. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. If we fail to obtain or maintain trade secret protection for any reason, the competition we face could increase, reducing our potential revenues and adversely affecting our ability to attain or maintain profitability.

Risks Related to this Offering

There has been no prior market for our ADSs or ordinary shares, our stock price may be volatile or may decline regardless of our operating performance, and you may not be able to resell your ADSs or ordinary shares at or above the initial public offering price.

There has been no public market for our ADSs or ordinary shares prior to this offering. The initial public offering price for our ADSs and our ordinary shares will be determined through negotiations between the underwriters and us. This initial public offering price may vary from the market price of our ADSs and ordinary shares following this offering. If you purchase ADSs or ordinary shares in this offering, you may not be able to resell those ADSs or ordinary shares at or above the initial public offering price. An active or liquid market in our ADSs or ordinary shares may not develop upon completion of this offering or, if it does develop, it may not be sustainable. The market price of our ADSs or ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	price and volume fluctuations in the overall stock market;

•	changes in operating performance and stock market valuations of other specialty pharmaceutical companies generally;

•	actual or anticipated product candidate development and regulatory approval milestones;

•	actual or anticipated fluctuations in our operating results;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet those projections;

•

changes in financial estimates by any securities analysts who follow our company, our failure to meet those estimates or failure of those analysts to initiate or maintain coverage of our ADSs or ordinary shares;

•	ratings downgrades by any securities analysts who may follow our company;

•	the public’s response to our press releases or other public announcements, including our filings with the SEC;

•	introduction of technologies or product enhancements that reduce the need for our products;

•	market conditions or trends in our industry or the economy as a whole;

•	the loss of key personnel;

•	lawsuits threatened or filed against us;

•	future sales of our ADSs or ordinary shares by our executive officers, directors and significant shareholders; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock markets, and in particular The Nasdaq Global Market on which our ADSs will be listed, have experienced price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many specialty pharmaceutical companies. Stock prices of many specialty pharmaceutical companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were involved in securities litigation, it could have substantial costs and divert resources and the attention of management from our core business.

The price of our ADSs or ordinary shares may be volatile, which could harm our business or shareholders and result in litigation.

In recent years the stock market in general, and the market for specialty pharmaceutical stocks in particular, have experienced price fluctuations which have often been unrelated to the operating performance of affected companies. The market price of our ADSs or ordinary shares might experience significant fluctuations in the future, including fluctuations unrelated to our performance. These fluctuations could materially adversely affect our business relationships, our ability to obtain future financing on favorable terms or otherwise harm our business.

In addition, in the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. This risk is especially acute for us because the extreme volatility of market prices of specialty pharmaceutical companies has resulted in a larger number of securities class action claims against them. Due to the potential volatility of the price of our ADSs or ordinary shares, we may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert management’s attention and resources, which could harm our business and cause the value of our ADSs or ordinary shares to decline.

Maintaining and improving our financial controls and the requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act of 2002 and the rules and regulations of the Nasdaq Global Market and the Irish Enterprise Exchange. The requirements of these rules and regulations will increase our legal, accounting and financial compliance costs, make some activities more difficult, time-consuming or costly, and may also place strain on our personnel, systems and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting, which can be difficult to do. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. We have a substantial effort ahead of us to implement appropriate processes, document the system of internal control over relevant processes, assess their design, remediate any deficiencies identified, test their operation and conclude on their operating effectiveness. If at any time we conclude that we have any material weaknesses in our internal controls over financial reporting, we will have to publicly disclose these weaknesses, which could have a negative effect on the value of our ADSs and ordinary shares. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition and results of operations. These efforts will also involve substantial accounting related costs. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the Nasdaq Global Market.

We expect that the rules and regulations of the Sarbanes-Oxley Act and the Nasdaq Global Market will make it more difficult and more expensive for us to maintain directors’ and officers’ liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to maintain coverage. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be considered independent for purposes of Nasdaq rules, and officers will be significantly curtailed.

Because we are a foreign private issuer whose shares will be listed on the Nasdaq Global Market, we intend to follow certain home country corporate governance practices instead of certain Nasdaq requirements.

A foreign private issuer whose shares are listed on the Nasdaq Global Market is permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Marketplace Rules. We intend to follow home country corporate legislation in lieu of Nasdaq Rule 4350 with respect to the following:

•

The number of persons on our audit committee. Our audit committee currently consists of two independent members, while United States companies listed on the Nasdaq Global Market are required to have three independent members on their audit committee.

•

The number of independent directors on our board of directors. Our board of directors has only two independent, non-executive directors, while United States companies are required to have a majority of independent directors on their board.

In addition, we may follow Irish law instead of the Nasdaq Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of our company, certain transactions other than a public offering involving issuances of a 20% or more interest in our company and certain acquisitions of the stock or assets of another company.

After this offering we will continue to be controlled by our executive officers, directors and major shareholders, whose interests may conflict with yours.

Upon completion of this offering, our executive officers, directors and major shareholders will beneficially own approximately     % of our outstanding ordinary shares, based on shares outstanding as of March 15, 2007. As a result, these shareholders will be able to exercise control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which could have the effect of delaying or preventing a third party from acquiring control over or merging with us. These shareholders may cause corporate actions to be taken even if the interests of these shareholders conflict with the interests of our other shareholders.

If you purchase ADSs or ordinary shares in this offering, you will suffer immediate and substantial dilution in the book value of your shares.

Purchasers of ADSs or ordinary shares in this offering will pay a price per ordinary share that is substantially higher than the book value per underlying share of our outstanding ordinary shares immediately after the offering. Accordingly, if you purchase ADSs or ordinary shares in the offering, you will incur immediate and substantial dilution of approximately $             in the book value of our ordinary shares assuming an initial public offering price of $             per ordinary share represented by an ADS. This dilution is due in large part to earlier investors having paid substantially less than the offering price when they purchased their ordinary shares. In addition, purchasers of ADSs or ordinary shares in this offering will have contributed     % of our total capital raised through the sale of our ADSs or ordinary shares, but will own only     % of the outstanding ordinary shares and voting rights.

There are a large number of our ordinary shares that may be sold in the market following this offering, which may depress the market price of our ADSs or ordinary shares.

The market price of our ADSs or ordinary shares could decline as a result of sales of substantial amounts of our ordinary shares in the public market after the closing of this offering, or the perception that those sales could occur. These sales or the possibility that they may occur also could make it more difficult for us to raise funds through future offerings of ADSs or ordinary shares. The number of our ordinary shares available for sale in the public market is limited by restrictions under federal securities laws. In addition, we and the holders of over     % of our ordinary shares, including our executive officers and directors, have agreed that they will not sell ordinary shares without the consent of the underwriters for 180 days after the day of this prospectus. Punk, Ziegel & Company, as representative of the underwriters, may, however, in its sole discretion and without notice, release all or any portion of the shares from the restrictions in the lock-up agreements.

After this offering, based on shares outstanding as of March     , 2007, we will have          ordinary shares outstanding of which          shares are subject to repurchase by us, at par, in the event covered employees’ employment with us is terminated.

Ordinary shares will become eligible for future sale in the public market as follows, assuming the conditions set forth above are met:

Number of Shares	Date Eligible
Immediately as of the date of this prospectus

90 days after the date of this prospectus under Rules 144 and 701

180 days after the date of this prospectus upon expiration of the lock-up agreements

Approximately          remaining restricted securities will not be eligible for sale pursuant to Rule 144 until the expiration of their applicable one-year holding periods, which will expire between             , 2007 and             , 2008.

We intend to register on a Form S-8 registration statement under the Securities Act of 1933 a total of approximately          ordinary shares reserved for issuance under our employee and director stock plans. As of March 15, 2007, there were outstanding options to purchase 1,905,722 ordinary shares, of which 344,733 were vested and exercisable.

Risks Associated with Holding Shares in an Irish Public Limited Company

We are subject to exchange rate fluctuations that could adversely affect our reported results of operations.

We are subject to risks of currency fluctuations. A portion of our expenses are incurred in United States dollars but are recorded in Euros. We translate revenue earned in United States dollars into Euros in our financial statements at the rate of exchange on the date of the transaction. A strengthening in the value of the Euro could, therefore, reduce our earnings. Consequently, fluctuations in the rate of exchange between the United States dollar and the Euro will affect period-to-period comparisons of our reported results. Our results therefore, are subject to exchange rate fluctuations that could cause a decrease in our financial results in any year. A history of average United States dollar to the Euro exchange rates is shown under “Exchange Rate Information.”

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law, the laws of the European Union and our articles of association. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical United States corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring lawsuits against the corporation.

The Irish takeover rules and Irish law may make an acquisition of us more difficult, which could delay, defer or prevent a tender offer or a takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for the ADSs or ordinary shares.

Irish law requires prospective purchasers of a company’s voting securities to provide advance notice of an acquisition of the company’s shares to the Irish Competition Authority if, after an acquisition, that person would directly or indirectly control the company and specific financial thresholds are exceeded. Control would be acquired if, by reason of securities, contracts or other means, decisive influence was capable of being exercised with regard to the company’s activities. Under Irish law, the acquisition will be void unless either clearance for an acquisition is obtained from the Irish Competition Authority or the prescribed statutory period following notification of the acquisition has elapsed without the Irish Competition Authority having made a determination.

In addition, under Irish competition legislation, proposed mergers and acquisitions which might be anti-competitive in nature may be voluntarily notified to and approved by the Irish Competition Authority. Further, third parties may file a complaint with the Irish Competition Authority or institute court proceedings seeking relief, including injunctions, damages, and exemplary damages, for a merger or acquisition which would be prohibited under the relevant legislation.

These provisions could delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interests, including those attempts that might result in a premium over the market price for the ADSs or ordinary shares.

U.S. shareholders may not be able to enforce civil liabilities against us.

Some of our directors and officers reside outside of the United States, and all or a portion of their assets and our assets are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon such persons or to enforce against them judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. BCM Hanby Wallace Solicitors, our Irish counsel, advises that there may be an issue as to the enforceability against those persons in Ireland, whether in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities based solely upon the United States federal securities laws.

If we were determined to be a Passive Foreign Investment Company, or PFIC, United States shareholders could suffer adverse tax consequences.

A foreign corporation generally will be a PFIC for United States federal income tax purposes if in any tax year either 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, royalties, rents and annuities) or the average value of its assets that produce passive income or are held for the production of passive income is at least 50% of its total assets. We believe that we are not currently a PFIC and, based on our management’s current projections of our future income and assets and the manner in which we currently intend to manage and conduct our business in the future, that we will not become a PFIC in the foreseeable future. However, the PFIC rules are complex and subject to some uncertainty (given the very limited amount of authority interpreting such rules) and, thus, there can be no assurance that we are not currently a PFIC or will not become one in the future. If we were treated as a PFIC for any taxable year in which a United States holder held ordinary shares or ADSs, certain adverse consequences could apply, including a material increase in the amount of tax that the United States holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements. United States holders should consult with their tax advisors as to the effect of these rules. For a discussion of the PFIC rules and other material United States federal income tax matters, see “Material U.S. Federal Income Tax Considerations.”

FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including among other things:

•	general economic and business conditions, both nationally and internationally;

•	our expectations and estimates concerning future financial performance, financing plans and the impact of competition;

•	anticipated trends in our business;

•	existing and future regulations affecting our business; and

•	other risk factors set forth under “Risk Factors” in this prospectus.

In addition, in this prospectus, the words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “could,” “plan” and similar expressions, as they relate to us, our business or our management, are intended to identify forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

USE OF PROCEEDS

The net proceeds from our sale of          ordinary shares in the form of ADSs or ordinary shares in this offering are estimated to be approximately $             million, or approximately $             million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $             per ADS or €             per ordinary share and after deducting the underwriting discount and estimated offering expenses.

We expect to use the net proceeds from this offering as follows:

•	fund clinical trials, including:

•	MER 101, our product candidate for treatment of metastatic bone cancer,

•	MER 104, our product candidate for the treatment of prostate cancer, and

•	MER 102, our product candidate for the treatment of deep vein thrombosis;

•	fund preclinical testing and other research and development activities for future product candidates; and

•	provide working capital for other general corporate purposes.

As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. The amounts and timing of our actual expenditures may vary significantly from our expectations depending upon numerous factors, including the progress of our research, development and commercialization efforts, the progress of our clinical trials, and our operating costs and capital expenditures. Accordingly, we will retain broad discretion in the allocation of the net proceeds of this offering, and we reserve the right to change the allocation of use of these proceeds as a result of contingencies such as the progress and results of our clinical trials and our research and development activities, the results of our commercialization efforts, competitive developments and our manufacturing requirements.

In addition, when and if the opportunity arises, we may use a portion of the proceeds to license, acquire or invest in complementary businesses, products or technologies. We currently have no commitments or agreements to acquire any such businesses, products or technologies.

Pending use of the proceeds from this offering, we intend to invest the proceeds in short-term, investment-grade, interest-bearing securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our ordinary shares or those of our subsidiaries. We currently intend to retain future earnings to finance the growth and development of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2006:

•	on an unaudited actual basis;

•	on an unaudited pro forma basis, giving effect to:

•	the conversion of all outstanding preference shares into an aggregate of ordinary shares upon completion of this offering,

•	the conversion of all outstanding convertible notes into an aggregate of ordinary shares upon completion of this offering,

•

the issuance of an aggregate of               ordinary shares for no consideration to Elan upon completion of this offering as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”

•

the issuance of               ordinary shares for consideration of €0.01 per ordinary share (par value) to members of our management team upon completion of this offering as further described in “Executive Compensation—Employment Agreements”

•

the issuance of               ordinary shares for total consideration of €              to Declan Ryan, a director, upon exercise of his option upon completion of this offering as further described in “Related Party Transactions—Transactions with Shareholders”; and

•

on a pro forma as adjusted basis to reflect the sale of                  ADSs and ordinary shares in this offering, at an assumed offering price of $              per ADS or €                 per ordinary share and after deducting the underwriting discount and estimated offering expenses.

	As of September 30, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
Long term liabilities	$9,223,538	$	$
Convertible preference shares	958,157
Shareholders’ equity (deficit):
Ordinary shares and additional paid in capital	5,374,616
Accumulated other comprehensive loss	(501,110)
Deficit accumulated during the development stage	(12,401,728)

Total shareholders’ equity (deficit)	(7,528,222)

Total capitalization	$2,653,473	$	$

The information above excludes:

•	500,982 ordinary shares issuable upon the exercise of share options outstanding as of September 30, 2006 at a weighted average exercise price of $0.07 per share; and

•	149,018 ordinary shares reserved for future issuance under the Merrion Pharmaceuticals Limited Share Option Plan as of September 30, 2006.

DILUTION

Purchasers of our ADSs or ordinary shares in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of the ordinary shares underlying their ADSs or their ordinary shares. The pro forma net tangible book value of our ordinary shares as of September 30, 2006 was $        million, or $        per ordinary share. Pro forma net tangible book value per ordinary share represents the amount of our total assets, excluding net intangible assets, less our total liabilities, divided by the total number of ordinary shares outstanding, after giving effect to:

•	the conversion of all outstanding preference shares into an aggregate of ordinary shares upon completion of this offering,

•	the conversion of all outstanding convertible notes into an aggregate of ordinary shares upon completion of this offering,

•

the issuance of an aggregate of               ordinary shares for no consideration to Elan upon completion of this offering as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Overview”

•

the issuance of               ordinary shares for consideration of €0.01 per ordinary share (par value) to members of our management team upon completion of this offering as further described in “Executive Compensation—Employment Agreements”

•

the issuance of               ordinary shares for total consideration of €         to Declan Ryan, a director, upon exercise of his option upon completion of this offering as further described in “Related Party Transactions—Transactions with Shareholders.”

Dilution in pro forma net tangible book value per ordinary share represents the difference between the amount per ADS or ordinary share paid by investors in this offering and the pro forma net tangible book value per ordinary share underlying our ADSs and ordinary shares immediately after the offering. After giving effect to the sale of the         ADSs and ordinary shares in this offering, at an assumed initial public offering price of $        per ADS or €     per ordinary share, and after deducting the underwriting discount and estimated offering expenses payable by us, the pro forma net tangible book value of our ordinary shares would have been $        million, or $     per ordinary share. This represents an immediate increase in net tangible book value of $        per ordinary share to existing shareholders and an immediate and substantial dilution of $     per ordinary share to new investors. The following table illustrates this per ordinary share dilution:

Assumed offering price per ordinary share		$
Net tangible book value per ordinary share as of September 30, 2006	$
Increase in net tangible book value per ordinary share attributable to pro forma adjustments
Pro forma net tangible book value per ordinary share as of September 30, 2006
Increase in pro forma net tangible book value per ordinary share attributable to investors purchasing ordinary shares or ADSs in this offering

Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering

Dilution to investors in this offering		$

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value will increase to $         per ordinary share, representing an increase to existing holders of $        per ordinary share, and there will be an immediate dilution of $        per ordinary share to investors in this offering.

The following table summarizes, on a pro forma as adjusted basis, as of September 30, 2006:

•	the number of ordinary shares purchased from us;

•	the total consideration paid to us;

•	the average price per ordinary share paid by existing shareholders; and

•	the price per ordinary share paid by new investors, before deducting the underwriting discount and estimated offering expenses payable by us.

	Total Shares		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing shareholders			$		$
New investors					$

Total		100.0%		$100.0%	$

If the underwriters’ over-allotment option is exercised in full, the number of shares held by new investors will increase to         , or             % of the total ordinary shares outstanding after this offering.

The information in the above tables excludes:

•	500,982 ordinary shares issuable upon the exercise of share options outstanding as of September 30, 2006 at a weighted average exercise price of $0.07 per ordinary share; and

•	149,018 ordinary shares reserved for future issuance under the Merrion Pharmaceuticals Limited Share Option Plan as of September 30, 2006.

EXCHANGE RATE INFORMATION

The following table sets forth, for the periods and dates indicated, the average, high, low and period-end Noon Buying Rates for Euros expressed in Euros per $1.00.

Average Exchange Rates (1)

Period	Average	High	Low	Period End
February 2007	0.7646	0.7732	0.7549	0.7559
January 2007	0.7697	0.7550	0.7527	0.7693
December 2006	0.7573	0.7649	0.7504	0.7577
November 2006	0.7761	0.7871	0.7541	0.7541
October 2006	0.7926	0.7999	0.7829	0.7829
September 2006	0.7960	0.7906	0.7792	0.7882
Calendar Year 2006	0.7967	0.8432	0.7504	0.7577
Calendar Year 2005	0.8046	0.8571	0.7421	0.8445
Calendar Year 2004	0.8049	0.8474	0.7339	0.7387
Calendar Year 2003	0.8850	0.9652	0.7938	0.7938
Calendar Year 2002	1.0612	1.1636	0.9537	0.9537

(1)	The average of the Noon Buying Rates during the relevant period.

SELECTED FINANCIAL DATA

You should read the selected financial information in conjunction with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. We have derived the statement of operations data for the period from inception (December 12, 2003) to March 31, 2004, the fiscal years ended March 31, 2005 and 2006, and the balance sheet data as of March 31, 2004, 2005 and 2006 from our audited financial statements which are included in this prospectus. The unaudited statement of operations data set forth below for the six-month periods ended September 30, 2005 and 2006 and the unaudited balance sheet data as of September 30, 2006 are derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all normal recurring adjustments that we consider necessary for a fair presentation of our financial position and results of operations. The results of operations for the six month period ended September 30, 2006 are not necessarily indicative of the results that may be expected for the full fiscal year ending March 31, 2007, or any other future period.

	Period from Inception (December 12, 2003) through March 31, 2004	Year Ended March 31,		Six-Month Period Ended September 30,		Period from Inception (December 12, 2003) through September 30, 2006
		2005	2006	2005	2006
Statements of operations data:

Gross revenues	$—	$—	$140,467	$—	$59,855	$200,322
Operating expenses:
Direct costs	—	—	68,759	—	9,319	78,078
Research and development	16,913	481,068	2,058,851	996,240	1,601,626	4,158,458
In process research and development	2,469,780	70,831	22,325	—	—	2,562,936
Depreciation and amortization	—	27,433	50,834	21,744	31,882	110,149
Selling, general and administrative	785,070	1,986,261	1,029,170	443,144	727,316	4,527,817

Total operating expenses	3,271,763	2,565,593	3,229,939	1,461,128	2,370,143	11,437,438

Loss from operations	(3,271,763)	(2,565,593)	(3,089,472)	(1,461,128)	(2,310,288)	(11,237,116)
Interest and other income	—	2,683	165	159	—	2,848
Interest expense	—	(700)	(171,495)	(14,702)	(740,360)	(912,555)
Fair value adjustments	—	(7,777)	(49,797)	(21,566)	(198,040)	(255,614)
Income tax benefit/(expense)	—	670	39	(1,604)	—	709

Net loss	$(3,271,763)	$(2,570,717)	$(3,310,560)	$(1,498,841)	$(3,248,688)	$(12,401,728)

Net loss per ordinary share—basic and diluted	$(0.32)	$(0.19)	$(0.20)	$(0.09)	$(0.19)	$(0.83)
Shares used in computing basic and diluted net loss per ordinary share	10,210,526	13,581,982	16,469,480	16,387,952	16,930,404	14,880,900

	As of March 31,			As of September 30,
	2004	2005	2006	2006
Balance sheet data:
Cash and cash equivalents	$64,217	$212,827	$190,356	$3,179,245
Working capital (deficit)	$(608,951)	$(90,269)	$(2,205,697)	$1,986,716
Total assets	$108,418	$397,252	$655,408	$4,786,304
Long term liabilities	$2,625,480	$61,775	$1,079,685	$9,223,538
Convertible preference shares	$—	$915,227	$876,174	$958,157
Total shareholders’ deficit	$(3,234,431)	$(928,840)	$(3,949,416)	$(7,528,222)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ substantially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus. The following discussion should be read together with our financial statements and related notes thereto included elsewhere in this prospectus.

Overview

We are a specialty pharmaceutical company engaged in the development of improved oral dosage forms of drugs that are poorly absorbed. These include injectable drugs, certain existing oral drugs and large molecule drug candidates. We believe that our drug delivery technologies can improve absorption and enhance the efficacy and convenience of many of these drugs. We hold more than 35 issued and in-process U.S. patents for the delivery of a variety of drugs and biologics, including our GIPET and GIRES drug delivery platforms. We are considered a development stage company as to date we have devoted substantially all of our efforts to establishing a new business, and although planned operations have commenced, they have not yet generated significant revenues.

Our predecessor company, Merrion Pharmaceuticals, Inc. (formerly known as Adaptiv, Inc.), was incorporated in Delaware in December 2003 in connection with the purchase and license of several oral drug delivery technologies, including a large intellectual property portfolio, from Elan. This portfolio included the GIPET and GIRES delivery technologies, as well as a pipeline of future products and technologies relating to oral vaccine delivery and targeting ligands. The acquired technologies were under development at the Elan Biotechnology Research Centre at Trinity College in Dublin. Prior to the transaction, Elan had invested seven years in the development of these oral drug delivery technologies, including the completion of 20 human trials. Following the acquisition and license of these assets from Elan, we commenced operations in April 2004 with the hiring of our management team.

The consideration for the purchase and license of intellectual property from Elan consisted of $2.5 million in cash and an obligation to pay Elan royalties of 10% less applicable costs in connection with revenue attributable to the patents purchased or licensed under the agreement. In addition, the purchase contract granted Elan a right to receive 5% of our fully diluted issued and outstanding ordinary shares until such time as we raise $8.0 million in equity fundraisings. As of March 15, 2007, Elan is entitled to 994,612 ordinary shares, 896,801 of which have been issued. With the funds we received in our equity fundraisings we have not exceeded $8.0 million in aggregate equity fundraisings. Elan will become entitled to additional ordinary shares to maintain its 5% ownership through the first $8.0 million in aggregate equity fundraisings. This will occur with the conversion to ordinary shares of the convertible preference shares and convertible loan stock, which will take place upon completion of this offering. Upon the closing of this offering, assuming an initial public offering price of $             per ADS, Elan will become entitled to an additional              ADSs and we will issue                      ADSs in full satisfaction of its right to receive 5% of our fully diluted issued and outstanding ordinary shares.

In April 2006, Merrion Pharmaceuticals Limited was incorporated in Ireland. The entire issued share capital of the predecessor company, Merrion Pharmaceuticals Inc., which was dissolved, was transferred to Merrion Pharmaceuticals Limited.

Since April 2004, we have engaged in research and development activities relating to our drug delivery technologies, developed a portfolio of internal development projects, re-commissioned the laboratories, conducted clinical trials, hired key scientific staff, filed five new patent applications and obtained a license for our GMP manufacturing facility from the Irish Medicines Board. In addition, we have signed four research agreements for applications of our delivery technologies to products from leading pharmaceutical companies, three of which are currently active.

We are at an early stage of development and have no product sales to date. We have incurred negative cash flow from operations each year since our inception and we anticipate incurring negative cash flows from operating activities for the foreseeable future. We have funded our activities to date primarily through the proceeds from placements of debt and equity securities. We have spent, and plan to continue to spend, substantial amounts in connection with implementing our business strategy, including our planned product development efforts, our clinical trials and the establishment of manufacturing capabilities. We expect that our operating losses will continue to increase for at least the next several years as we expand and advance our product development programs. Our ongoing and future clinical trials will be lengthy and expensive. Even if these trials show that our drug candidates are effective in treating certain indications, there is no guarantee that we will ever be able to record commercial sales of any of our product candidates.

Our revenues currently consist of development fees received under service agreements. We hope to progress our current collaborations to full license or development agreements, which may generate revenues in the form of license fees, certain additional payments contingent upon achievement of regulatory and/or commercial milestones, and royalties on sales of collaborative products. We expect to enter into additional collaborations in the future. In the longer term, we also expect to generate revenues directly from sales of any internally developed products that receive regulatory approval.

In the course of our business, we in-license technologies and products from other companies. Generally, we will be required to pay royalties in connection with these licenses. Under our purchase agreement with Elan we are required to pay royalties of 10% less applicable costs in connection with revenue attributable to the patents purchased or licensed under the agreement.

Our research and development costs consist primarily of expenses relating to the maintenance of our patent portfolio, salaries and related personnel costs, fees paid to third parties for clinical and laboratory testing, and facilities-related and other expenses relating to the design, development, testing, and enhancement of our product candidates. We expense our research and development costs as they are incurred. Going forward, we expect our research and development activities to expand from laboratory activities to include the management of clinical trials and manufacturing arrangements. We have 18 employees, 13 of whom are engaged in research and development and technical functions. We expect to increase our research and development staff in the United States in the areas of clinical trial management and regulatory affairs and in Ireland in the areas of formulation and analytical science as we expand and advance our product development programs. We expect our research and development costs to increase significantly in 2007 due to expected research and development expenditures associated with the continued clinical development of MER 101, MER 102 and MER 104. We intend to license MER 103 and expect further clinical development costs of MER 103 to be covered by the licensee.

Our selling, general and administrative expenses consist primarily of salaries, facilities expenses and professional fees. We anticipate our selling, general and administrative expenses will increase upon the completion of this offering as a result of additional legal, accounting and corporate governance expenses relating to being a public company.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to revenue recognition and clinical development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Note 2 to our financial statements, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Revenue Recognition

We currently earn revenue by performing studies for third-party pharmaceutical companies. We recognize fee-for-service revenue as we perform the related service. The difference between the amount of revenue recognized and the amount billed on a particular contract is included in the balance sheet as accrued income. Normally amounts become billable upon the achievement of certain specified conditions, in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognized over the period in which the specified contracted obligations are fulfilled. Amounts included in accrued income are expected to be collected within one year and are included within current assets. Advanced billings to customers for which revenue has not been recognized, are recognized as deferred income within current liabilities.

We expect that future collaboration agreements will contain some or all of the following elements: non-refundable, up-front license fees; research payments for ongoing research and development; payments associated with achieving development and regulatory milestones; payments under a supply agreement; and royalties to be paid based on specified percentages of net product sales, if any. We expect to consider a variety of factors in determining the appropriate method of revenue recognition under these arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a separate earnings process associated with a particular element of an agreement.

Research and Development Expenses

Research and development expenses consist of costs associated with both partnered and unpartnered research activities, as well as costs associated with conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings. Research and development expenses are comprised of: external research and development expenses incurred under agreements with third-party contract research organizations and investigative sites, where a substantial portion of our preclinical studies and all of our clinical trials are conducted, and third-party manufacturing organizations, where a substantial portion of our clinical supplies are produced; employee-related expenses, which include salaries and benefits; and facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of equipment, and laboratory and other supplies and fees related to maintaining and prosecuting our patent portfolio.

The largest component of our total operating expenses is our ongoing investments in our research and development activities, including the clinical development of our product candidate pipeline. Following this offering, we expect that our future expenses related to research and preclinical activities will increase significantly. The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. We consider the active management and development of our clinical pipeline to be crucial to our long- term success. The actual probability of success for each product candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the product candidate, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Furthermore, our strategy includes entering into additional collaborations with third parties to participate in the development and commercialization of at least some of our product candidates. In situations in which third parties have control over the preclinical development or clinical trial process for a product candidate, the estimated completion date is largely under the control of that third party and not under our control. We cannot forecast with any degree of certainty which of our product candidates, if any, will be subject to future collaborations or how such arrangements would affect our development plans or capital requirements.

As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenues from the commercialization and sale of any of our product candidates.

In-Process Research and Development

On February 16, 2004, we acquired four platform drug delivery technologies and certain equipment used solely in the research and development of those technologies from Elan. The purchase consideration consisted of $2.5 million in cash, together with a right entitling Elan to 5% of our issued ordinary shares. The purchase contract prevents Elan’s percentage from falling below 5% of our fully diluted issued and outstanding ordinary shares until such time as we have raised $8.0 million in aggregate funds. This transaction was an asset purchase and as a result has been recorded at cost.

Technological feasibility of the acquired drug delivery technologies was not established at the acquired date. There was no alternative future use and these technologies were not considered complete. Accordingly, cost of the assets was immediately expensed in the Consolidated Statement of Operations on the date acquired in accordance with the Financial Accounting Standards Board, or FASB, Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

The fair value of ordinary shares to be issued is accounted for as additional consideration and expensed as in-process research and development when it is due. Shares due to be issued as a result of the agreement included 526,316 shares at acquisition date (5% of our then outstanding shares), and an additional 293,082 and 82,568 shares in the years ending March 31, 2005 and 2006, respectively. During the years ended March 31, 2004, 2005 and 2006, we recorded the value of the additional shares due of $0, $71,000 and $22,000 as in-process research and development expense. The value to be recorded as additional consideration was determined by reference to our enterprise value as calculated by us at each point in time. Such amounts have been included as shares to be issued in the Consolidated Statement of Shareholders’ Deficit and Comprehensive Loss. 896,801 ordinary shares were issued to Elan on July 20, 2006.

Stock-Based Compensation

In December 2004, FASB issued Statement of Financial Accounting Standards, or SFAS, No. 123R, Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock Compensation, and supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R establishes accounting for stock-based awards exchanged for employee services and clarifies and expands SFAS No. 123’s guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. Additionally, SFAS No. 123R amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash inflow rather than as reduction of taxes paid. In March 2005, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin 107, which provides the Staff’s views regarding interactions between SFAS No. 123R and certain SEC rules and regulations and provides interpretations of the valuation of share-based payments for public companies.

We adopted SFAS No. 123R using the modified prospective method of transition on April 1, 2006. Prior to April 1, 2006, we accounted for share-based payments to employees using the fair value method of accounting for stock-based compensation as prescribed by SFAS No. 123. The adoption of the fair value method under SFAS No. 123R did not have a material impact on our results of operations or cash flows.

SFAS No. 123R allows the use of option pricing models that were not developed for use in valuing employee stock options. The Black-Scholes option-pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the option’s expected life and the price volatility of the underlying stock. Both the expected stock price volatility and the expected life assumptions were determined using data obtained from similar entities, taking into consideration factors such as industry, stage of life cycle, size and financial leverage.

As there has been no public market for our ordinary shares prior to this offering, we have determined the volatility assumption for our ordinary shares based on an analysis of reported data for a peer group of companies with sufficient trading history. The expected volatility of options granted has been determined using an average of the historical volatilities of this peer group of companies for a period equal to the expected term of the option. The expected volatility for options granted was 50% and the expected term of stock options granted was 66% of the remaining term of the option for employees, and the contractual term of the option for non-employees. We applied a weighted-average risk free interest rate ranging from 4.1% to 4.4%. We have not paid and do not anticipate paying cash dividends on our ordinary shares; therefore, the expected dividend yield is assumed to be zero. In addition, SFAS No. 123R requires companies to utilize an estimated forfeiture rate when calculating the expense for the period. We applied a forfeiture rate of 0% in determining the expense recorded in our consolidated statement of operations on the basis that there have been no forfeitures to date and of the small population involved.

We originally estimated the fair value of the ordinary shares for options and other share based payments granted. We did not obtain contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options and other share based payments, it was not practical or thought necessary to do so. In July 2006 we engaged, for the first time, independent valuation experts to assist in our assessment of the valuations of ordinary shares relating to options and other share based payments issued in the periods ended March 31, 2006 and September 30, 2006.

Determining the fair value of our ordinary shares requires making complex and subjective judgments, particularly in the early stage of our development when technical, financing, operating and forecasting risks were greater. We used a number of methods to estimate the value of the equity at each date on which options or other share based payments were made. We relied upon the precedent transaction approach supported by reference to the income approach. The precedent transaction approach was based on the investment made in Merrion Pharmaceuticals in November 2004, the value of equity raised subsequently, and adjustments to reflect our operating performance and financial position. This price was derived from a transaction on an arm’s length basis with an independent third party, Elan, and subsequent cash raised, and was believed to be the most reliable estimate of fair value, given our significant technical, financial, forecast and operating uncertainties and the limited development milestones achieved during that period. The income approach involved applying appropriate discount rates to estimated cash flows that are based on forecasts of revenue and profits. Our revenue forecasts are based on expected market annual growth rates from independent market research companies, market share forecasts, and expected royalty rates for our products from third parties. We assume that our market share for our products will increase from 9% to 16% within five years of their introduction. There is inherent risk in these estimates. The risk associated with achieving our forecasts were assessed in selecting the discount rate of 45%. This discount rate reflected our perceived technical, financial, forecast and operating risks, and venture capital rates of return for early stage investments. If different discount rates had been used, the valuations would have been different. Issuance of the convertible redeemable preference shares and the convertible loan stock did not provide a basis on which to value the ordinary shares as neither of these instruments were convertible into a fixed percentage of our outstanding share capital. Therefore, holders of these instruments did not directly participate in increases in the value of our ordinary shares.

In determining the reassessed fair value of our ordinary shares, we have retrospectively established $0.27 as the fair value, for accounting purposes, of our ordinary shares for all equity compensation arrangements awarded in December 2005. We established $0.32 as the fair value of our ordinary shares as of April 2006 and have applied, for accounting purposes, this fair value to all of our equity compensation arrangements awarded in April 2006. From December 2005 to March 2006, we commenced a number of preclinical studies which led to the increase in the estimated fair value. In addition, subsequent to our stock grant we issued convertible loan stock in

April 2006. While the amount raised, $7.0 million (€6.0 million), represented only a portion of our total funding requirement, the likelihood of raising these funds at the time of the stock grant represented a reduction in our financing risk. Since this financing, we completed successful Phase II clinical trials for MER 103 and MER 101 in November 2006 and January 2007, respectively. In addition, we have completed preclinical studies for MER 104, completed initial studies with all our collaboration partners, and filed additional patents to protect our intellectual property.

In making our retrospective reassessment of fair value for accounting purposes, the following factors were considered, among others: the history and nature of our business, our financial condition and book value, our historical revenues and earnings, economic and competitive elements affecting us, our industry and our target markets, our projected operating results, our capacity to pay dividends, and a comparative analysis of our financial condition and operating results with those of publicly owned companies engaged in similar lines of business.

As more fully described in Note 9 to the Consolidated Financial Statements, in the periods ended March 31, 2006 and September 30, 2006 we granted the following stock options:

Date of grant	No of options	Exercise price
April 30, 2005	1,936	$0.16
May 31, 2005	18,412	$0.16
July 31, 2005	1,936	$0.16
October 30, 2005	3,806	$0.16
November 30, 2005	2,563	$0.16
December 1, 2005	145,914	$0.16
December 14, 2005	233,067	$0.0001
April 7, 2006	290,161	€0.01
April 30, 2006	3,839	$0.16
May 31, 2006	1,603	$0.16

Fair Value of Derivatives

We have issued convertible redeemable preference shares to an Irish Government agency that promotes indigenous companies. The preference shares give the agency the right, at any time after five years, to redeem the shares for cash. The redemption amount is equal to the original issue price of $968,000 (€750,000) plus any unpaid cumulative preferential dividends at a stated coupon rate. There are three mutually exclusive ways in which the preference shares can be settled as described in Note 7 to these financial statements. Settlement through an external fundraising qualifies as an embedded derivative under FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, or SFAS 133. Accordingly the proceeds received from the issuance of the preference shares were allocated between the embedded derivative and the preference shares. The embedded derivative is then marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statement of Operations.

The embedded derivative has been bifurcated and valued at $51,000 as of November 23, 2004, $62,000 as of March 31, 2005 and $106,000 as of March 31, 2006. The initial value of the convertible, redeemable shares of $915,000, after allocation of proceeds to the derivative instrument, is classified as mezzanine equity in the Consolidated Balance Sheet. The derivative component is recorded as a liability with the change in the fair value of the derivative being recorded as a non-cash expense in the Consolidated Statement of Operations. At September 30, 2006 the embedded derivative was valued at $168,000. The change in fair value of the derivative in the period was $54,000 and has been recorded as an expense in the Consolidated Statement of Operations.

In addition, we issued $7.1 million (€6.0 million) 10% convertible loan stock in April 2006. The convertible loan stock is convertible to ordinary shares based on the occurrence of any one of a number of events. These combined conversion features together qualify as an embedded derivative under SFAS 133. Accordingly, the proceeds received from the issuance of the convertible loan stock were allocated between the embedded derivative and the convertible loan stock. The embedded derivative is then marked to market throughout the period to conversion with changes in value recorded in the Consolidated Statement of Operations.

There are a number of conversion features that may apply where third party equity fundraising via initial public offering, or IPO, or non-IPO equity fundraising is successfully undertaken prior to March 31, 2009. In the case of an IPO, conversion to ordinary shares will be automatic; in the case of non-IPO funding occurring, the holders of the convertible loan stock can convert all or a portion of their convertible loan stock to ordinary shares at their option.

The conversion features of the convertible loan stock qualify together as an embedded derivative under SFAS 133. The embedded derivative has been bifurcated and valued at $1.0 million at April 13, 2006 and $1.3 million at September 30, 2006 and included within derivative instruments in other liabilities in the Consolidated Balance Sheet. The movement in the derivative fair value to the balance sheet date is expensed to the Consolidated Statement of Operations. The convertible loan stock, after allocation of proceeds to the derivative instrument at April 13, 2006, has been classified as interest bearing loans and borrowings within other liabilities in the Consolidated Balance Sheet.

Results of Operations

Comparison of Six-Month Periods Ended September 30, 2005 and 2006

Revenues and Cost of Revenues. Revenues relate to development fees under research agreements. Total revenues were $60,000 for the six months ended September 30, 2006. We entered into our first collaboration in June 2005; however we did not recognize any revenue from that collaboration in the six-month period ended September 30, 2005.

Our cost of revenues or direct costs consists of direct third-party expenditures and salaries related to our development fees recognized in the period. We had $9,000 of direct costs associated with our revenues generated in the six months ended September 30, 2006.

Research and Development Expenses. Research and development, or R&D, expenses are comprised of salaries, overhead and consumables, patent costs, clinical trial costs and stock-based compensation expense. R&D expenses increased by 61% to $1.6 million for the six months ended September 30, 2006, as compared to $1.0 million for the comparable period in the year prior. The increase was due primarily to increases in clinical trial costs and salaries. Clinical trial costs increased to $236,000 in the six months ended September 30, 2006 from $107,000 in the comparable period the year prior as a result of increased spending on clinical trials related to the MER 101 and MER 103. Salaries increased to $563,000 in the six months ended September 30, 2006 from $364,000 in the comparable period the year prior as a result of hiring additional laboratory employees to do formulation development and testing for preclinical and clinical trials.

Selling, General and Administrative Expenses. Selling, general and administrative, or SG&A, expenses are comprised of salaries, professional fees, office overhead, stock-based compensation expense, and other support costs. SG&A expenses increased by 64% to $727,000 for the six months ended September 30, 2006, as compared with $443,000 in the comparable period the prior year. The increase was primarily due to increased professional fees and salaries. Professional fees increased to $261,000 in the six months ended September 30, 2006 from $63,000 in the comparable period the year prior due to increased audit, accounting, and tax consulting costs. Salaries increased to $324,000 in the six months ended September 30, 2006 from $208,000 in the comparable period as a result of hiring additional administrative staff.

Depreciation and Amortization Expenses. Depreciation and amortization, or D&A, expenses increased to $32,000 in the six months ended September 30, 2006, as compared to $22,000 in the comparable period the prior year. The increase was primarily due to increased fixed asset purchases associated with setting up the laboratory and manufacturing facilities.

Interest and Other Expense. Our interest expense in the six months ended September 30, 2006 was $740,000 compared to $15,000 in the comparable period the prior year. The increase was a result of the additional interest expense associated with the April 2006 convertible loan stock issue. We recorded a fair value expense on derivative instruments in the six months ended September 30, 2006 of $198,000, as compared to $22,000 in the comparable period the prior year. The higher adjustment in 2006 was a result of the April 2006 convertible loan stock issuance. We made no provision for income taxes in the six months ended September 30, 2006, as compared to an expense provision of $2,000 in the comparable period the prior year.

Net Loss. Our net loss for the six months ended September 30, 2006 was $3.2 million, an increase of 117% over the $1.5 million loss for the comparable period in 2005. The increased net loss resulted primarily from the increase in research and development expenses as well as the increase in selling, general and administrative and interest expenses, offset slightly by revenue generated in 2006.

Comparison of Years Ended March 31, 2006 and 2005

Revenues and Cost of Revenues. Revenues for the year ended March 31, 2006 were $140,000. We entered into our first collaboration in June 2005; therefore we did not generate any revenues for the same period the prior year. Our direct costs associated with our revenues generated in the fiscal year ended March 31, 2006 were $69,000.

Research and Development Expenses. R&D expenses increased more than fourfold to $2.1 million in the year ended March 31, 2006 as compared with $481,000 in the prior year. The increase was due primarily to increases in clinical trial costs and salaries. Clinical trial costs increased to $156,000 in the year ended March 31, 2006 from $9,000 in the year prior as a result of increased spending on materials and the initiation of the MER 101 and MER 103 clinical trials. Salaries increased to $694,000 in the year ended March 31, 2006 from $0 the year prior attributable to the hiring of laboratory employees.

Selling, General and Administrative Expenses. SG&A expenses in the year ended March 31, 2006 were $1.0 million as compared with $2.0 million in the year prior. The decrease was primarily due to a $959,000 decrease in set-up costs that were associated with preparing the laboratory and manufacturing facilities for clinical trials.

Depreciation and Amortization Expenses. D&A expenses increased to $51,000 in the year ended March 31, 2006, as compared to $27,000 in the comparable period the prior year. The increase in expenses was primarily due to the purchase of fixed assets in late 2005 to commission the laboratories and manufacturing facilities.

Interest Expense. Our interest expense for the year ended March 31, 2006 was $171,000 compared to $700 in the comparable period the prior year. The increase was a result of increased interest expense and a $74,000 debt arrangement fee associated with receipt of the bank loan in December 2005 and interest on bank and shareholder loans of $96,000 which were drawn down during 2006.

Net Loss. Our net loss for the year ended March 31, 2006 was $3.3 million, an increase of 29% over the $2.6 million loss for the year ended March 31, 2005. The increased net loss resulted primarily from the increase in research and development expenses, offset slightly by revenue generated in the period.

Period from inception through March 31, 2004

In the period from inception through March 31, 2004, we had limited operating activities, mainly associated with evaluating and completing the acquisition of in process research and development from Elan. Our R&D expenses were $17,000, primarily related to patent maintenance and filing costs. We recorded in-process R&D expenses of $2.5 million related to the acquisition of intellectual property assets from Elan. Our general and administrative expenses were $785,000, and related to due diligence costs paid in conjunction with the acquisition of intellectual property assets from Elan.

Liquidity and Capital Resources

We have financed our operations from inception primarily through various private placements of debt and equity. In November 2004, we completed a €4.8 million, or $6.0 million, placement of ordinary and preference shares. In connection with the closing of this transaction, we issued 1,050,000 ordinary shares (as adjusted for a subsequent 1,000 for one split on June 15, 2005) for €1.3 million, or $1.6 million, in cash and issued a further 2,552,000 ordinary shares (as adjusted for a subsequent 1,000 for one split on June 15, 2005) as consideration for €2.7 million, or $3.4 million, of convertible loan notes previously issued to fund the acquisition of the assets from Elan. In the same placement, we also issued 750,000 convertible preference shares for €750,000, or $968,000. In April 2006, we issued €6.0 million, or $7.1 million, of convertible loan stock to fund clinical trial programs. The convertible loan stock automatically converts into ordinary shares on an initial public offering and carries a coupon of 10% per annum if there is no initial public offering before March 31, 2007. The convertible loan stock is repayable on March 31, 2009. As of September 30, 2006, we had an accumulated deficit of $12.4 million.

Cash used in operating activities for the six months ended September 30, 2006 was $2.6 million and was primarily a result of our net operating loss and an increase in accrued income, offset by increases in trade payables and other liabilities. Cash used in operating activities for the year ended March 31, 2006, was $2.3 million. The major use of cash for operating activities in the year ended March 31, 2006 was funding our loss from operations, partially offset by an increase in trade payables and other liabilities.

Cash used in investing activities was $305,000 for the six months ended September 30, 2006 and was primarily related to purchases of R&D laboratory equipment. Cash used in investing activities for the year ended March 31, 2006 was $140,000, primarily related to purchases of R&D laboratory equipment.

For the six months ended September 30, 2006, net cash provided by financing activities of $5.3 million was primarily the result of the issuance of €6.0 million or $7.1 million of convertible loan stock, offset by the repayment of bank loans. Cash provided by financing activities for the year ended March 31, 2006 was $2.1 million relating primarily to the drawdown of borrowings under loan agreements.

As of September 30, 2006, we had $3.2 million in cash and cash equivalents. Our cash and cash equivalents consist of cash, bank deposits and short-term, investment-grade, interest-bearing securities.

In November 2006, we issued €8.0 million, or $10.6 million, of convertible loan notes, to fund continued operations. We believe that our existing cash and cash equivalent balances at September 30, 2006, together with amounts received in the third quarter from the issuance of convertible loan notes and the estimated proceeds from this offering, should be sufficient to meet our cash needs for at least the next year.

The following table summarizes our principal contractual obligations as of March 31, 2006, and the effects such obligations are expected to have on our liquidity and cash flows in future periods.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Long term debt obligations	$2,382,919	$1,409,467	$973,452	$—	$—
Operating lease obligations	76,800	30,720	46,080	—	—
Convertible preference shares	876,174	—	876,174	—	—

Total	$3,335,893	$1,440,187	$1,895,706	$—	$—

Quantitative and Qualitative Disclosure of Market Risks

We do not use derivative financial instruments in our investment portfolio and have no foreign exchange contracts. Our financial instruments consist of cash, cash equivalents, accounts receivable, other receivables, accounts payable, accrued liabilities, interest bearing loans and borrowings and taxes payable. We consider investments that, when purchased, have a remaining maturity of 90 days or less to be cash equivalents. The primary objectives of our investment strategy are to preserve principal, maintain proper liquidity to meet operating needs, and maximize yields. To minimize our exposure to an adverse shift in interest rates, we invest mainly in cash equivalents and short-term investments and maintain an average maturity of three months or less. We do not believe that a 10% change in interest rates would have a material impact on the fair value of our investment portfolio or our interest income.

Recently Announced Accounting Pronouncements

In December 2004, the FASB issued SFAS 123R, which is a revision of SFAS 123. SFAS123 R supersedes APB Opinion No. 25 and amends SFAS No. 95 Statement of Cash Flows. SFAS 123R requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense in the statement of operations based on their fair values. We adopted SFAS 123R using the modified prospective method of transition on April 1, 2006. The adoption of the fair value method under SFAS No. 123R did not have a material impact on our consolidated financial position, results of operations or cash flows.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Correction, or SFAS 154. SFAS 154 is a replacement of APB Opinion No. 20, Accounting Changes and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. The statement applies to all voluntary changes in accounting principles, and changes the accounting for, and reporting of, a change in accounting principle. SFAS 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing of the new accounting principle. SFAS 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS 154 does not change the provisions of any existing accounting pronouncements, including those that are in a transition phase at the effective date of the statement. We adopted the provisions of SFAS 154 on April 1, 2006, and the adoption of the new standard did not have a material impact on our consolidated financial position, results of operations or cash flows.

In February 2006, FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140, or SFAS 155, which amends SFAS 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments containing an embedded derivative that would otherwise require bifurcation. The requirements are effective for beginning in our first quarter of fiscal 2007. The adoption of SFAS 155 is not expected to have a material effect on our consolidated financial position, results of operations or cash flows.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109, or FIN 48. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken in a tax return. It also provides guidance on de-recognition classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. Earlier application is encouraged if a company has not yet issued financial statements, including interim financial statements, in the period FIN 48 is adopted. We do not expect the adoption of FIN 48 to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157, which defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS 157 applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and we are required to adopt SFAS 157 beginning in the first quarter of fiscal 2009. Although we will continue to evaluate the application of SFAS 157, management does not currently believe adoption will have a material impact on our results of operations or financial position, results of operations or cash flows.

In September 2006, the SEC issued Staff Accounting Bulletin, or SAB, No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB 108 is effective for fiscal years ending after November 15, 2006. Although we will continue to evaluate the application of SAB 108, management does not currently believe adoption will have a material impact on our results of operations or financial position, results of operations or cash flows.

In February 2007, SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, was issued. SFAS No. 159 is effective as of the beginning of the fiscal years beginning after November 15, 2007. SFAS No. 159 provides companies with the option to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. We are currently evaluating the provisions of SFAS No. 159; however, the adoption of SFAS No. 159 is not expected to have a material impact on our financial position or results of operations.

BUSINESS

Overview

We are a specialty pharmaceutical company engaged in the development of pharmaceutical products, both independently and in collaboration with other pharmaceutical companies, based on our patented GIPET and GIRES drug delivery platforms. We hold more than 35 issued and in-process U.S. patents for the delivery of a variety of drugs and biologics. We currently have four internal product development programs based on GIPET:

Product	Indication	Current Status
MER 103	Osteoporosis	Phase II
MER 101	Metastatic bone cancer	Phase II
MER 104	Prostate cancer	Preclinical
MER 102	Deep vein thrombosis	Preclinical

MER 101 is an application of GIPET to zoledronic acid, the leading injectable bisphosphonate, and is currently in Phase II trials for oncology indications. We are developing a second oncology product, MER 104, which is in preclinical testing. We intend to complete all clinical development of these oncology products internally. We will seek a collaborator that has a portfolio of complementary products to assist with the marketing of the product. We are developing two additional products in the areas of anticoagulation and osteoporosis, MER 102 and MER 103. We intend to license each of these products for advanced clinical development and marketing upon completion of Phase II clinical trials.

Given the broad potential application of our technologies, we also intend to leverage our technology platforms through licensing arrangements with biotechnology and pharmaceutical companies. We currently have fee-for-service agreements with three pharmaceutical companies to examine the potential for the application of our technologies to selected products. Going forward, typical terms that will be sought include a combination of development fees, licensing fees and royalties on sales in order to generate additional revenue.

Our Gastrointestinal Permeation Enhancement Technology, or GIPET, improves the absorption of drugs from the GI tract into the blood stream, thereby allowing the development of oral versions of many drugs currently available only in injectable form. The technology utilizes penetration enhancers that facilitate the transit of the target drug across the intestinal barrier without involving any chemical modification of the active pharmaceutical ingredient. GIPET enhances the delivery of many different poorly absorbed drugs, including small molecules, peptides, polysaccharides and oligonucleotides. Our Gastrointestinal Retention System, or GIRES, enables the development of oral controlled-release therapies with prolonged gastro-retentive characteristics that are unaffected by the presence of food.

GIPET and GIRES offer significant potential advantages in the regulatory approval process because they can work with already approved drugs, permitting the use of existing product data in a new drug application, or NDA, registration under Section 505(b)(2) of the Federal Food Drug and Cosmetic Act, or FDCA, to approve the “new” product which incorporates the delivery technology. The shortened approval process can lower development costs, shorten the time required to obtain FDA approval and get new products to patients more quickly.

Key Advantages

The application of our technologies improves existing medications by:

•	reducing the amount of oral drug needed or the frequency of dosing;

•	improving drug tolerability;

•	reducing side effects; and

•	reducing the costs of drug administration when compared to injectable drugs.

Patients and health care systems are the primary beneficiaries of our efforts in drug delivery and product development, and it is well recognized that improved convenience leads to improved patient compliance and reduced costs of administration.

Because the application of our technologies to existing drugs does not change the chemical structure of the drug, our technologies offer the following potential advantages:

•	reduction in clinical development risk;

•	reduction of development costs;

•	acceleration of the FDA approval process through the filing of an NDA registration under Section 505(b)(2); and

•	extension of market exclusivity of existing drugs.

We believe that our dual base of operations in the United States and Ireland offers a number of operational advantages. Ireland provides ready access to the European Union and its growing number of mid-sized specialty pharmaceutical companies. In addition, we are able to take advantage of several aspects of Ireland’s business-friendly environment, including tax free royalties on products based on patents developed in Ireland, a favorable corporate tax structure, government support of research and development, and an attractive tax credit for companies that invest in R&D activities in Ireland. Our operations in the United States simplifies our access to multinational pharmaceutical companies and a growing number of biotechnology and specialty pharmaceutical companies and affords us opportunities for new product development collaborations. In addition, we benefit from a uniformity of medical practice, large patient populations and ready access to thought leaders and clinical investigators in the United States. Finally, the ability to pursue development programs under Section 505(b)(2) can reduce our development risk, costs and time.

Strategy

Our core business strategy is to apply our GIPET and GIRES platform technologies to develop patentable oral forms of drugs that are not currently available in oral form or that have poor bioavailability. The key elements of our strategy are to:

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Selectively apply our technologies to drugs with significant market potential. We intend to focus our efforts on drugs with potential markets in excess of $300 million. In selecting candidates for product development we focus on projects that satisfy unmet medical needs where our technologies allow more convenient dosage forms, contributing to improved patient compliance. Furthermore, we evaluate whether the market potential of the product is great enough to justify a return on the investment needed to reach regulatory approval. We may target product candidates with a potential market size of less than $300 million where development programs for smaller markets may be justifiable.

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Retain co-promotion rights. Where we elect to license our products, we will seek to retain co-promotion rights to facilitate the expansion of our commercialization efforts. As some of our product candidates near commercialization, we will explore the alternative of establishing a specialty sales force in a particular therapeutic area, for example, oncology.

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Employ a 505(b)(2) regulatory pathway. Typically, the drugs that we target for improvement through the use of our technology have previously demonstrated safety and efficacy and have received regulatory approval. We believe that the most expedient review and approval pathway for these product candidates in the United States will be under Section 505(b)(2). Section 505(b)(2) permits the FDA to rely on scientific literature or on the FDA’s prior findings of safety and/or effectiveness for approved drug products. By choosing to develop reformulations of FDA-approved drugs, we believe that we can substantially reduce the development time, expenditure and risks associated with our product candidates when compared to new chemical entities.

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Pursue a twin track revenue model. We intend to generate revenue from licensing, milestone and royalty fees from collaborations as well as from sales of internally developed products. In general, for internally developed products we will determine after Phase II clinical trials which product candidates we will retain for further internal development and which product candidates we will seek to license to collaborators for further development and commercialization. We intend to independently commercialize our internally developed products that have a target market that is manageable for our company. Through licensing arrangements with other pharmaceutical and biotechnology companies, we plan to further leverage the value of our technology portfolio. We believe this strategy will increase the potential number of products utilizing our technology platforms entering the market and thereby broaden our potential sources of revenue.

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Expand our product development pipeline. Based on clinical trials to date, we believe that GIPET is highly versatile and is broadly applicable across many classes of therapeutic macromolecules, such as proteins, peptides, and polysaccharides, as well as poorly absorbed small molecules. We will continue to seek opportunities to apply our GIPET and GIRES technologies to new and existing products to provide greater convenience to patients and improved drug performance.

Our Product Candidates

MER 103 for Osteoporosis

MER 103 is an oral bisphosphonate product intended for the treatment of osteoporosis. The active ingredient in MER 103 is alendronate, an oral bisphosphonate already approved in this indication and marketed by Merck as Fosamax. Patent protection in the United States for Fosamax will expire in August 2007. MER 103 combines alendronate with our patented GIPET technology, offering the potential for improved absorption, fewer side effects in the GI tract, and a more convenient dosing regimen.

Target Market and Current Treatment

Bisphosphonates dominate the osteoporosis market in the United States with a 75% share of all prescriptions written. Decision Resources estimated that combined sales of drugs to treat osteoporosis reached $6.2 billion worldwide in 2004. In that year, Merck reported sales of approximately $3.2 billion for Fosamax. Oral bisphosphonates currently used in the treatment of osteoporosis require a complex and inconvenient regimen surrounding their administration. The International Osteoporosis Foundation has stated that in order for osteoporosis drugs to be effective in maintaining bone mineral density and preventing against fracture, they need to be taken long-term, with 60% of physicians recommending they be taken for a minimum of three years. However, a survey conducted by this foundation found that almost 60% of weekly patients on these drugs discontinued therapy within one year in large part due to the complicated dosing regimen. Current oral bisphosphonates are prescribed to be taken on an empty stomach at least 30 minutes before the first food of the day and with a full glass of water immediately after awakening. It is important to remain in an upright position and refrain from eating or drinking for at least 30 minutes after taking a bisphosphonate. Failure to follow these instructions may increase the risk of esophageal adverse experiences as well as reduce absorption of the drug. Side effects for oral bisphosphonates include GI problems such as difficulty swallowing, inflammation of the esophagus, and esophageal ulcers or erosions. In some cases these side effects have been severe and required hospitalization. Treatment is generally administered weekly.

Development Plan

MER 103, a formulation of alendronate and GIPET, reduces the GI side effects and eliminates the need for the current morning dosing ritual by increasing absorption in the small intestine.

A clinical pharmacology study, conducted in post-menopausal women, compared the absorption of a single six mg dose of MER 103 administered to patient volunteers under three different conditions: in the fasted state, together with a high fat meal, and at bedtime, against a 35 mg dose of Fosamax administered in the fasted state as per label directions. Subjects receiving six mg MER 103 after an overnight fast absorbed approximately two times more alendronate than when they received 35 mg of Fosamax after an overnight fast. When adjusted for the differences in amount of alendronate in the two dosage forms, the relative improvement in bioavailability of MER 103 over Fosamax was 12-fold. Subjects receiving MER 103 at bedtime, approximately four hours after the evening meal, absorbed the same amount of alendronate as they did when taking MER 103 after an overnight fast. Unlike the dosing regimen associated with currently marketed oral bisphosphonates, these subjects were not required to remain upright, but were instructed to lie down for at least two hours after taking their medication. There were no serious adverse events in any treatment group in the study.

We plan to license MER 103 to a pharmaceutical company with a sales force that is adequate to address this large target market. We expect that this product will qualify for submission under Section 505(b)(2). We have filed patent applications directed to the MER 103 formulation.

MER 101 for Oncology

MER 101 is an oral dosage form of zoledronic acid in development for the treatment of bone-destroying metastases from solid tumors and bone loss associated with multiple myeloma. Zoledronic acid is an approved bisphosphonate intended for intravenous use in oncology indications which is marketed by Novartis AG under the name Zometa. In April 2006 Novartis announced that it had received a five year extension of its patent rights to Zometa from the United States Patent and Trademark Office under the Hatch-Waxman Act. In the absence of a successful challenge to this extension, Novartis’ patent rights to Zometa will now expire in September 2012. We have used GIPET to create an oral dosage form of zoledronic acid with sufficient absorption to be used in these indications, which will be more convenient for patients and prescribing physicians and reduce administration costs of the drug by reducing patient visits to the infusion clinic. We have an active Investigational New Drug application, or IND, for MER 101. We plan to develop the product independently to the point of NDA submission under Section 505(b)(2). We will seek a collaborator to assist with the marketing of the product.

Target Markets and Current Treatment

Bone metastases occur when cancer cells break off from a primary tumor, enter the bloodstream, settle in bones and start growing. Bone metastases are not the same as primary bone cancers, and are significantly more common. Bone metastases are one of the most frequent causes of pain in people with cancer. They can also lead to fractures and a life-threatening metabolic disorder known as hypercalcemia (high blood calcium levels). While almost every malignancy can cause bone metastases, breast cancer, lung cancer, and prostate cancer account for more than 80% of cases. More than 50% of patients with these primary cancers will eventually develop bone metastases. In addition, multiple myeloma, a malignant tumor of plasma cells in the bone marrow, causes widespread bone destruction through osteolytic lesions that can be effectively treated with zoledronic acid administered intravenously.

Both bone metastases and osteolytic lesions are secondary to the presence of one or more forms of cancer. Treatment is therefore aimed in the first place at dealing with the primary cancer that underlies the condition, which typically involves variously chemotherapy, radiotherapy, corticosteroid therapy and surgery. However, in the great majority of cases where accompanying bone destruction and/or hypercalcemia are present, it is necessary also to provide supportive therapy to deal specifically with these conditions.

Patients faced with bone metastases and osteolytic lesions are typically treated with bisphosphonates, a class of drugs used to strengthen the bone that have evolved through several generations, each time becoming more potent. Despite these advances, bisphosphonate compounds continue to have poor oral bioavailability (<5%) and gastrointestinal toxicity, which hinders their use in oral form. Although bisphosphonates can be administered by the oral route in the management of osteoporosis, in oncology indications, they are mainly administered by intravenous, or IV, infusion. The IV administration is associated with flu-like effects following initial infusion and dose- and infusion-rate dependent effects on renal function, which require close monitoring of patients during relatively long infusion periods. To a degree, this issue has been alleviated by reduced dosing, longer intervals between infusions and shorter infusion times that the more potent newer drugs permit. Typically, patients are administered zoledronic acid by IV infusion every three to four weeks. The 2006 worldwide sales of Zometa were $1.3 billion.

Development Plan

MER 101 is intended to provide an alternative to IV delivery of zoledronic acid in a convenient weekly oral dosage form. Oral weekly dosing is not only more convenient for the patient, but also allows the treating physician to better manage therapy and reduces the cost associated with drug administration. In addition, we believe there is an opportunity for market expansion into the management or prevention of bone metastases in earlier stage cancers, which would be greatly facilitated by an acceptable oral therapy.

Our regulatory strategy for the development of MER 101 in the United States is to make an NDA submission under Section 505(b)(2). In addition, we have filed patent applications directed to the MER 101 formulation.

We have completed a single-dose, three-way crossover study in patient volunteers to evaluate the absorption of MER 101 formulations under fasting conditions. The test products were investigational tablet formulations containing 10 and 20 mg respectively of zoledronic acid. The reference product was commercially available Zometa for intravenous injection. The results of this study demonstrated the ability of GIPET to deliver zoledronic acid in sufficient amounts to enable oral therapy. The data indicate that a weekly dose of MER 101 of 10 mg will provide the same drug exposure as a once-monthly four mg intravenous infusion of Zometa. MER 101 was well tolerated and there were no serious adverse events associated with its administration.

We are now planning a Phase IIb study to investigate the tolerability and pharmacodynamic effect of a range of doses of MER 101 in patients with prostate cancer and bone metastases. This study is planned to last eight weeks and will measure the effects on serum calcium and other markers of bone destruction, widely accepted as indications of efficacy, as well as assessing safety and tolerability parameters. This study will commence in the third quarter of 2007.

Assuming successful completion of the study, we intend to conduct a single Phase III therapeutic equivalency study to investigate the effects of MER 101 as compared to intravenous Zometa in the management of metastatic bone disease in patients with hormone refractory prostate cancer. The therapeutic equivalency study will involve approximately 350 patients with a treatment duration of three to six months. We expect to commence the study in the first quarter of 2008 following discussions with the FDA regarding the exact design and study endpoints, and final data from the study will be available approximately eighteen months following initiation of the trial.

MER 104 for Prostate Cancer

MER 104 is under development for the treatment of hormone-sensitive prostate cancer. MER 104 is a gonadotropin-releasing hormone, or GnRH, antagonist formulated using GIPET technology designed to provide an oral dosage alternative to current therapies, all of which are injectable. An oral product would eliminate the inconvenience of injection therapy. It may also avoid severe allergic reactions that have been encountered with some injectable GnRH antagonists and allow tailored dosing regimens.

Applying our drug formulation expertise, we have identified a potent GnRH antagonist with a product profile suitable for development as an oral dosage form for the treatment of prostate cancer as an initial indication. Clinical efficacy and safety data have been generated in Phase II clinical trials for male contraception conducted by the National Institutes of Health, or NIH. We have licensed the compound from the Salk Institute for an upfront fee, milestone payments and royalties on sales of any product that may be approved. There is a composition of matter patent in the United States for the compound which expires in March 2014. We intend to file additional patents on the new oral dosage version.

Target Market and Current Treatment

The American Cancer Society estimates that prostate cancer now represents 33% of all new cancer cases detected among men each year in the United States and that 234,000 new cases will be diagnosed in 2006. Treatments for prostate cancer include surgery, radiation and hormone therapy. Hormone therapies used in prostate cancer generate $4.5 billion in worldwide sales annually for all indications.

The majority of current hormone therapy involves GnRH agonists which are similar in structure and function to natural GnRH, but are as much as 60 times more potent than the natural hormone. Their utility in prostate cancer is via suppression of testosterone production. Massive overdoses of the GnRH agonist over-stimulate gonadal endocrine function to such an extent that there is a cessation of production of luteinising hormone, or LH, and follicle stimulating hormone, or FSH. This lack of LH and FSH effectively shuts down testosterone production, achieving the objective of chemical castration, which deprives the tumor of testosterone, which serves as a growth factor for prostate cells. A crucial disadvantage of this treatment is that, for the initial two to four weeks of therapy, testosterone levels surge which can cause increased tumor growth, pain, sexual dysfunction and other side effects. Anti-androgens are commonly prescribed together with GnRH agonists in the early period to try to mitigate these side effects. The most commonly prescribed GnRH agonist is leuprolide, which is sold generically and marketed as Lupron by TAP Pharmaceuticals.

An alternative approach is the administration of GnRH antagonists. GnRH antagonists directly suppress LH and FSH secretion. In males, the reduction in LH and FSH reduces the secretion of testosterone by the testes, effectively inducing a reversible pharmacological castration. Unlike the agonists, the onset of action of antagonist drugs is immediate, allowing for castration without creating a hormonal surge.

Although a number of antagonists are in development, addressing the range of hormone-dependent cancers in both men and women as well as disorders such as benign prostatic hyperplasia (enlarged prostate) and endometriosis, and fertility problems, it has proven difficult to arrive at a fully effective and safe product and an adequate formulation using the traditional approach of a sustained release injection or implant.

Development Plan

MER 104 is an oral GnRH antagonist intended to induce castration indicated in hormone-sensitive prostate cancer patients without creating a hormonal surge and the related side effects. As a result, it is potentially applicable in virtually all patients during a certain phase of their disease. The key advantages of MER 104 are convenient oral administration, reduction in side effects, the ability to titrate the dose and single drug therapy.

We have completed preclinical development of MER 104. The active ingredient of MER 104, acyline, is a new chemical entity, and, as a result, the drug cannot be approved under Section 505(b)(2). Acyline is in Phase II clinical development through the NIH as an injectable treatment for male contraception. This development program has provided evidence of clinical safety and efficacy in reducing testosterone to castration levels. We have completed preclinical pharmacokinetic studies in dogs with prototype GIPET formulations of MER 104, which demonstrated satisfactory absorption. We are developing a formulation of MER 104 for clinical testing and expect to initiate Phase I clinical trials in the second quarter of 2007.

Assuming successful completion of Phase I, we plan to conduct a Phase II dose ranging study in prostate cancer patients to compare MER 104 with leuprolide. The clinical endpoint of this study is anticipated to be plasma testosterone levels.

We anticipate a Phase III program would likely include two studies in patients with hormone sensitive prostate cancer. Treatment duration will be six months and the comparator will be best available therapy at that time. The primary clinical endpoints are anticipated to be testosterone levels and the time to castration levels of testosterone. Our plan is to develop this product to an NDA submission. We intend to seek a collaborator for commercialization of MER 104.

MER 102 for Deep Vein Thrombosis

MER 102 is an oral anticoagulant drug candidate, where we have combined our GIPET technology with fondaparinux, a highly specific Factor Xa antagonist already approved and marketed as an anticoagulant administered via injection. Fondaparinux is a synthetic pentasaccharide inhibitor of activated Factor Xa, an essential enzyme in the coagulation cascade, the process by which blood clots form. The patents for fondaparinux have expired, and market exclusivity granted by the FDA for the original indication expires at the end of May 2007.

We anticipate developing MER 102 for the prevention of deep vein thrombosis, blood clots that form in deep veins, typically in the thighs and calves, which may break off and travel to the lungs leading to pulmonary embolism. Following orthopedic surgery, anticoagulants with specificity for inhibiting Factor Xa are commonly administered to prevent the occurrence of deep vein thrombosis, a common complication. All of the heparin-like products, including unfractionated heparins, low molecular weight heparins, or LMWHs, and Factor Xa antagonists, are administered by injection. Specificity of activity against Factor Xa, something found in LMWHs when compared to unfractionated heparins, is highly desireable, as greater specificity leads to decreased side effects such as bleeding. Fondaparinux, as an even more specific Factor Xa antogonist, has demonstrated increased efficacy over the most commonly used LMWH in preventing venous thromboemolism (blood clots) after orthopedic surgery.

We believe that a synthetic Factor Xa antagonist such as fondaparinux is more likely to be successful in an oral dosage form than a LMWH, due to the fact that it is a single molecule, rather than a fraction or derivative of heparin containing multiple molecular forms. The multiple molecular forms in LMWHs require an accurate distribution of the component parts in order for the drug to have a reproducible effect. Manufacturing methods and delivery mechanisms both have an effect on this distribution; therefore, we believe a synthetic single molecule such as fondaparinux will be better suited to an oral delivery technology.

Recent studies have demonstrated that sustained use of LMWHs reduces the incidence of deep vein thrombosis following surgery. We believe an oral dosage form of fondaparinux will provide added convenience and additional benefits to patients in this setting when compared with the current injectable LMWHs.

Target Market and Current Treatment

MER 102 is part of the anticoagulant class of drugs. Anticoagulants are used in order to keep the blood from forming clots. The patient potential for anticoagulant therapies is considerable since it covers a wide spectrum of diseases ranging from deep vein thrombosis and pulmonary embolism to heart attacks and ischemic strokes, as well as prevention of clotting during and after surgery.

Heparins, including unfractionated heparin and LMWHs, represent the largest class of anticoagulants. Worldwide sales of all heparin products, including LMWHs, were estimated to be $3.6 billion annually in 2004. The current best-selling LMWH is Lovenox (enoxaparin), marketed by sanofi-aventis. Sanofi-aventis reported sales of Lovenox of €2.4 billion ($3.0 billion) in 2006, a 12.9% increase over the prior year. We believe the convenience of an oral dosage form will expand the chronic usage of anticoagulants among patients for long term prevention of deep vein thrombosis, and may have application in acute coronary syndrome, pulmonary embolism, and atrial fibrillation. Decision Resources estimated that the opportunities resulting from unmet medical needs in the anticoagulant market will generate 12% annual growth in the class through 2014.

Development Plan

A preclinical study of fondaparinux plus GIPET was completed which demonstrated proof of concept for oral administration. In addition, five Phase I studies of combinations of GIPET with two LMWHs have been undertaken in humans, which demonstrated the potential of GIPET to deliver therapeutically relevant levels of LMWH orally.

Current clinical plans include two pilot dose ranging formulation confirmation studies which will compare anti-clotting activity of MER 102 with subcutaneous fondaparinux. The objective of these studies is to support optimization of the formulation. Our proprietary data and know-how in this area suggest that, due to its smaller size and single molecule structure, oral fondaparinux will have a greater likelihood of success than similar dosage forms of larger LMWHs. We believe that fondaparinux is the best candidate for this project due to excellent anticoagulant activity, high specificity, low molecular weight and the fact that it is a single synthetic molecule.

Upon successful completion of these pilot studies, we plan to conduct a single Phase II study comparing the formulation(s) with subcutaneous dosing in order to determine the dosing regimen for oral treatment relative to the reference subcutaneous treatment. Upon successful completion of this Phase II study, we plan to license the product to a collaborator for advanced clinical development and marketing.

Technology

GIPET: Gastrointestinal Permeation Enhancement Technology

Poor oral absorption of new drug candidates can hinder or even prevent drug development. This limitation has resulted in many new molecules and novel biotechnology products being either rejected as drug candidates at an early stage or needing to be administered by injection due to their poor absorption in the GI tract.

GIPET is a technology platform which improves the bioavailability of many drugs, permitting oral delivery of poorly absorbed drugs which otherwise require injection. The GIPET platform consists of three distinct types of absorption enhancers. An absorption enhancer facilitates the transit of the target drug across the intestinal barrier. GIPET provides the versatility necessary to allow application to both solid dosage forms and liquid-filled capsules. Having a variety of enhancers allows us to work with a broad range of poorly absorbed drugs with different physicochemical and therapeutic properties including small molecules, macromolecules, and biologics.

The three GIPET permeation enhancers, GIPET I, II and III, are comprised of medium chain fatty acids, salts, derivatives of medium chain fatty acids and other standard approved pharmaceutical excipients. GIPET formulations do not involve chemical modification of the active pharmaceutical ingredient. GIPET I and II enhancers have food additive status in the United States and Europe, are normal dietary components with long records of safe use and have Generally Recognized As Safe, or GRAS, status in the United States. We believe these attributes will simplify the regulatory approval process of our GIPET I and II products. The GIPET III enhancers are novel chemical structures, and therefore do not enjoy GRAS status. All of our drugs presently in development use either GIPET I or II.

The exact mechanism of action of the GIPET absorption enhancers is not known, and indeed there may be multiple mechanisms at work depending upon the drug and enhancer combination under study. We have direct evidence for at least two mechanisms that are involved with GIPET enhancers: the formation of mixed micelles, which are like micro-emulsions and have the ability to improve the diffusion of drug molecules across the cells lining the intestine. The enhancers may also have a direct effect, relaxation of tight junctions between epithelial cells that comprise the lining of the small intestine, which allows large molecular weight drugs such as peptides to pass through the small intestine into the bloodstream. We believe that both of these mechanisms contribute to the increased absorption of poorly permeable drugs when combined with our GIPET formulations.

The GIPET platform is supported by extensive preclinical and clinical data. To date, one or more of the GIPET absorption enhancers have been evaluated with 20 different drugs in preclinical models, in each case demonstrating improvement in the oral absorption of the drugs tested. GIPET formulations show a five- to 15-fold improvement in absorption over non-enhanced formulations of these drugs. GIPET formulations have also been evaluated in 16 Phase I human studies with six different drugs, including peptides, other macromolecules and small organic molecules, each of which are limited in their oral bioavailability.

GIRES: Gastrointestinal Retention System

Drugs with short biological half-lives, or those which are absorbed primarily in the stomach or in the upper part of the small intestine, can present a challenge in development. These drugs require formulations and/or technologies that allow sustained release over a long period of time or retention in the stomach in order to achieve a good absorption profile. One of the significant factors in creating very long acting sustained release formulations is the GI transit time of the dosage form, which is especially affected by the gastric residence time, or GRT. Our GIRES technology offers the potential to prolong GRT and thereby improve the pharmacokinetic properties of a given drug in a reproducible manner.

GIRES consists of a semi-permeable inflatable polymer pouch which is delivered to the stomach via an ordinary hard gelatin capsule. The GIRES pouch contains both the drug and gas-producing excipients, such as sodium bicarbonate, which cause the pouch to inflate on contact with gastric fluid. During the inflated state, the pouch floats on the stomach contents with an average retention time of 16 to 24 hours. The prolonged gastric retention seen with GIRES is not affected significantly by food. The GIRES pouch deflates once the gas-generating excipients have been depleted, and the pouch leaves the stomach and is excreted, generally within 48 hours of ingestion.

The long residence time in the stomach means that GIRES may have applications for once-a-day dosing for compounds with short biological half-lives, for drugs which are absorbed high in the GI tract, and for drugs that exert an effect locally on the GI tract for which extended contact is optimal.

To date, the GIRES technology has been evaluated in four Phase I studies with two drug products and placebos. Phase I results using an x-ray technique to track the dosage forms demonstrated a prolonged gastric residence of the delivery mechanism as well as steady maintenance of drug in blood levels.

Collaborations

We are working with three pharmaceutical companies to explore the application of our technologies to their products or product candidates. These arrangements currently are based on service agreements. We anticipate that these relationships will lead to full license agreements assuming continued progress with the programs. We plan to add other programs to our portfolio.

Gloucester Pharmaceuticals, Inc.—Oncology

Gloucester is developing romedepsin, an injectable histone deacetylase inhibitor which is in Phase III for cutaneous T-cell lymphoma. This injectable compound is also in Phase II clinical development for both prostate cancer and multiple myeloma. Gloucester is seeking to deliver this compound orally. We have successfully completed initial feasibility studies and have filed a product-specific patent application. We have completed significant formulation development and are negotiating a proposal for the development of a tablet form of romedepsin using a GIPET formulation for initial clinical studies.

Hunter-Fleming Limited—Neurodegenerative Diseases

Hunter Fleming is developing HF 0420, an injectable glycosaminoglycan, in Phase I clinical trials for the treatment of neurodegenerative diseases. The primary indication is in neuronal protection and repair, with additional possible uses in Alzheimer’s disease, acute stroke, depression, spinal cord injury and head trauma. Hunter Fleming believes that in order to be competitive as a chronic use product in this market, the product needs to be delivered in oral form. Our experience with low molecular weight heparins, which are similar compounds, is a benefit in setting up the program. We have successfully completed a preclinical evaluation of the application of GIPET technology for the oral delivery of this novel drug candidate. We are negotiating a proposal for the initiation of Phase I clinical trials.

Sanofi-Aventis—Multiple Compounds

We are collaborating with sanofi-aventis to evaluate the use of GIRES technology with a series of research compounds for the development of a once-daily oral formulation.

Other Research and Development Collaborations

We have three R&D collaborations with Irish universities, which are focused on developing basic knowledge relating to our technology platforms that will be generally applicable across all of our product development programs, including two programs at Trinity College Dublin focused on GIPET and oral vaccine delivery technologies. In addition, we have a program at University College Cork to evaluate several aspects of the GIRES technology platform.

Intellectual Property

Protecting our intellectual property rights is part of our strategy for continued growth and competitive differentiation. We seek to protect our proprietary rights through a combination of patents, trade secrets and proprietary know-how.

Our core intellectual property was acquired from Elan in 2004, which included 21 United States patents and patent applications owned by Elan and an additional 14 patents and patent applications sub-licensed to us by Elan. In addition, we also acquired multiple foreign filings associated with these patents. Prior to the transaction, Elan had invested seven years in the development of these oral drug delivery technologies, including the completion of 20 human trials. This acquired intellectual property covered technologies for oral delivery of poorly absorbed drugs and for those requiring gastro-retention (GIPET and GIRES), as well as Elan’s pipeline of future products and technologies relating to oral vaccine delivery systems and targeting ligands, all of which were under development at the Elan Biotechnology Research Centre at Trinity College in Dublin.

As of March 15, 2007, we hold 16 issued patents and 22 pending patent applications in the United States. In addition, we are preparing additional patent applications relating to our expanding technology for filing in the United States and abroad. We have also applied for patents in numerous foreign countries. Some of those countries have granted our applications and other applications are still pending.

Our patent strategy focuses on the further development of intellectual property surrounding the GIPET and GIRES technology platforms, since these technologies represent the core assets of our business. For these technologies, we will continue to file broadly on the basic platform and additionally, to obtain product specific patents in order to maximize both patent life and protection for new products employing our technologies. In addition, we have other drug delivery technologies, such as our oral vaccine delivery systems, which do not utilize our GIPET and GIRES platforms and are not a primary focus, but which will benefit from additional data development. In these cases, we are establishing external projects to enhance the value of our non-core assets. For example, we are collaborating with Trinity College Dublin to further evaluate the use of this technology for the oral delivery of vaccines. If these development efforts are successful, we intend to license this technology to a major vaccine company.

We also rely on trade secrets and proprietary know-how. In the acquisition of Elan’s in process research and development, in addition to the acquired patent portfolio, we also acquired extensive know-how in the form of data and reports of preclinical and clinical experiments that were conducted to evaluate these technologies. We continue to develop these data in the laboratory and in our clinical development activities. Whenever possible, we will file patents to protect our rights to this information. However, in cases where patenting is not feasible, we seek to protect such information, in part, through entering into confidentiality agreements with employees, consultants, collaborative partners and others before such persons or entities have access to our proprietary trade secrets and know-how.

Our pending patent applications may lack priority over others’ applications or may not result in the issuance of patents. Even if issued, our patents may not be sufficiently broad to provide protection against competitors with similar technologies and may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or may not provide us with competitive advantages against competing products. Our ability to develop our technologies and to make commercial sales of products using our technologies also depends on not infringing others’ patents or other intellectual property rights. We are not aware of any intellectual property claims against us, however, the pharmaceutical industry has experienced extensive litigation regarding patents and other intellectual property rights and patents issued to third parties relating to sustained release drug formulations or particular pharmaceutical compounds could in the future be asserted against us.

Manufacturing

Our clinical trial manufacturing operations are located in Dublin, Ireland. The Irish Medicines Board has granted us a license to manufacture investigational medicinal products for human trials at our manufacturing facility at Trinity College, Dublin. The Irish Medicines Board authorizes manufacturers in Ireland under the European Union Clinical Trials Directive. The facility is fully compliant with its manufacturing license terms and with both United States and European Union regulations for the current Good Manufacturing Practices, or cGMP, for clinical trials materials.

Although we have established internal manufacturing facilities to manufacture supplies for our Phase I and Phase II clinical trials, we do not have, and we do not intend to establish in the foreseeable future, internal commercial scale manufacturing capabilities. Rather, we intend to use the facilities of third parties to manufacture products for Phase III clinical trials and commercialization. For our GIPET technology, the scale-up to commercial scale processes does not require any specialized equipment. We have identified multiple commercial manufacturers meeting the FDA’s cGMP regulations that have the capability of producing the supplies needed for our Phase III clinical trials and do not believe that we must rely on any particular manufacturer to supply us with needed quantities of clinical trials materials.

We have a materials supply agreement for the active ingredient in MER 101, zoledronic acid. The agreement covers the supply of zoledronic acid for both clinical development and commercial manufacture of MER 101. We are currently negotiating a similar supply agreement for acyline, the active ingredient in MER 104. We do not currently have supply agreements in place for the active ingredients in MER 102 and MER 103.

We own GIRES manufacturing equipment suitable for the manufacture of clinical supply batches for Phase I and Phase II studies. In addition, we have patented and patent-pending engineering designs for a fully automated, scaled-up manufacturing GIRES machine, which will accommodate batch manufacture for Phase I through III studies along with commercial batch manufacturing. This specialized manufacturing equipment will need to be constructed and installed in a suitable cGMP manufacturing facility to support fully automated, scaled-up production.

Commercialization

At present, we do not have an internal sales and marketing organization, although individual members of the management team have extensive experience in the sales, marketing and distribution of pharmaceutical products. As our product candidates near commercialization, we will explore the alternative of establishing a specialty sales force focused on target markets that are manageable for our company. For example, we may establish a small sales force in oncology and/or urology for our lead products, MER 101 and MER 104. In general, we will determine after Phase II clinical trials which product candidates we will seek to develop and commercialize on our own and which product candidates we will seek to develop and commercialize with others.

We have research agreements with four pharmaceutical companies to develop oral dosage forms of their products, and are seeking additional development and commercialization partners to obtain access to additional development, commercial or financial resources. We anticipate that some of these relationships will progress to development agreements that will generate revenue from licensing, milestone and royalty fees. We also plan to leverage the value of our technology portfolio by making it available to other pharmaceutical and biotechnology companies in co-development arrangements. In licensing our product rights, we will seek to retain co-promotion rights to facilitate the expansion of our independent commercialization efforts.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions.

GIPET, which is designed to improve the delivery of poorly permeable compounds to the bloodstream after oral administration, is based on the application of penetration enhancing technologies that improve the absorption of such drugs in the GI tract. Although there are, to our knowledge, only a handful of companies developing directly competing technologies, there are several companies pursuing technologies which address this issue, such as BioDelivery Systems International, Emisphere Technologies, Inc., Eurand, pSivida and Xenoport. We believe that our GIPET technology is sufficiently differentiated from these alternative technologies and approaches.

GIRES, which is designed to prolong the gastric residence time of a drug, is based on a proprietary system consisting of a controlled-release dosage form inside an inflatable semi-permeable pouch, which is placed in a hard gelatin capsule for oral administration. While we do not believe that there is any direct competition for our GIRES technology, there are a number of similar drug delivery techniques that have been employed previously, such as those from Depomed, Inc., Flamel, Scolr, Spherics and Intec Pharma. Our GIRES technology is well differentiated from these competitors by virtue of its longer duration of action and independence from food effects.

We are not aware of competing oral drugs to MER 101 for the treatment of bone metastases. Currently, the market is dominated by Zometa, the leading intravenous product. Generic pamidronate and Bondronat marketed by Roche, which is not available in the United States, also have a small share of the market for the treatment of bone metastases. We know of no drugs in development that would compete directly with MER 101.

We expect MER 103 will compete with oral bisphosphonates in the treatment and prevention of osteoporosis. Oral bisphosphonates, such as Fosamax, Actonel (Procter & Gamble and sanofi-aventis) and Boniva (Roche and GlaxoSmithKline), are currently the leading drugs in the treatment and prevention of osteoporosis. However, all currently marketed oral bisphosphonates require a complex and inconvenient regimen surrounding their administration. Our recent Phase II results have demonstrated that MER 103 eliminates this dosing regimen. We are not aware of any other oral bisphosphonates in development that address this issue.

MER 104 is intended to replace leuprolide, a GnRH agonist used in the treatment of prostate cancer. There are several other new GnRH antagonists in development by pharmaceutical companies in North America and Europe. Tevarelix being developed by Ardana and ozarelix being developed by Spectrum Pharmaceuticals are in Phase II clinical development for benign prostatic hypertrophy and prostate cancer. Both products are administered by subcutaneous injection. There is only one non-peptide GnRH antagonist, under development by Neurocrine Biosciences, that competes with MER 104 as an oral medication. This compound, NBI-56418, is in Phase II for endometriosis.

MER 102 is an oral version of the injectable Factor Xa antagonist fondaparinux, marketed by GlaxoSmithKline as Arixtra. The patent for this product has expired. Market exclusivity in the United States currently extends until May 2008. Rivaroxaban is an oral Factor Xa antagonist in Phase III clinical trials, jointly developed by Bayer and Ortho-McNeil.

There are also a number of companies working to develop new drugs and other therapies for these diseases that are undergoing clinical trials. We also will face competition from existing drugs of third parties and drugs that are under development by third parties as to any products that we successfully develop from our existing or future research programs. Finally, other drug delivery methods such as transdermal or inhalation therapies may be developed that target drugs or indications our products address. The key competitive factors affecting the success of all of our drug candidates are likely to be their efficacy, safety profile, price and convenience.

Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, regulatory approvals and marketing approved products than we do. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Our commercial opportunities will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we may develop. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

We rely upon our collaborators for support in advancing certain of our drug candidates and intend largely to rely on our collaborators for the commercialization of these products. Our collaborators may be conducting multiple product development efforts within the same disease areas that are the subjects of their agreements with us. Generally, our agreements with our collaborators do not preclude them from pursuing development efforts using a different approach from that which is the subject of our agreement with them. Any of our drug candidates therefore may be subject to competition with a drug candidate under development by a collaborator.

Government Regulation and Product Approval

United States

Regulation by governmental authorities in the United States and other countries is a significant factor in the development, manufacture and marketing of pharmaceuticals. All of our products will require regulatory approval by governmental agencies prior to commercialization. In particular, pharmaceutical drugs are subject to rigorous preclinical testing and clinical trials and other premarketing approval requirements by the FDA and regulatory authorities in other countries. In the United States, various federal, and, in some cases, state statutes and regulations, also govern or impact the manufacturing, safety, labeling, storage, record-keeping and marketing of pharmaceutical products. The lengthy process of seeking required approvals and the continuing need for compliance with applicable statutes and regulations require the expenditure of substantial resources. Regulatory approval, if and when obtained for any of our product candidates, may be limited in scope, which may significantly limit the indicated uses for which our product candidates may be marketed. Further, approved drugs and manufacturers are subject to ongoing review and discovery of previously unknown problems that may result in restrictions on their manufacture, sale or use or in their withdrawal from the market.

Before testing any compounds with potential therapeutic value in human subjects in the United States, we must satisfy stringent government requirements for preclinical studies. Preclinical testing includes both in vitro and in vivo laboratory evaluation and characterization of the safety and efficacy of a drug and its formulation. Preclinical testing results obtained from in vivo studies in several animal species, as well as data from in vitro studies, are submitted to the FDA as part of an IND application and are reviewed by the FDA prior to the commencement of human clinical trials. These preclinical data must provide an adequate basis for evaluating both the safety and the scientific rationale for the initial trials in human volunteers.

In order to test a new drug in humans in the United States, an IND must be filed with the FDA. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concern or questions about the conduct of the trials as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.

Clinical trials are typically conducted in three sequential phases, Phases I, II and III, with Phase IV trials potentially conducted after initial marketing approval. These phases may be compressed, may overlap or may be omitted in some circumstances.

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Phase I. After an IND becomes effective, Phase I human clinical trials may begin. These trials evaluate a drug’s safety profile and the range of safe dosages that can be administered to healthy volunteers and/or patients, including the maximum tolerated dose that can be given to a trial subject with the target disease or condition. Phase I trials also determine how a drug is absorbed, distributed, metabolized and excreted by the body and the duration of its action.

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Phase II. Phase II clinical trials are typically designed to evaluate the potential effectiveness of the drug in patients and to further ascertain the safety of the drug at the dosage given in a larger patient population.

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Phase III. In Phase III clinical trials, the drug is usually tested in one or more controlled, randomized trials comparing the investigational new drug to an approved form of therapy or placebo in an expanded and well defined patient population and at multiple clinical sites. The goal of these trials is to obtain definitive statistical evidence of safety and effectiveness of the investigational new drug regimen as compared to a placebo or an approved standard therapy in defined patient populations with a given disease and stage of illness for the purpose of submission for regulatory approval.

After completion of Phase I, II and III clinical trials, if there is substantial evidence that the drug is safe and effective, an NDA is prepared and submitted for the FDA to review. The NDA must contain all of the essential information on the drug gathered to that date, including data from preclinical and clinical trials, and the content and format of an NDA must conform to all FDA regulations and guidelines. Accordingly, the preparation and submission of an NDA is a significant undertaking for a company.

Phase IV clinical trials are studies required of or agreed to by a sponsor that are typically conducted after the FDA has approved a product for marketing. These studies are used to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase IV clinical trial requirement. These clinical trials are often referred to as Phase III/IV post approval clinical trials. Failure to promptly conduct Phase IV clinical trials could result in withdrawal of approval for products approved under accelerated approval regulations.

The FDA reviews all submitted NDAs before it accepts them for filing and may request additional information from the sponsor rather than accepting an NDA for filing. In this case, the NDA must be re-submitted with the additional information and, again, is subject to review before filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Most NDAs are reviewed by the FDA within 10 months of submission. The review process is often significantly extended by the FDA through requests for additional information and clarification. The FDA may refer the application to an appropriate advisory committee, typically a panel of non-government experts such as researchers and clinicians, for review, evaluation and a recommendation as to whether the application should be approved and, if so, for which intended uses. The FDA is not bound by the recommendation but typically gives it great weight. If the FDA evaluations of both the NDA and the manufacturing facilities are favorable, the FDA may issue either an approval letter or an approvable letter, the latter of which usually contains a number of conditions that must be satisfied in order to secure final approval. If the FDA’s evaluation of the NDA submission or manufacturing facility is not favorable, the FDA may refuse to approve the NDA or issue a not-approvable letter.

Any products we manufacture or distribute under FDA approvals are subject to pervasive and continuing regulation by the FDA, including record-keeping requirements and reporting of adverse experiences with the products. Drug manufacturers and their subcontractors are required to register with the FDA and, where appropriate, state agencies, and are subject to periodic unannounced inspections by the FDA and state agencies for compliance with cGMPs regulations which impose procedural and documentation requirements upon us and any third party manufacturers we utilize.

The FDA closely regulates the marketing and promotion of drugs. A company can make only those claims relating to safety and efficacy that are approved by the FDA. Failure to comply with these requirements can result in adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available drugs for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use.

The FDA’s policies may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our product candidates or approval of new indications after the initial approval of our existing products. We cannot predict the likelihood, nature or extent of adverse governmental regulations that might arise from future legislative or administrative action, either in the United States or abroad.

Section 505(b)(2) Applications

Some of our product candidates may be eligible for submission, review and approval under the FDCA’s Section 505(b)(2) approval process, which generally requires less applicant-gathered data than the traditional NDA process described above. A Section 505(b)(2) application is filed for drugs that are already marketed by other companies in the US, and is permitted to rely on certain data previously submitted by the sponsor of the approved drug. Section 505(b)(2) applications may be submitted for a new indication or a new dosage form that requires a modification of labeling for an approved drug. Such labeling changes often require studies of therapeutic equivalency in addition to bioavailability or bioequivalence studies for the approval of the new product. Section 505(b)(2) applications may rely on the FDA’s previous findings for the safety and effectiveness of the listed drug, scientific literature, and information obtained by the 505(b)(2) applicant needed to support the modification of the listed drug. For this reason, preparing Section 505(b)(2) applications is generally less costly and time-consuming than preparing an NDA based entirely on new data and information from a full set of pre-clinical and clinical trials. The law governing Section 505(b)(2) or FDA’s current policies may change in such a way as to adversely affect our applications for approval that seek to utilize the Section 505(b)(2) approach. Such changes could result in additional costs associated with additional studies or clinical trials and delays.

The FDCA provides that reviews and/or approvals of applications submitted under Section 505(b)(2) will be delayed in various circumstances. For example, the holder of the NDA for the listed drug may be entitled to a period of market exclusivity, during which the FDA will not approve, and may not even review a Section 505(b)(2) application from other sponsors. If the listed drug is claimed by a patent that the NDA holder has listed with the FDA, the Section 505(b)(2) applicant must submit a patent certification. If the 505(b)(2) applicant certifies that the patent is invalid, unenforceable, or not infringed by the product that is the subject of the Section 505(b)(2), and the 505(b)(2) applicant is sued within 45 days of its notice to the entity that holds the approval for the listed drug and the patent holder, the FDA will not approve the Section 505(b)(2) application until the earlier of a court decision favorable to the Section 505(b)(2) applicant or the expiration of 30 months. The regulations governing marketing exclusivity and patent protection are complex, and it is often unclear how they will be applied in particular circumstances.

In addition, both before and after FDA approval is sought, we and our collaborators are required to comply with a number of FDA requirements. For example, we are required to report certain adverse reactions and production problems, if any, to the FDA, and to comply with certain limitations and other requirements concerning advertising and promotion for our products. Also, quality control and manufacturing procedures must continue to conform to continuing GMP after approval, and the FDA periodically inspects manufacturing facilities to assess compliance with continuing GMP. In addition, discovery of problems such as safety problems may result in changes in labeling or restrictions on a product manufacturer or NDA holder, including removal of the product from the market.

Outside the United States

Outside the United States we are subject to similar regulation by the relevant regulatory authority, including the Irish Medicines Board in Ireland. In addition, our activities in Europe are affected by the European Medicines Evaluation Agency, which is based in London, England.

We will also be subject to a wide variety of foreign regulations governing the development, manufacture and marketing of our products. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must still be obtained prior to manufacturing or marketing the product in those countries. The approval process varies from country to country and the time needed to secure approval may be longer or shorter than that required for FDA approval. We cannot assure you that clinical trials conducted in one country will be accepted by other countries or that approval in one country will result in approval in any other country.

Similar to FDA regulation in the United States, the various phases of pre clinical and clinical research are subject to significant regulatory controls. Although the regulatory controls on clinical research have undergone a harmonization process following the adoption of the Clinical Trials Directive 2001/20/EC, significant variations remain in the interpretation and implementation of these regulations within certain member state regimes. However, all member states currently require independent institutional review board approval of interventional clinical trials. Most regulators also require the submission of adverse event reports during a study and a copy of the final study report.

Employees

As of March 15, 2007, we had 18 employees, 13 of whom are engaged in research and development and technical functions and five of whom perform executive and administrative functions. Three of our employees are located at our facility in Wilmington, North Carolina, and 15 are located at our facility in Dublin, Ireland. Of the 18 employees, seven hold Ph.D. or M.Sc. degrees.

Facilities

Our facilities currently consist of approximately 6,000 square feet of facilities located in Dublin, Ireland and approximately 1,000 square feet of office facilities located in Wilmington, North Carolina. Our Dublin facility is the location for our finance department, research and development and clinical trial manufacturing operations and includes facilities for pre-formulation analysis, formulation development, analytical chemistry, and small scale cGMP clinical manufacturing. The lease for our Dublin facility expired on February 28, 2006, and we are currently occupying our facility under a month-to-month lease. We are currently negotiating a new lease with the landlord of the Dublin facility. Our Wilmington facility is leased until May 2007 and is the location for the administrative, clinical development and regulatory affairs functions.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

Our executive officers, directors and their ages as of March 15, 2007, are as follows:

Name	Age	Position
Michael J. McKenna, Ph.D.	60	Chief Executive Officer and Director
John Lynch	45	Chief Operating Officer and Director
Thomas W. Leonard, Ph.D.	54	Vice President and Chief Scientific Officer
Jonathan O’Connell	41	Chief Financial Officer
Declan Ryan	43	Director, Chairman of the Board
Anthony Carragher	36	Director
Michael Donnelly	53	Director
Fintan Maher	39	Director
James S.J. Manuso, Ph.D.	58	Director
Peter Thornton	42	Director
Patrick Wall	51	Director

Michael J. McKenna, Ph.D.

Dr. McKenna has served as our chief executive officer and on our board of directors since April 2004. From April 2004 to April 2006, Dr. McKenna served as chairman of our board of directors. From September 1999 to March 2004, Dr. McKenna served as vice president of science and technology at A.M. Pappas & Associates, LLC, a life sciences venture development company. Previously, he owned and operated Pharmaceutical Consulting Services, advising the biopharmaceutical industry in drug development and drug safety. Prior to this he was Vice President, Drug Development at Parke Davis. Dr. McKenna also held numerous scientific and managerial positions in the toxicology laboratories of The Dow Chemical Company and Parke Davis. Dr. McKenna received a B.A. in English from St. John Fisher College and a Ph.D. in Toxicology from the University of Rochester School of Medicine and Dentistry.

John Lynch

Mr. Lynch has served as our chief operating officer since May 2005, as our managing director from April 2004 to May 2005, and on our board of directors since April 2005. From April 2003 to April 2004, Mr. Lynch was the chief executive officer of JML Healthcare. From April 1999 to April 2003, Mr. Lynch served as a divisional director of Abbott Laboratories Ltd., a global health care company. Previously, he held positions as senior business development manager, Abbott International USA; Division Director, Hospital Products and Nutritional Products Divisions, Abbott Laboratories, Ireland, and financial director, Abbott Laboratories, Ireland. Earlier in his career Mr. Lynch held financial positions with Bayer Diagnostics Limited and Ernst & Young. Mr. Lynch received a B.Comm. from University College Dublin, and an MMII from the Marketing Institute. He is also a fellow of the Institute of Chartered Accountants in Ireland.

Thomas W. Leonard, Ph.D.

Dr. Leonard has served as our chief scientific officer since April 2004. From February 2004 to March 2004, Dr. Leonard was the owner and manager of Leonard Consulting, LLC, a company providing consulting services in product and intellectual property development. From June 1999 to January 2004, Dr. Leonard served as the vice president and chief scientific officer of Endeavor Pharmaceuticals, Inc., a specialty pharmaceutical company specializing in women’s health. Previously, he was Senior Director, Product Development at aaiPharma, Inc., where he was responsible for all formulation development, scale-up and transfer, and for clinical and commercial manufacturing. Prior to this, Dr. Leonard was Director of aaiPharma’s Formulations Development Division. Before aaiPharma, Dr. Leonard held the positions of Associate Director, Liquid Formulations and Parenteral

Development Sections, and corporate project team leader at Wyeth-Ayerst Research, and Section Head, Biopharmacy and Experimental Formulations at Ayerst Laboratories, Inc. Dr. Leonard received a B.S. in Pharmacy from The College of Pharmacy, University of South Carolina, and a Ph.D. in Pharmaceutics from the Medical College of Virginia, Virginia Commonwealth University.

Jonathan O’Connell

Mr. O’Connell has served as our chief financial officer since November 2005. From October 2004 to May 2005, Mr. O’Connell served as the director of finance of Avaya Inc., a provider of business communications software. From April 2000 to September 2004, Mr. O’Connell was the chief financial officer and a member of the board of directors of Spectel plc, a provider of integrated audio and web conferencing solutions. From June 1994 to March 2000, Mr. O’Connell served as the chief financial officer and on the board of directors of Trinity Biotech plc, a Nasdaq-listed developer and manufacturer of diagnostic tests. From December 1992 to June 1994, Mr. O’Connell served as the group financial controller of Trinity Biotech plc. Mr. O’Connell received a B.B.S. in Business Studies from Trinity College Dublin and is a fellow of the Institute of Chartered Accountants in Ireland.

Declan Ryan

Mr. Ryan has served on our board of directors since April 2006. Since October 2004 Mr. Ryan has served as managing director of Irelandia II Limited, and since July 2001, he has served on Irelandia II’s board of directors. Since January 1991, Mr. Ryan has served as managing director and on the board of directors of Irelandia Investments Limited. Mr. Ryan also serves on the board of directors of Growcorp Group Ltd. Mr. Ryan received his B.A. from University College Dublin.

Anthony Carragher

Mr. Carragher has served on our board of directors since December 2004. Since January 2005, Mr. Carragher has served as the managing director of Complete Investment Solutions, and from July 2001 to December 2004, he was the investments manager of Irelandia Investments Limited. Mr. Carragher has served on the board of directors of Irelandia II Limited since July 2001, and on the board of directors of Growcorp Group Ltd. since October 2004. He received an A.C.A. from the Institute of Chartered Accountants in Ireland. He is also CFO to the One Foundation, a major Irish charitable organization.

Michael Donnelly

Professor Donnelly has served on our board of directors since April 2004. Professor Donnelly established Growcorp in January 1999. Prior to Growcorp, he was Vice President and General Manager of Cincinnati Sub Zero Inc., a medical products company in Cincinnati, Ohio, from 1996 to 1998, Vice President of IEP Group, Research Triangle Park, North Carolina from 1993 to 1996, Professor of Pediatrics, College of Medicine, University of Cincinnati, Ohio, and Director of Bioengineering Research at the Perinatal Research Institute, Cincinnati, Ohio from 1986 to 1996, Director of Research and Development from 1983 to 1986 and Director of Marketing from 1980 to 1983 with Air-Shields Inc. Professor Donnelly sits on the boards of Growcorp Group, Growcorp (GP), Gas Sensor Solutions, Fluorocap and Pharmatrin, Orakine, North Wall General Partners, Neutekbio, Irish Venture Capital Association and Irish Biotechnology Association and is the Managing Partner of the European Bioscience Fund.

Fintan Maher

Mr. Maher has served on our board of directors since April 2004. Since May 2005, he has served as the managing director of Northwall General Partners Ltd. From October 2004 to May 2005, Mr. Maher served as the managing director of Growcorp Group Ltd., an investment fund focused on life sciences companies. From June 1999 to September 2004, Mr. Maher was the investments manager of Irelandia Investments Ltd. Mr. Maher received a B.Comm. from University College Dublin. He is a member of the Society of Investment Analysts in Ireland, a member society of the CFA Institute.

James S.J. Manuso, Ph.D.

Dr. Manuso has served on our board of directors since July 2006. Since January 2004, Dr. Manuso has served as the president and chief executive officer of SuperGen, Inc., a company marketing and developing hematology-oncology products. Dr. Manuso has served on the board of directors of SuperGen, Inc. since February 2001, and as the chief executive officer-elect of SuperGen, Inc. from September 2003 to December 2003. Dr. Manuso is the co-founder and immediate past president and chief executive officer of Galenica Pharmaceuticals, Inc. Dr. Manuso co-founded and was general partner of PrimeTech Partners, a biotechnology venture management partnership, from 1998 to 2002, and managing general partner of The Channel Group LLC, an international life sciences corporate advisory firm. He was also president of Manuso, Alexander & Associates, Inc., management consultants and financial advisors to pharmaceutical and biotechnology companies. He currently serves on the board of directors of KineMed, Inc., a private company. Previously, he served on the boards of Inflazyme Pharmaceuticals, Inc., Symbiontics, Inc. (now Zystor, Inc.), Quark Biotech, Inc., Galenica Pharmaceuticals, Inc., Supratek Pharma, Inc. and the greater San Francisco Bay Area Chapter of the Leukemia and Lymphoma Society. Dr. Manuso received a B.A. with honors in Economics and Chemistry from New York University, a Ph.D. in Experimental Psychophysiology from The Graduate Faculty of the New School University, a Certificate in Healthcare Management from Harvard Business School and an Executive M.B.A. from Columbia Business School.

Peter Thornton

Mr. Thornton has served on our board of directors since July 2006. Mr. Thornton has served as president and chief operating officer of Circ Pharma Limited, a specialty pharmaceutical product development company with a late stage pipeline focused on the development of novel formulations of existing drugs in the areas of cardiology and neurology. From June 2004 to September 2006, Mr. Thornton served as the senior vice president and chief financial officer of Antigenics, Inc., a Nasdaq-listed biotechnology company focused on cancer, infectious diseases and autoimmune disorders. From 1994 to 2004, Mr. Thornton held senior management positions in operations and finance with Elan Corporation, plc, latterly as senior vice president of business operations. Earlier, Mr. Thornton worked at the international accounting firm, KPMG, in Dublin and Paris. He earned a bachelor’s degree in commerce from University College, Cork, Ireland, and is a fellow of the Institute of Chartered Accountants in Ireland. Mr. Thornton is a non-executive director of Cydex, Inc. and Antigenics, Inc.

Patrick Wall

Mr. Wall has served on our board of directors since April 2004. Since 1981, Mr. Wall has served as a partner and senior Tax & Legal Services Partner with PriceWaterhouseCoopers with responsibility for investment management. Since 1999, Mr. Wall has served on the board of directors of Growcorp Group Ltd. Mr. Wall received a B.A. in Economics from University College Dublin.

Scientific Advisors

Our scientific advisors consult with us regularly on matters relating to:

•	our research and development programs;

•	the design and implementation of our clinical trials;

•	market opportunities from a clinical perspective;

•	new technologies relevant to our research and development programs; and

•	scientific and technical issues relevant to our business.

Our principal scientific advisors are:

Name	Affiliation	Expertise

John Amory, MD	University of Washington Seattle	Endocrinology

William Barr, Pharm.D., Ph.D.	Virginia Commonwealth University, School of Pharmacy	Biopharmaceutics, Pharmacokinetics, Drug delivery

Gabriel Bialy, Ph.D.	National Institute of Child Health and Human Development (NICHD)	Endocrinology

Charles Bon, MS	Biostudy Solutions, LLC Wilmington	Biostatistician

David Brayden, BSc, MSc, Ph.D.	University College Dublin Faculty of Veterinary Medicine	Vaccine delivery, Targeting ligands

Owen Corrigan	Trinity College, Professor of Pharmacy	Formulation development GIRES

Abina Crean, Ph.D.	University of Cork, Ireland	Drug delivery, Pharmaceutics

Jean Rivier, Ph.D.	Salk Institute for Biological Studies, La Jolla	GnRH Chemistry

Regine Sitruk-Ware, MD	Population Council	Reproductive endocrinology, Osteoporosis

James A. Swarbrick, Ph.D., DSc	PharmaceuTech, Inc., Pinehurst, NC	Drug delivery, Pharmaceutics

Wulf Utian, MD, Ph.D.	North American Menopause Society	Reproductive endocrinology, Osteoporosis

Board Composition

Our board of directors consists of nine members, Messrs. Ryan, Lynch, Carragher, Donnelly, Maher, Thornton and Wall and Drs. McKenna and Manuso. Our directors hold office until the earlier of their death, resignation, disqualification or removal. We have determined that Dr. Manuso and Mr. Thornton are independent directors under the marketplace rules of the Nasdaq Stock Market. There are no family relationships among any of our directors and executive officers.

Board Committees

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Our board of directors currently has an audit committee, a compensation committee and a nominating and corporate governance committee.

Audit Committee. Our audit committee is comprised of Messrs. Thornton, Carragher and Maher and Dr. Manuso. Mr. Thornton is the chairman of the audit committee. Among other functions, the audit committee is responsible for the following:

•	overseeing and monitoring our accounting and financial reporting processes and the audits and integrity of our financial statements;

•	appointing and overseeing the work of our independent auditors, and reviewing the adequacy of our system of overseeing the independent auditor’s qualifications, independence and performance;

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assisting the board of directors in the oversight and monitoring of our compliance with legal and regulatory requirements of the Securities and Exchange Commission, the Nasdaq Global Market, the Irish Enterprise Exchange and other similar regulatory bodies;

•	reviewing our internal accounting and financial controls; and

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reviewing our audited financial statements and reports and discussing the statements and reports with management, including any significant adjustments, management judgments and estimates, new accounting and policies.

Compensation Committee. Our compensation committee is comprised of Dr. Manuso and Messrs. Donnelly, Thornton and Wall. Dr. Manuso is the chairman of the compensation committee. Among other functions, the compensation committee is responsible for the following:

•	reviewing and making recommendations to the board of directors regarding compensation goals and guidelines for employees and amendments to equity compensation plans;

•	administering our equity compensation plans;

•	approving all option grants to our executive officers; and

•	producing a report on executive compensation for inclusion in our proxy statement.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee is comprised of Messrs. Manuso, Thornton and Wall. Mr. Wall is the chairman of the nominating and corporate governance committee. Among other functions, the nominating and corporate governance committee is responsible for the following:

•	recommending to our board of directors a slate of directors for nominating;

•	developing and recommending to our board of directors a set of corporate governance principles applicable to our company;

•	overseeing the process for evaluating our board of directors and management;

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evaluating the current composition, organization and governance of our board of directors and its committees, determining future requirements and making recommendations to our board of directors for approval; and

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reviewing and evaluating, at least annually, the performance of the nominating and corporate governance committee and its members, including the compliance of the nominating and corporate governance committee with its charter.

Compensation of Directors

Each of our independent directors receives €25,000 annually for his services on the board, which is paid in equal quarterly installments over the course of the year, and all directors are entitled to reimbursement of all reasonable out-of-pocket expenses incurred in connection with their attendance at board of directors and board committee meetings.

We have also offered our independent directors compensation in the form of options exercisable for the purchase of our ordinary shares. Each independent director appointed to our board of directors receives an option to purchase up to 51,000 ordinary shares upon such appointment. In addition, directors who serve as chairperson of a committee of the board of directors receive an additional option to purchase up to 15,000 ordinary shares, and each other member of the committee receives an option to purchase up to an additional 10,000 ordinary shares. The option grants to Dr. Manuso and Mr. Thornton had an exercise price of €0.01 per ordinary share.

On March 12, 2007, we awarded additional options to purchase 10,000 ordinary shares to Dr. Manuso and Mr. Thornton for their participation on the Nominating and Corporate Governance Committee. These options vest over a period of 48 months, beginning on the first date of our initial public offering, with the exercise price determined by the market price of our ordinary shares. Options vesting in the first year will have an exercise price equal to the price of the initial public offering. Options vesting in the second, third and fourth years will have an exercise price equal to the market price of our ordinary shares on the first, second and third anniversaries, respectively, of the initial public offering.

Future option grants to directors will have exercise prices equal to the fair market value of our ordinary shares on the date of grant. All options granted to directors vest monthly over a period of 36 months and are exercisable for a period of up to 10 years from the date of grant, except for directors who are Irish citizens who may only exercise their options for a period of seven years from the date of grant. In addition, each of these options may become 100% exercisable and fully accelerated at the discretion of the board of directors upon a change in control.

Compensation Committee Interlocks

No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any such interlocking relationship existed in the past.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

Summary Compensation Table

The following table sets forth information concerning the compensation earned by our chief executive officer and to our three other executive officers who had compensation in excess of $100,000 during the fiscal year ended March 31, 2006. We refer to these officers collectively as our named executive officers.

Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Stock Awards(1)	Option Awards(1)	Total
Michael J. McKenna, Ph.D. Chief Executive Officer	2006	$210,000	—	$10,500	$28,666	—	$249,166
John Lynch Chief Operating Officer	2006	$195,411	—	$19,541	$14,333	—	$229,285
Thomas W. Leonard, Ph.D. Vice President and Chief Scientific Officer	2006	$175,000	—	$8,750	$14,333	—	$190,083
Jonathan O’Connell Chief Financial Officer	2006	$184,350	—	$18,435	—	$8,129	$210,914

(1)	Based on the dollar amount recognized for financial statement reporting purposes with respect to the year ended March 31, 2006 in accordance with FAS 123(R).

Entitlements to Ordinary Shares and Options under Plan-Based Awards in the Last Fiscal Year

The following table provides information regarding entitlement of restricted ordinary shares and option grants to each of our named executive officers during the fiscal year ended March 31, 2006.

Name	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units		All Other Option Awards: Number of Securities Underlying Options		Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Options Awards(1)
Michael J. McKenna, Ph.D. Chief Executive Officer	12/15/05	99,082	(2)	—		$0.0001	26,790
John Lynch Chief Operating Officer	12/15/05	49,541	(2)	—		$0.0001	13,395
Thomas W. Leonard, Ph.D. Vice President and Chief Scientific Officer	12/15/05	49,541	(2)	—		$0.0001	13,395
Jonathan O’Connell Chief Financial Officer	12/23/05	—		270,590	(3)	$0.0001	73,162

(1)	Amounts represent the total fair value of restricted ordinary shares and stock options granted in 2006 under SFAS 123(R).
(2)	Reflects the number of ordinary shares to which our named executive officers became entitled during the fiscal year ended March 31, 2006 in accordance with their employment agreements, as further described in “Executive Compensation – Employment Agreements.”
(3)	Mr. O’Connell was granted an option to purchase 1.5% of our outstanding capital stock on a fully diluted basis, as further described in “Executive Compensation – Employment Agreements.” On this basis at March 31, 2006, he was entitled to receive an option or options to purchase 270,590 ordinary shares. He was actually granted an option to purchase 233,067 ordinary shares. In April 2006, this option was cancelled and he was granted a number of restricted ordinary shares equal to 1.5% of our outstanding capital stock on a fully diluted basis with the same vesting provisions and a purchase price equal to the exercise price of the cancelled option. The compensation charge shown in the table above is based on an option to purchase 270,590 ordinary shares, the number of ordinary shares to which Mr. O’Connell was entitled as of March 31, 2006, rather than the ordinary shares actually granted to Mr. O’Connell as of that date.

Equity Incentive Awards Outstanding as of Fiscal Year-End

The following table lists the outstanding equity incentive awards held by our named executive officers as of March 31, 2006.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexerciseable		Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Michael J. McKenna, Ph.D. Chief Executive Officer	—	—		—	—	649,415		$—	—
John Lynch Chief Operating Officer	—	—		—	—	324,707		$—	—
Thomas W. Leonard, Ph.D. Vice President and Chief Scientific Officer	—	—		—	—	324,707		$—	—
Jonathan O’Connell Chief Financial Officer	—	240,524	(2)	$0.0001	12/23/12	—	—	—	—

(1)	There was no public trading market for our ordinary shares as of March 15, 2007. The market value of ordinary shares that have not vested has been calculated assuming an initial public offering price of $ per ADS or € per ordinary share.
(2)	Mr. O’Connell was granted an option to purchase 1.5% of our outstanding capital stock on a fully diluted basis, as further described in “Executive Compensation—Employment Agreements.” On this basis at March 31, 2006, he was entitled to receive an option or options to purchase 270,590 ordinary shares. He was actually granted an option to purchase 233,067 ordinary shares. In April 2006, this option was cancelled and he was granted a number of restricted ordinary shares equal to 1.5% of our outstanding capital stock on a fully diluted basis with the same vesting provisions and a purchase price equal to the exercise price of the cancelled option. The compensation charge shown in the table above is based on an option to purchase 270,590 ordinary shares, the number of ordinary shares to which Mr. O’Connell was entitled as of March 31, 2006, rather than the ordinary shares actually granted to Mr. O’Connell as of that date.

Ordinary Shares Vested During the Last Fiscal Year

The following table lists the ordinary shares vested by our named executive offices during the fiscal year ended March 31, 2006.

	Stock Awards
Name	Number of Ordinary Shares Acquired on Vesting	Value Realized on Vesting
Michael J. McKenna, Ph.D. Chief Executive Officer	236,288	$23,308
John Lynch Chief Operating Officer	118,143	$11,654
Thomas W. Leonard, Ph.D. Vice President and Chief Scientific Officer	118,143	$11,654
Jonathan O’Connell Chief Financial Officer	—	—

Employment Agreements

Michael J. McKenna, Ph.D.

On July 23, 2004, we entered into a Service Agreement with Dr. McKenna, our chief executive officer, pursuant to which Dr. McKenna received the right to purchase, at par value, a number of our ordinary shares representing 6% of our outstanding capital stock, calculated on a fully diluted basis. The agreement provides that the number of ordinary shares that Dr. McKenna is eligible to purchase is to be measured as of the time that we complete an equity financing in which we raise at least $12.0 million, which financing has not yet occurred. The initial ordinary shares issued to Dr. McKenna and all additional ordinary shares issued to maintain his 6% ownership interest vest over four years commencing in April 2004 or immediately upon a change of control or termination other than for cause, and are subject to our right of first refusal on any proposed transfer. We have the right to repurchase the unvested portion of these ordinary shares at par value upon termination of Dr. McKenna’s employment. As of March 15, 2007 Dr. McKenna is entitled to purchase 1,193,534 ordinary shares at par, 1,076,161 of which have been issued. Because the convertible preference shares and convertible loan stock we have issued are contingently convertible, Dr. McKenna is not entitled to additional ordinary shares as a result of these issuances to maintain his 6% ownership until the relevant contingencies are resolved. Upon the closing of this offering, assuming an initial public offering price of $             per ADS or €         per ordinary share, Dr. McKenna will become entitled to receive an additional              ordinary shares and we will issue an additional                  ordinary shares in the form of ADSs at par in full satisfaction of his right to receive 6% of our fully diluted issued and outstanding ordinary shares.

The agreement also provides that Dr. McKenna shall be: (1) paid a specified base salary, which will be reviewed at least annually by the board of directors and which may be subject to increases that the board of directors may approve and (2) eligible to receive an annual bonus based upon criteria to be determined by the board of directors or the compensation committee of the board of directors.

John Lynch

On March 17, 2004, we entered into an offer letter with John Lynch, our chief operating officer, pursuant to which Mr. Lynch received the right to purchase, at par value, a number of our ordinary shares representing 3% of our outstanding capital stock, calculated on a fully diluted basis. The agreement provides that the number of ordinary shares that Mr. Lynch shall be eligible to purchase is to be measured, first, as of the time we completed our first equity financing, and to be further adjusted at the time we complete an equity financing in which we raise at least $12.0 million, which financing has not yet occurred. The initial ordinary shares issued to Mr. Lynch and all additional ordinary shares issued to maintain his 3% ownership interest vest over four years commencing in April 2004 or immediately upon a change of control or termination other than for cause, and are subject to our right of first refusal on any proposed transfer. We have the right to repurchase the unvested portion of these ordinary shares at par value upon termination of Mr. Lynch’s employment. As of March 15, 2007 Mr. Lynch is entitled to purchase 596,767 ordinary shares at par, 538,081 of which have been issued. Because the convertible preference shares and convertible loan stock we have issued are contingently convertible, Mr. Lynch is not entitled to additional ordinary shares as a result of these issuances to maintain his 3% ownership until the relevant contingencies are resolved. Upon the closing of this offering, assuming an initial public offering price of $            per ADS or €                 per ordinary share, Mr. Lynch will become entitled to receive an additional              ordinary shares and we will issue an additional              ordinary shares in the form of ADSs at par in full satisfaction of his right to receive 3% of our fully diluted issued and outstanding ordinary shares.

The agreement further provides that upon a change in control of the company all of the shares then subject to the repurchase option shall be immediately released from the repurchase option. The agreement also provides that Mr. Lynch shall be: (1) paid a specified base salary, which will be reviewed annually by the board of directors and which may be subject to increases (but not decreases) that the board of directors may approve, and (2) eligible to receive an annual bonus based upon criteria to be determined by the board of directors or the compensation committee of the board of directors.

Thomas W. Leonard, Ph.D.

On April 1, 2004, we entered into an offer letter with Thomas W. Leonard, Ph.D., our vice president and chief scientific officer, pursuant to which Dr. Leonard received the right to purchase, at par value, a number of our ordinary shares representing 3% of our outstanding capital stock, calculated on a fully diluted basis. The agreement provides that the number of ordinary shares that Dr. Leonard shall be eligible to purchase is to be measured as of the time that we complete an equity financing in which we raise at least $12.0 million, which financing has not yet occurred. The initial ordinary shares issued to Dr. Leonard and all additional ordinary shares issued to maintain his 3% ownership interest vest over four years commencing in April 2004 or immediately upon a change of control or termination other than for cause and are subject to our right of first refusal on any proposed transfer. We have the right to repurchase the unvested portion of these ordinary shares at par value upon termination of Dr. Leonard’s employment. As of March 15, 2007, Dr. Leonard is entitled to purchase 596,767 ordinary shares at par, 538,081 of which have been issued. Because the convertible preference shares and convertible loan stock we have issued are contingently convertible, Dr. Leonard is not entitled to additional ordinary shares as a result of these issuances to maintain his 3% ownership until the relevant contingencies are resolved. Upon the closing of this offering, assuming an initial public offering price of $             per ADS or €                 per ordinary share, Dr. Leonard will become entitled to receive an additional              ordinary shares and we will issue an additional              ordinary shares in the form of ADSs at par in full satisfaction of his right to receive 3% of our fully diluted issued and outstanding ordinary shares.

The agreement also provides that Dr. Leonard shall be: (1) paid a specified base salary, which will be reviewed at least annually by the board of directors and which may be subject to increases that the board of directors may approve and (2) eligible to receive an annual bonus based upon criteria to be determined by the board of directors or the compensation committee of the board of directors. In addition, if Dr. Leonard is, following a change in control, constructively terminated or is terminated without cause, he shall be entitled to severance payments at his base salary rate for six months. A constructive termination is generally deemed to have occurred upon any one of the following three events: (1) a material reduction in the executive’s duties, responsibilities or salary; (2) the company’s breach of the agreement; and (3) the relocation of the executive to a facility more than 50 miles from the company’s current location.

Jonathan O’Connell

On November 23, 2005, we entered into a Service Agreement with Jonathan O’Connell, our chief financial officer, pursuant to which Mr. O’Connell received the right to receive options upon joining the company exercisable for the purchase, at par value, of a number of our ordinary shares representing 1.5% of our outstanding capital stock. The agreement provides that the number of shares that Mr. O’Connell shall be eligible to purchase is to be measured first, as of the commencement of his employment with the company, and to be further adjusted as of the time that we complete an equity financing in which we raise at least $12.0 million, which financing has not yet occurred. In December 2005, we issued Mr. O’Connell an option to purchase 233,067 shares of common stock at an exercise price of $0.0001 per share. In April 2006, our board of directors modified Mr. O’Connell’s Service Agreement to allow for the issuance of ordinary shares at par to Mr. O’Connell instead of the issuance of options, with the same vesting provisions as the original Service Agreement. In connection with this modification, Mr. O’Connell’s option was cancelled and he was granted 269,040 ordinary shares at par, which are subject to our right of first refusal on any proposed transfer. The initial ordinary shares issued to Mr. O’Connell and all additional ordinary shares issued to maintain his 1.5% ownership interest vest over three years commencing in December 2005 or immediately upon a change of control or termination other than for cause. We have the right to repurchase the unvested portion of these ordinary shares at par value upon termination of Mr. O’Connell’s employment. As of March 15, 2007 Mr. O’Connell is entitled to purchase 298,384 ordinary shares at par, 269,040 of which have been issued. Because the convertible preference shares and convertible loan stock we have issued are contingently convertible, Mr. O’Connell is not entitled to additional ordinary shares as a result of these issuances to maintain his 1.5% ownership until the relevant contingencies are resolved. Upon the closing of this offering, assuming an initial public offering price of $              per ADS, Mr. O’Connell will become entitled to receive an additional              ordinary shares and we will issue an additional              ordinary shares in the form of ADSs at par in full satisfaction of his right to receive 1.5% of our fully diluted issued and outstanding ordinary shares.

The agreement also provides that Mr. O’Connell shall be: (1) paid a specified base salary, which will be reviewed at least annually by the board of directors and which may be subject to increases that the board of directors may approve and (2) eligible to receive an annual bonus based upon criteria to be determined by the board of directors or the compensation committee of the board of directors.

Share Option and Other Compensation Plans

Merrion Pharmaceuticals Limited Share Option Plan

We established the Merrion Pharmaceuticals Limited Share Option Plan, or the Plan, on August 8, 2006. The Plan was approved by our shareholders on August 8, 2006. The purpose of the Plan is to attract and retain the best available personnel to promote the success of our business. We are required to keep available sufficient authorized but unissued shares to satisfy our obligations under the Plan. Options exercisable for the purchase of Merrion Pharmaceuticals Limited ordinary shares will, immediately prior to the offering, be exchanged for options exercisable for the purchase of ordinary shares in our new holding company, Merrion Pharmaceuticals plc, under a successor plan.

Under the Plan, all of our employees, directors or consultants, as well as those of our subsidiaries are eligible to receive grants of share options. Our employees, directors or consultants that are subject to taxation in the United States are eligible to receive nonstatutory share options. Employees subject to United States taxation are also eligible to receive grants of incentive share options intended to qualify under Section 422 of the United States Internal Revenue Code of 1986, as amended, or the Code. The Plan is administered by the compensation committee of our board of directors, which selects the persons to whom options will be granted, determines the number of shares to be made subject to each grant and prescribes other terms and conditions, including the type and amount of consideration to be paid upon exercise and the vesting schedules in connection with each grant.

Upon any person (either alone or together with any person acting in concert with him) obtaining control of us within the meaning of Section 11 of the Irish Taxes Consolidation Act, 1997 as a result of purchasing or making a general offer to purchase our shares or if we sell our core business or sell what our board of directors, in its sole discretion, determines to be the substantial core of our business, any unexercisable portion of an outstanding option may become 100% exercisable and fully vested, and/or our board of directors may require that all unexercised options be exercised within 30 days of the occurrence of the foregoing event.

All options granted to service providers that are not subject to United States taxation may be granted at any exercise price per share that exceeds the nominal value of an ordinary share. The exercise price of all incentive share options granted to employees subject to United States taxation must be equal to the fair market value of an ordinary share on the date of grant. The exercise price of nonstatutory options granted to service providers subject to United States taxation is determined by the compensation committee but must be at least equal to the par value of an ordinary share and, for nonstatutory stock options intended to qualify as performance based compensation within the meaning of Section 162(m) of the Code, the exercise price must be at least equal to the fair market value of an ordinary share on the day preceding the date of grant. For any participant who owns shares possessing more than 10% of the voting power of all of our classes of outstanding share capital, the exercise price of any incentive stock option granted must be at least equal to 110% of the fair market value of an ordinary share on the grant date, and the term of the incentive stock option must not exceed five years. Options must be exercised within a period specified at the date of grant, which is generally seven years.

Our board of directors may amend, suspend or terminate the Plan or any portion thereof at any time. Shareholder approval is necessary to increase the aggregate number of ordinary shares which may be issued under the Plan.

As of March 15, 2007, no ordinary shares have been issued upon the exercise of share options granted under the Plan, 1,905,722 ordinary shares are subject to outstanding options, and 1,244,278 ordinary shares remain available for future grant. The weighted average exercise price for 635,722 of the outstanding options to purchase ordinary shares under the Plan is $0.06. The weighted average exercise price for the remaining 1,270,000 outstanding options to purchase ordinary shares under the Plan will be determined by the market price of the ordinary shares at our initial public offering and the first, second and third anniversary of our initial public offering. This weighted average excludes options whose exercise price is determined by the market value of our ordinary shares on future dates.

Indemnification of Directors and Executive Officers and Limitation of Liability

We are in the process of obtaining directors’ and officers’ insurance for some of our directors, officers, affiliates, partners or employees for liabilities relating to the performance of their duties.

In general, Section 200 of the Irish Companies Act, 1963, prohibits us from exempting any of our officers from, or indemnifying any of them against, any liability arising from any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to us. Section 200 does, however, provide that we may indemnify any of our officers against any liability incurred by him in defending proceedings, whether civil or criminal, if judgment is given in his favor or the officer is acquitted. Additionally, upon our election, we can provide an indemnity under Section 200 where an officer is granted relief by a court under either Section 391 of the Irish Companies Act 1963 or Section 42 of the Irish Companies (Amendment) Act, 1983. Our articles of association contain a provision for this indemnity.

At present, there is no pending material litigation or proceeding involving any of our officers or directors where indemnification will be required or permitted. We are not aware of any threatened material litigation or proceeding which may result in a claim for indemnification of an officer or director.

RELATED PARTY TRANSACTIONS

We describe below transactions, or series of similar transactions, that occurred since inception, to which we were or will be a party:

•	in which the amounts involved exceeded or will exceed $60,000; and

•	in which any director, executive officer, holder of more than 5% of our ordinary shares or any member of their immediate family had or will have a direct or indirect material interest.

Option Grants to our Directors and Executive Officers

We have granted options to purchase ordinary shares to our independent directors, as more fully described in “Management—Compensation of Directors.” We have compensated our executive officers through the issuance of ordinary shares in accordance with agreements which protect these officers’ holdings against dilution, as further described in “Executive Compensation—Employment Agreements.” The following table sets forth the ordinary shares to which these officers are entitled as well as the ordinary shares which have been issued to date.

Name	Date Entitled	Number	Date Issued	Security Issued	Number

Michael J. McKenna, Ph.D	April 2004	722,900	April 2004	Restricted Stock	723,000
	November 2004	260,377
	December 2005	99,082	April 2006	Restricted Stock	63,000
			April 2006	Option	290,161

Total		1,082,359			1,076,161

John Lynch	April 2004	361,450	April 2004	Restricted Stock	361,400
	November 2004	130,189
	December 2005	49,541	April 2006	Restricted Stock	176,681

Total		541,180			538,081

Thomas W. Leonard, Ph.D	April 2004	361,450	April 2004	Restricted Stock	361,400
	November 2004	130,189
	December 2005	49,541	April 2006	Restricted Stock	167,681

Total		541,180			538,081

Jonathan O’Connell	December 2005	270,590	December 2005	Option(1)	233,067
			April 2006	Restricted Stock(1)	269,040

Total		270,590			269,040

(1)	Mr. O’Connell was granted an option to purchase 1.5% of our outstanding capital stock on a fully diluted basis, as further described in “Executive Compensation – Employment Agreements.” On this basis at March 31, 2006, he was entitled to receive an option or options to purchase 270,590 ordinary shares. He was actually granted an option to purchase 233,067 ordinary shares. In April 2006, this option was cancelled and he was granted a number of restricted shares equal to 1.5% of our outstanding capital stock on a fully diluted basis with the same vesting provisions and a purchase price equal to the exercise price of the cancelled option. The compensation charge shown in the table above is based on an option to purchase 270,590 ordinary shares, the number of ordinary shares to which Mr. O’Connell was entitled as of March 31, 2006, rather than the ordinary shares actually granted to Mr. O’Connell as of that date.

Transactions with Directors

Mr. Wall is a partner in the accounting firm PriceWaterhouseCoopers, or PWC, which we retain to provide tax accounting guidance. In the fiscal years ended March 31, 2005, March 31, 2006 and the six-month period ended September 30, 2006, we paid PWC fees of €20,700, €8,000 and €53,300, respectively. Mr. Wall does not provide services to us in his capacity as a partner in PWC.

Transactions with Shareholders

On December 23, 2003, we entered into an equipment lease agreement with Elan pursuant to which we lease certain laboratory equipment from Elan for a rental fee of €2,083 a month for a period of four years and nine months from the date of the agreement. This agreement was extended for an additional five years on January 29, 2007, and now expires on September 23, 2013.

On November 23, 2004, we entered into a consulting agreement with Growcorp Group Limited pursuant to which Growcorp provides advice to us for a monthly fee of $5,121.

On December 15, 2005, we obtained a $1.2 million loan from AIB Bank plc. The loan was guaranteed by Declan Ryan, who was a shareholder at the time of the transaction and became a director in April 2006. In return for guaranteeing the loan, Mr. Ryan was granted a fixed and floating charge over all of our assets, as well as an option to acquire a 5% interest in our share capital on a fully diluted basis measured at the time of exercise subject to certain exclusions. The option was exercisable for a period of 65 days after the closing of a fundraising in an aggregate amount of at least $7.5 million. On November 22, 2006, in connection with the closing of our most recent convertible loan stock financing, we extended the exercise period of the option to November 22, 2007. As of March 15, 2007, the option is exercisable for 994,612 ordinary shares. Because the convertible preference shares and the convertible loan stock we have issued are contingently convertible, Mr. Ryan is not entitled to receive additional ordinary shares upon exercise of the option as a result of these issuances until the relevant contingencies are resolved. Upon completion of this offering, assuming an initial public offering price of $           per ADS or €           per ordinary share, the option will be exercisable for            ADSs. We expect that Mr. Ryan will agree to exercise his option in full upon the completion of this offering. In addition, an arrangement fee of $123,000 was charged by a company connected to Mr. Ryan in return for the arrangement of the guarantee. On June 26, 2006, we repaid the loan and the guarantee was released.

During the year ended March 31, 2006, we entered into a loan agreement for $1.2 million with European Bioscience Fund 1 Limited, under which $1.1 million was drawn down. The loan bears interest at a fixed rate of 12% per annum. The loan including interest is to be repaid over 24 monthly equal installments commencing January 1, 2007. The loan facility is secured by a fixed and floating charge over the Group’s equipment. The loan was repaid in full on January 5, 2007.

Immediately prior to the offering, Merrion Pharmaceuticals plc will acquire all of the issued and outstanding shares of Merrion Pharmaceuticals Limited from the shareholders, in exchange for the issuance of ordinary shares in Merrion Pharmaceuticals plc.

Employment Agreements

We have entered into Service Agreements and Offer Letters with each of our executive officers. Please see “Executive Compensation—Employment Agreements.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information known to us regarding the beneficial ownership of our ordinary shares as of March 15, 2007, and as adjusted to reflect the sale of the ordinary shares offered hereby, by:

•	each shareholder who is known by us to beneficially own more than 5% of our ordinary shares;

•	each of our executive officers listed on the Summary Compensation Table under “Management”;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all ordinary shares that they beneficially own, subject to applicable community property laws. In computing the number of ordinary shares beneficially owned by a person and the percentage ownership of that person, we deemed to be outstanding all ordinary shares subject to options, warrants or other convertible securities held by that person or entity that are currently exercisable or exercisable within 60 days of March 15, 2007, and any ordinary shares to which the person is entitled as of March 15, 2007 that have not yet been issued. We did not deem these ordinary shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The address for those individuals not otherwise indicated is c/o Merrion Pharmaceuticals Limited, Biotechnology Building, Trinity College Dublin, Dublin 2, Ireland.

We have based our percentage ownership calculation on 16,630,005 ordinary shares outstanding at March 15, 2007 and                  ordinary shares outstanding upon completion of this offering. The beneficial ownership of our ordinary shares after this offering listed in the table below assumes:

•	the sale of ADSs and ordinary shares in this offering, at an assumed offering price of $ per ADS or € per ordinary share;

•	the conversion of all outstanding preference shares into an aggregate of ordinary shares upon completion of this offering;

•	the conversion of all outstanding convertible notes into an aggregate of ordinary shares upon completion of this offering;

•

the issuance of an aggregate of                  ordinary shares for no consideration to Elan upon completion of this offering as further described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview”;

•

the issuance of                  ordinary shares for consideration of €0.01 per ordinary share (par value) to members of our management team upon the completion of this offering as further described in “Executive Compensation – Employment Agreements”;

•

the issuance of                  ordinary shares for consideration of €                 to Declan Ryan, a director, upon exercise of his option at the closing of this offering as further described in “Related Party Transactions – Transactions with Shareholders”; and

•	no exercise of the underwriters’ over-allotment option.

Beneficial ownership representing less than 1% is denoted with an asterisk (*).

Beneficial Owner	Number of Ordinary Shares Beneficially Owned Before this Offering	Percentage of Ordinary Shares Beneficially Owned Before this Offering	Number of Ordinary Shares Beneficially Owned Following this Offering	Percentage of Ordinary Shares Beneficially Owned Following this Offering
5% Shareholders:
European Bioscience Fund I Limited Partnership (1)	7,602,000	45.7%
Growcorp Group Limited (2)	6,000,000	36.1%
Elan Corporation, plc (3)	994,612	5.9%
Directors and Named Executive Officers:
Anthony Carragher	—	—
Michael Donnelly (4)	13,602,000	81.8%
Thomas W. Leonard, Ph.D. (5)	596,767	3.6%
John Lynch (6)	596,767	3.6%
James S.J. Manuso, Ph.D.	—	—
Fintan Maher	—	—
Michael J. McKenna, Ph.D. (7)	1,135,502	6.7%
Jonathan O’Connell (8)	298,384	1.8%
Declan Ryan (9)	14,596,612	82.8%
Peter Thornton	—	—
Patrick Wall (10)	13,602,000	81.8%
All directors and executive officers as a group (11 persons) (11)	17,224,032	95.1%

(1)	Principal address is c/o Growcorp Ltd., 3015 Lakeside Drive, CityWest, Dublin 24, Ireland. Messrs. Donnelly, Ryan and Wall may be deemed to have shared voting or dispositive power over these ordinary shares. Each of them disclaims this beneficial ownership, except to the extent of his pecuniary interest therein.
(2)	Principal address is 3015 Lakeside Drive, CityWest, Dublin 24, Ireland. Messrs. Donnelly, Ryan and Wall may be deemed to have shared voting or dispositive power over these ordinary shares. Each of them disclaims this beneficial ownership, except to the extent of his pecuniary interest therein.
(3)	Principal address is Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland. Consists of: (i) 896,801 ordinary shares that are issued as of March 15, 2007; and (ii) (a) before this offering, 97,811 ordinary shares to which Elan is entitled as of March 15, 2007 that have not yet been issued and (b) following this offering, ordinary shares to be issued upon completion of this offering in full satisfaction of its right to receive 5% of our fully diluted issued and outstanding ordinary shares.
(4)	Consists of (i) 7,602,000 ordinary shares held of record by European Bioscience Fund I Limited Partnership and (ii) 6,000,000 ordinary shares held of record by Growcorp Group Limited. Professor Donnelly disclaims beneficial ownership of these ordinary shares, except to the extent of his pecuniary interest in these entities.
(5)	Consists of: (i) 538,081 ordinary shares, 215,232 of which are subject to our right of repurchase which lapses over time; and (ii) (a) before this offering, 58,686 ordinary shares to which Dr. Leonard is entitled as of March 15, 2007 that have not yet been issued, and (b) following this offering, ordinary shares to be issued upon completion of this offering in full satisfaction of his right to receive 3% of our fully diluted issued and outstanding ordinary shares as set forth in his employment agreement, of which are subject to our right of repurchase that lapses over time.
(6)	Consists of: (i) 538,081 ordinary shares, 215,232 of which are subject to our right of repurchase which lapses over time; and (ii) (a) before this offering, 58,686 ordinary shares to which Mr. Lynch is entitled as of March 15, 2007 that have not yet been issued, and (b) following this offering, ordinary shares to be issued upon completion of this offering in full satisfaction of his right to receive 3% of our fully diluted issued and outstanding ordinary shares as set forth in his employment agreement, of which are subject to our right of repurchase that lapses over time.
(7)	Consists of: (i) 786,000 ordinary shares, 318,400 of which are subject to our right of repurchase which lapses over time; and (ii) (a) before this offering, 117,373 ordinary shares to which Dr. McKenna is entitled as of March 15, 2007 that have not yet been issued, and (b) following this offering, ordinary shares to be issued upon completion of this offering in full satisfaction of his right to receive 6% of our fully diluted issued and outstanding ordinary shares as set forth in his employment agreement, of which are subject to our right of repurchase that lapses over time; and (iii) 232,129 ordinary shares issuable upon the exercise of options exercisable on or within 60 days after March 15, 2007.
(8)	Consists of: (i) 269,040 ordinary shares, 179,360 of which are subject to our right of repurchase which lapses over time; and (ii) (a) before this offering, 29,343 ordinary shares to which Mr. O’Connell is entitled as of March 15, 2007 that have not yet been issued, and (b) following this offering, ordinary shares to be issued upon completion of this offering in full satisfaction of his right to receive 1.5% of our fully diluted issued and outstanding ordinary shares as set forth in his employment agreement, of which are subject to our right of repurchase that lapses over time.
(9)	Consists of (i) 7,602,000 ordinary shares held of record by European Bioscience Fund I Limited Partnership, as to which Mr. Ryan disclaims beneficial ownership, except to the extent of his pecuniary interest, (ii) 6,000,000 ordinary shares held of record by Growcorp Group Limited, as to which Mr. Ryan disclaims beneficial ownership, except to the extent of his pecuniary interest, (iii) (a) before this offering, an option to purchase 994,612 ordinary shares (5% of our fully diluted issued and outstanding ordinary shares subject to certain exclusions calculated as of March 15, 2007) and (b) following this offering, ordinary shares to be issued upon exercise of the option upon the closing of this offering.
(10)	Consists of (i) 7,602,000 ordinary shares held of record by European Bioscience Fund I Limited Partnership and (ii) 6,000,000 ordinary shares held of record by Growcorp Group Limited. Mr. Wall disclaims beneficial ownership of these ordinary shares, except to the extent of his pecuniary interest therein.
(11)	See notes (4)—(10) above.

DESCRIPTION OF SHARE CAPITAL

General

Upon completion of this offering, our authorized share capital will consist of 100,000,000 ordinary shares, par value € 0.01 per share, 750,000 Series A preference shares, par value €1.00 per share, and 750,000 Series B preference shares, par value €1.00 per share. Our authorized capital is the number of shares available for issuance by us under our memorandum and articles of association.

As of March 15, 2007, 16,630,005 ordinary shares were outstanding. None of our ordinary shares are currently held in treasury. All of the ordinary shares issued and outstanding are registered shares and not bearer shares, and are fully paid, duly authorized and validly issued. Holders of our ordinary shares have no conversion or redemption rights.

As of March 15, 2007, 750,000 Series A preference shares and no Series B preference shares were outstanding. Upon the closing of this offering, all previously outstanding preference shares will be converted into our ordinary shares and no preference shares will be outstanding. Our articles of association will provide that preference shares may be issued from time to time in one or more series. Our board of directors will be authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional or other special rights and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our board of directors will be able to, without shareholder approval, issue preference shares with voting and other rights that could adversely affect the voting power and other rights of the holders of our ordinary shares and could have anti-takeover effects. We have no present plans to issue any preference shares after the closing of this offering. The ability of our board of directors to issue preference shares without shareholder approval could have the effect of delaying, deferring or preventing a change of control of the company or the removal of existing management.

The following summarizes certain material rights of holders of our ordinary shares and is based upon the memorandum of association and articles of association which were approved pursuant to a special resolution of our shareholders in a general meeting passed on                     , 2007 and under applicable Irish company law. The summary does not purport to be complete and is qualified in its entirety by reference to our memorandum of association and articles of association, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

In the following description, a shareholder or a holder of ordinary shares is the person registered in our register of members as the holder of the relevant ordinary share. Bank of New York, a depositary, will be the registered holder for those ordinary shares represented by ADSs.

Rights on a Liquidation or Winding Up

Upon liquidation, dissolution or winding up, the assets remaining for distribution to the holders of our ordinary shares after payment of liabilities and after provision has been made for each class of shares, if any, having preference over the ordinary shares would be divided, equally, among the holders of ordinary shares in proportion to the amounts paid up on the shares held by them. A liquidator may, with the sanction of a special resolution of our shareholders and any other sanction required by the Irish Companies Acts, 1963 to 2006, divide equally among the shareholders in cash or property the whole or any part of our assets and may vest any assets in trustees upon trusts for the benefit of contributories. However, no shareholders may be compelled to accept any assets upon which there is a liability.

Dividends

Holders of ordinary shares are entitled to receive dividends as may be recommended by our board of directors and approved by our shareholders or any interim dividends our board of directors may decide to pay. No dividends have been paid on the ordinary shares in any of the three fiscal years preceding the date of this prospectus.

Under Irish law, we may only pay dividends out of profits legally available for that purpose. Available profits are defined as our accumulated realized profits, to the extent not previously distributed or capitalized, less our accumulated realized losses, to the extent not previously written off in a reduction or reorganization of capital. In addition, we may make a distribution only if and to the extent that, at the time of the distribution, the amount of our net assets is not less than the aggregate of our paid up share capital and undistributable reserves.

If in the future dividends are, subject to Irish law, approved by our board of directors or by our shareholders, the dividends will be paid to the persons who hold our ordinary shares on the date determined by our board of directors. However, under our articles of association, our directors may resolve that we will not be required to pay dividends to a shareholder who has not claimed these dividends within twelve years of their declaration if resolved by the board of directors. Unclaimed dividends will be used by us as decided by our board of directors.

Voting Rights

Each holder of ordinary shares is entitled to one vote for each share held on all matters submitted to a vote of the shareholders. Under Irish company law, a majority of votes cast is required to pass ordinary resolutions; however, a 75% majority of the votes cast is required to pass special resolutions. Examples of special resolutions are resolutions to approve any amendment to our articles of association or to change our name. Variation of the rights relating to any class of shares requires the approval of a special resolution by the class in question. Shareholders do not have cumulative voting rights for the election of directors. Holders of a majority of the ordinary shares entitled to vote in any election of directors may therefore elect all of the directors standing for election.

Shareholder Meetings

Under Irish company law, a company’s annual general meeting of shareholders must take place in the Republic of Ireland and any business transacted at a meeting held in breach of this requirement will be void, unless either all shareholders entitled to attend and vote at such meeting consent in writing to the meeting being held elsewhere or a resolution has been passed at the preceding annual meeting of shareholders providing that the meeting be held elsewhere. Our articles of association permit annual meetings to be held outside the Republic of Ireland if the above procedures are followed. Extraordinary general meetings of the shareholders may be held either in the Republic of Ireland or outside the Republic of Ireland. Under Irish company law, annual and extraordinary general meetings may be called by either the board of directors or at the request of shareholders holding not less than one-tenth of our then outstanding voting share capital. Annual general meetings must be held once every calendar year provided that not more than 15 months may elapse between such meetings. The Director of Corporate Enforcement for Ireland may, on the application of any shareholder, call or direct the calling of an annual general meeting if the meeting is not held within the required time period.

Irish company law requires at least 14 days’ written notice of a meeting, except that an annual general meeting or a meeting convened for the passing of a special resolution requires at least 21 days’ written notice. Further, in certain circumstances prescribed by Irish company law, extended, or 28 days’, notice must be given for a general meeting.

Three or more shareholders present in person or by proxy entitled to vote upon the business to be transacted and, together holding not less than one-third of our outstanding voting shares, constitute a quorum at shareholders meetings. A vote which takes into account all votes which may be cast at that meeting by shareholders attending as opposed to a show of hands at any shareholders meeting may be demanded by any of the following:

•	the chairman of the meeting;

•	at least three shareholders present, in person or by proxy, who are entitled to vote at the meeting;

•	any shareholder or shareholders present, in person or by proxy, representing not less than one-tenth of the total voting rights of all the shareholders entitled to vote at the meeting;

•

any shareholder or shareholders present, in person or by proxy, holding shares conferring the right to vote at the meeting being shares on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Issuance of Shares

Under our articles of association, our board of directors may issue ordinary shares up to the authorized but unissued share capital without obtaining shareholder approval. However, Irish company law requires that this authority expire after five years unless once again extended or renewed by our shareholders. Also, our shareholders may at any time by ordinary resolution renew, alter or revoke this authority. Our articles of association provide that the authority of our board of directors expires on the fifth anniversary of adoption of our articles of association (which will occur prior to the offering), unless extended or renewed by our shareholders. These authorized but unissued ordinary shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Pre-emptive Rights

In general, Irish company law prohibits companies from issuing any shares or rights to subscribe for or to convert any securities into shares for any consideration without first offering those shares, on a pro rata basis, to the existing shareholders. These requirements may be disapplied for a period of up to five years under a company’s articles of association or by a special resolution passed by a company’s shareholders. Our articles of association contain a provision disapplying these preemptive rights for all of our authorized but unissued shares for the five year period ending on the fifth anniversary of adoption of our articles of association (which will occur prior to the offering). This disapplication may be renewed, varied or revoked at any time by a special resolution of our shareholders.

In addition, due to the restrictions on the offer and sale of securities in the United States under United States securities laws and regulations, any offer of new ordinary shares to existing shareholders on the basis of their preemptive rights might not be opened to holders of ADSs.

Share Certificates

Shareholders are entitled to certificates within two months of the date of issuance of their shares, in a form as may be prescribed by law and by the board of directors, certifying the number and class of shares owned by the shareholder. Each certificate shall have our corporate seal affixed to it.

Transfers of Ordinary Shares

Except as otherwise established by rules adopted by our board of directors, and subject to applicable law, ordinary shares may be transferred on our books by the surrender to us or to our transfer agent, of a properly stamped and duly executed stock transfer form, a duly executed certificate representing the ordinary shares and, if executed under a power of attorney, a properly executed written power of attorney, together with any proof of authority or the authenticity of signature as we or our transfer agent may otherwise reasonably request.

Our ordinary shares are eligible for trading in CREST, an electronic, paperless settlement system. Our articles of association permit title to our ordinary shares to be evidenced and transferred electronically in accordance with the Companies Act, 1990 (Uncertificated Securities) Regulations 1996.

Registration Rights

We have not granted registration rights to any of our shareholders.

Derivative Action Suits

Under Irish company law, our shareholders do not generally have standing to maintain proceedings arising from wrongs suffered by us. There are, however, exceptions available under equitable principles on a case-by-case basis. For example, controlling shareholders cannot perpetrate fraud on the other shareholders or commit an act that is illegal or outside the scope of corporate authority. Additionally, if we attempt to act on the strength of a decision by a simple majority, where particular decisions call for more than a simple majority, an individual shareholder may bring suit. In cases where controlling shareholders do not institute proceedings in our name, one or more of the other aggrieved shareholders may apply to the court to bring a derivative action. A non-controlling minority shareholder may also initiate proceedings in our name in limited circumstances.

Class Action Suits

In contrast to a derivative action, Irish company law permits an action by a shareholder in his own right on the basis of the infringement of his personal rights as a shareholder. A shareholder may commence a suit in a representative capacity for himself as well as other similarly affected consenting shareholders. Additionally, under Irish company law, any shareholder who claims that our affairs are being conducted, or that the powers of our directors are being exercised, in a manner oppressive to his interests as a shareholder, may apply to the Irish courts for an appropriate order.

Interlocking and Interested Directors

Irish company law requires each of our directors to declare the nature of any direct or indirect interest which the director may have in a proposed contract with us at a meeting of the board of directors before the board votes to approve the contract. An interested director must generally abstain from a vote on any contract or arrangement or any other proposal in which he has an interest. Our articles of association provide that if any question shall arise at any meeting of our board of directors as to the materiality of a director’s interest or as to the right of any director to vote, and such question is not resolved by his voluntarily agreeing to abstain from voting, such question may be referred to the disinterested members of the board of directors. The ruling of the disinterested members of the board of directors shall be final and conclusive. Additionally, our articles of association provide that our shareholders may, by ordinary resolution, ratify any transaction not duly authorized by reason of a contravention of our articles of association.

Irish company law also regulates various categories of transactions involving a company and its directors (or any person connected with any director). In summary, the provisions require shareholder approval for certain long-term employment contracts with directors and for the purchase or sale by a company of assets from or to a director (or a person connected with any director). Additionally, companies may not make loans or quasi loans (as defined in Irish Companies Acts) to, or enter into credit transactions as creditors for, a director or persons connected to directors or give guarantees or provide security in connection with such matters, except in limited circumstances.

Disclosure Requirements

Irish company law requires any person who acquires an interest in 5% or more of the issued voting share capital of any class of our shares to notify us, in the prescribed manner and normally within five business days, of the interest acquired and of certain information relating to that interest. Notification must also be made of any change in the percentage level of a person’s interest above 5% and any reduction in any such interest to less than 5%. Any interest, whether direct or through a spouse, minor child or company which a person is deemed to control or be acting in concert with, would be regarded as an interest in our shares for this purpose. Any interest in ADSs would also be regarded as an interest in our shares for this purpose. Failure to notify punctually and properly is an offense under Irish company law. Additionally, no rights or interest whatsoever in respect of any of the relevant shares will be enforceable, whether directly or indirectly, by action or legal proceeding by the person having such an interest should they fail to make the required notification to us. Application may be made to the courts to remove this restriction, and if the court is satisfied that the failure to notify was accidental or due to inadvertence or that it is just and equitable to grant relief then the court may grant such relief as it sees fit. By virtue of our intended listing on the IEX, we would be required to notify the Company Announcements Office of the Irish Stock Exchange of any disclosure made to us without delay.

Irish Competition Law

Under Irish competition legislation, the Irish Competition Authority must be notified of a merger or acquisition if the transaction meets certain criteria under the relevant legislation. Failure to properly notify the Irish Competition Authority of such merger or acquisition will result in the voiding of the transaction, as well as the potential imposition of fines. A merger or acquisition that does not meet the criteria under the relevant legislation but which may give rise to competition concerns, though not legally required, may be voluntarily reported to the Irish Competition Authority in order to seek legal comfort that the merger or acquisition is not anti-competitive.

Irish Takeover Rules

Takeovers of certain Irish public companies, including us, are regulated by certain statutory takeover rules, or the Takeover Rules, which are administered by the Irish Takeover Panel. The Takeover Rules provide, in part, that (1) when any person acquires, whether by one or a series of related transactions, shares that (taken together with shares held or acquired by one or a number persons acting in concert) carry 30% or more of the voting rights of a public company or (2) when any person or number of persons acting in concert, holds not less than 30% but not more than 50% of the voting rights and such person or persons, acquires in any twelve month period additional shares carrying more than 1% of the voting rights, such person must generally make an offer for all of the equity shares of the company (whether voting or non-voting) for cash, or accompanied by a cash alternative, at not less than the highest price paid for the relevant shares during the twelve months preceding the date of the offer.

In addition, the Substantial Acquisition Rules, shall govern substantial acquisitions of shares in an Irish public limited company as which are set out in the Takeover Rules, restricting the speed at which a person may increase their holding of voting shares of such a company between 15% and 30%. The Substantial Acquisition Rules also apply when persons are acting in concert.

Listing

In addition to our application to list our ADSs for quotation on the Nasdaq Global Market, we intend to apply to have our ordinary shares approved for listing on the IEX under the trading symbol “MERR.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

The Bank of New York, as depositary, will register and deliver American Depositary Shares, or ADSs. Each ADS will represent one ordinary share (or a right to receive one ordinary share) deposited with the principal                      office of                     , as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Irish law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt, which will be filed by amendment as an exhibit to the registration statement that includes this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

•

Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and can not be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted, as further described in “Material U.S. Federal Income Tax Considerations—Backup Withholding Tax and Information Reporting.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

•

Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions. The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us or the depositary to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADSs to the depositary for the purpose of exchanging your ADSs for uncertificated ADSs. The depositary will cancel those ADSs and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADS evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the Deposited Securities, but only if we ask the depositary to ask for your instructions. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of Ireland and of our articles of association, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We can not assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•       Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•       Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or ordinary share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:

•	change the nominal or par value of our shares;

•	reclassify, split up or consolidate any of the deposited securities;

•	distribute securities on the shares that are not distributed to you; or

•	recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action,

then the cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities. The depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADSs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 60 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders then outstanding if at any time 30 days shall have expired after the depositary shall have delivered to us a written notice of its election to resign and a successor depositary shall not have been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our obligations and the obligations of the depositary; Limits on liability to holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADRs

You have the right to cancel your ADSs and withdraw the underlying ordinary shares at any time except:

•

When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares.

•	When you or other ADS holders seeking to withdraw ordinary shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the Deposit Agreement, all parties to the Deposit Agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the Depository Trust Company, or DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated American Depositary Shares, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the Deposit Agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the Deposit Agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the Deposit Agreement, shall not constitute negligence or bad faith on the part of the Depositary.

Listing

We intend to apply to have our ADSs approved for listing on the Nasdaq Global Market under the trading symbol “MERR.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has not been a public market for our ADSs or ordinary shares. Future sales of substantial amounts of our ADSs or ordinary shares in the public market, or the possibility of these sales, could adversely affect the trading price of our ADSs or ordinary shares.

Upon completion of this offering, we will have outstanding                      ordinary shares, assuming no exercise of the underwriters’ over-allotment option and no exercise of outstanding options to purchase ordinary shares after                     , 2007. Of these shares, the                      ordinary shares underlying the ADSs and the ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any ordinary shares purchased by our “affiliates,” as defined in Rule 144 under the Securities Act, which would be subject to the limitations and restrictions described below.

The remaining                      ordinary shares outstanding upon completion of this offering will be “restricted securities” as defined in Rule 144. These securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below. Sales of these restricted securities in the public market, or the availability of these ordinary shares for sale, could adversely affect the trading price of our ordinary shares.

Holders of approximately                      of these restricted securities, including all of our officers and directors and the entities affiliated with them, have entered into lock-up agreements providing that, subject to limited exceptions, they will not sell, directly or indirectly, any ordinary shares without the prior consent of Punk, Ziegel & Company, L.P. for a period of 180 days from the date of this prospectus.

The number of restricted securities that will be available for sale in the public market, subject in some cases to the volume limitations and other restrictions of Rule 144, will be as follows:

•	approximately ordinary shares will be eligible for immediate sale as of the date of this prospectus;

•	approximately additional ordinary shares will be eligible for sale beginning 90 days after the date of this prospectus under Rules 144 and 701; and

•	approximately additional ordinary shares will be eligible for sale beginning 180 days after the date of this prospectus upon expiration of the lock-up agreements described above.

Approximately                      remaining restricted securities will not be eligible for sale pursuant to Rule 144 until the expiration of their applicable one-year holding periods, which will expire between                      2007 and 2008.

Ordinary shares issued upon exercise of options granted by us prior to the date of this prospectus will be available for sale in the public market under Rule 701 of the Securities Act. Rule 701 permits resales of these ordinary shares in reliance upon Rule 144 but without compliance with various restrictions, including the holding period requirement, imposed under Rule 144. In general, under Rule 144, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of ordinary shares not to exceed the greater of (1) one percent of the then outstanding ordinary shares or (2) the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a Form 144 with respect to the sale. Sales under Rule 144 are also subject to manner of sale and notice requirements, as well as to the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been an affiliate at any time during the 90 days preceding a sale and who has beneficially owned the ordinary shares proposed to be sold for at least two years is entitled to sell the ordinary shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

As of March 15, 2007, options to purchase an aggregate of 1,905,722 ordinary shares were outstanding under our share option plans. We intend to file registration statements on Form S-8 under the Securities Act within approximately 90 days after completion of this offering to register an aggregate of 3,150,000 ordinary shares issued or reserved for issuance under its share option plans. Ordinary shares issued under the foregoing plans, after the filing of related registration statements, will be freely tradable in the public market, subject in the case of the holders to the Rule 144 limitations applicable to our affiliates, lock-up agreements with the underwriters and vesting restrictions imposed by us.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion of the material United States federal income tax consequences of the ownership and disposition of ordinary shares or ADSs purchased in this offering by United States Holders (as defined below) who hold such ordinary shares or ADSs as capital assets and constitutes the opinion of                          , our tax counsel, insofar as it constitutes summaries of United States federal income tax law or legal conclusions with respect thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions thereunder as now in effect, and such authorities may be repealed, revoked or modified (possibly on a retroactive basis) so as to result in United States federal income tax consequences different from those described in this summary.

This summary applies only to United States Holders (as defined below) and does not apply to certain categories of United States Holders subject to special treatment under the Code, such as holders that are pass-through entities or investors in pass-through entities, dealers or traders in securities or currencies, banks, insurance companies, traders who elect to mark-to-market their securities, persons whose “functional currency” is not the United States dollar, persons who own actually or constructively 10% or more (by voting power or value) of our shares, tax-exempt entities, United States expatriates, persons who hold ordinary shares or ADSs as a position in a straddle or as part of a “hedging,” “integrated,” “constructive sale” or “conversion” transaction and persons subject to the United States federal alternative minimum tax. Moreover, this summary addresses only United States federal income tax consequences and does not address any other United States federal tax consequences or any state, local, non-United States or other tax consequences. Accordingly, prospective investors are urged to consult their own tax advisors to determine the specific tax consequences of the ownership and disposition of ordinary shares or ADSs to them, including any United States federal, state, local, non-United States or other tax consequences of (and any tax return filing or other reporting requirements relating to) the ownership and disposition of ordinary shares or ADSs purchased in this offering.

For purposes of the following summary, the term “United States Holder” means a beneficial owner of ordinary shares or ADSs that is, for United States federal income tax purposes, an individual who is a United States citizen or resident, a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate the income of which is includable in gross income for United States federal income tax purposes regardless of its source, or a trust if:

•

a United States court is able to exercise primary supervision over the administration of the trust and one or more United States fiduciaries have the authority to control all substantial decisions of the trust; or

•	the trust has a valid election in effect under applicable United States Treasury Regulations to be treated as a United States person.

For United States federal income tax purposes, United States Holders of ADSs are treated as the owners of the underlying ordinary shares.

Dividends

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of a distribution paid on an ordinary share or on an ADS (including the amount of any withholding tax) will be a dividend for United States federal income tax purposes to the extent paid out of Merrion Pharmaceuticals plc’s current or accumulated earnings and profits (as determined according to United States federal income tax principles). To the extent that a distribution exceeds the portion of Merrion Pharmaceuticals plc’s earnings and profits attributable to such distribution, it will be treated as a nontaxable return of capital to the extent of a United States Holder’s tax basis in such share or ADS and thereafter as a capital gain. Dividends paid by Merrion Pharmaceuticals plc, if any, generally will not qualify for the dividends-received deduction otherwise generally available to corporate shareholders.

Provided that we have not been and do not become a PFIC (as discussed below), dividends, if any, received by noncorporate holders in taxable years beginning prior to 2011 generally will be eligible for reduced rates of taxation applicable to “qualified dividend income,” subject to minimum holding period requirements and certain other requirements and limitations.

The amount of any dividend paid in Euros or other non-United States currency (a “foreign currency”) will equal the United States dollar value of the foreign currency received calculated by reference to the exchange rate in effect on the date the dividend is distributed regardless of whether the foreign currency is converted into United States dollars. If the foreign currency received as a dividend is not converted into United States dollars on the date of receipt, a United States Holder will have a basis in the foreign currency equal to its United States dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the foreign currency will be treated as ordinary income or loss.

Subject to limitations under the Code, a United States Holder may be entitled to a credit or deduction against its United States federal income taxes for the net amount of any Irish taxes withheld from dividend distributions received by the United States Holder. The election to receive a credit or deduction must be made annually, and applies to all foreign taxes for the applicable year. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Because more than 50% of the total combined voting power of all classes of Merrion Pharmaceuticals plc shares entitled to vote or the total value of Merrion Pharmaceutical plc’s shares may be owned by United States persons, a portion of any dividends received by a United States Holder of ordinary shares or ADSs may be treated as United States source dividend income for purposes of calculating a United States Holder’s entitlement to United States foreign tax credits. However, a United States Holder entitled to benefits under the Ireland-United States Income Tax Treaty may elect to treat as foreign source income any portion of Merrion Pharmaceutical plc’s dividends that otherwise would be treated as United States source income pursuant to the rule described in the preceding sentence, in which event such portion of the Merrion Pharmaceutical plc dividend must be separated from other income items for purposes of calculating the United States Holder’s foreign tax credit. United States Holders should consult their own tax advisors about the desirability of making, and the method of making, such an election and the application of the foreign tax credit provisions to them.

Gain on Disposition

Subject to the PFIC rules discussed below, upon a sale, exchange or other disposition of the ADSs or ordinary shares, a United States Holder generally will recognize a gain or a loss, if any, equal to the difference between the amount realized upon the sale, exchange or disposition and the United States Holder’s tax basis in the ADSs or ordinary shares. Generally, a United States Holder’s tax basis in the ADSs or ordinary shares will be such holder’s cost. Such gain or loss will be capital gain or loss. Such gain or loss will generally be treated as United States source gain or loss. A United States Holder who is an individual selling ordinary shares or ADSs that have been held for more than one year will be eligible for reduced rates of taxation on the resulting capital gain. The deductibility of any capital losses is subject to limitations. The exchange of ADSs for ordinary shares will not be a taxable event for United States federal income tax purposes.

PFIC Status

A foreign corporation generally will be a PFIC for United States federal income tax purposes if in any tax year either 75% or more of its gross income is “passive income” (generally including (without limitation) dividends, interest, royalties, rents and annuities) or the average value of its assets that produce passive income or are held for the production of passive income is at least 50% of its total assets. If the representations made by Merrion Pharmaceuticals’ management regarding the nature and amount of its income and assets and the manner in which it has managed and conducted its business are accurate (without regard to any knowledge or belief qualifiers expressed by management), Merrion Pharmaceuticals plc was not a PFIC for its taxable year ended December 31, 2006. In addition, while there can be no assurance because the determination depends on future events, based on Merrion Pharmaceuticals management’s current projections of Merrion Pharmaceuticals’ future income and assets, and the manner in which Merrion Pharmaceuticals currently intends to manage and conduct its business in the future, Merrion Pharmaceuticals plc will not be a PFIC in its current taxable year ending December 31, 2007 or in the foreseeable future. If Merrion Pharmaceuticals plc were treated as a PFIC for any taxable year in which a United States Holder held ordinary shares or ADSs, certain adverse consequences could apply, including a material increase in the amount of tax that the United States Holder would owe, an imposition of tax earlier than would otherwise be imposed, interest charges and additional tax form filing requirements. A United States Holder owning shares in a PFIC generally may be able to avoid or mitigate these adverse tax consequences by making a timely “qualified electing fund” (“QEF”) or “mark-to-market” election. United States Holders should consult with their tax advisors as to the effect of these rules, including the circumstances under which a United States Holder will be required to file a timely “protective statement” in order to preserve its right to make a QEF election.

Backup Withholding Tax and Information Reporting

A United States Holder of ordinary shares or ADSs may be subject to information reporting requirements and backup withholding tax for amounts paid with respect to dividends on the ordinary shares or ADSs, or the proceeds of sale or other disposition (including a redemption) of the ordinary shares or ADSs, unless the holder:

•	is a corporation or comes within certain other exempt categories, and when required, demonstrates this fact; or

•

provides a correct taxpayer identification number, or T.I.N., certifies that he, she or it is not subject to backup withholding and otherwise complies with applicable requirements of the backup withholding rules.

A United States Holder of ordinary shares or ADSs who does not provide a correct T.I.N. may be subject to penalties imposed by the IRS. Any amount withheld under backup withholding rules generally will be creditable against a United States Holder’s United States federal income tax liability and may entitle such United States Holder to a refund, provided that a United States Holder timely furnishes certain information to the IRS.

MATERIAL IRISH TAX CONSIDERATIONS

The following is a discussion of certain Irish tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs. This discussion is based upon Irish tax law and the practice of the Irish Revenue Commissioners at the date of this document which are subject to change, possibly with retrospective effect. Particular rules may apply to certain classes of taxpayers (such as dealers in securities) and this discussion does not purport to deal with the tax consequences of purchase, ownership or disposition of owning the relevant securities for all categories of investors.

The discussion is intended only as a general guide based on current Irish law and practice and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor or shareholder. Accordingly, current shareholders or potential investors should satisfy themselves as to the overall tax consequences by consulting their own tax advisers.

Dividends

Dividend Withholding Tax

Unless exempted, all dividends or other relevant distributions paid by us will be subject to a withholding tax at the standard rate of income tax, currently 20%. The following categories of shareholders may be exempt, subject to the satisfaction of certain procedural requirements, from this dividend withholding tax:

•	an Irish resident company;

•	an Irish approved pension scheme and qualifying employee share ownership trust;

•	an Irish tax exempt charity, and an Irish collective investment undertaking;

•

an individual shareholder who is not resident or ordinarily resident in Ireland and who is resident for tax purposes either in a European Union member state or in a country with which Ireland has a double tax treaty, or treaty country;

•	a company which is not resident in Ireland and is ultimately controlled by a person or persons resident in a European Union member state or a treaty country;

•	a company resident in a European Union member state or a treaty country and which is not controlled by a person or persons resident or ordinarily resident in Ireland;

•

a company not resident in Ireland whose principal class of shares is substantially and regularly traded on a recognized stock exchange in a European Union member state or treaty country or on a stock exchange approved by the Irish Minister for Finance;

•

a company not resident in Ireland which is at least a 75% subsidiary, direct or indirect, of another company the principal class of shares of which is substantially and regularly traded on a recognized stock exchange in a European Union member state or treaty country or on a stock exchange which is approved by the Irish Minister for Finance;

•

a company not resident in Ireland which is wholly owned, directly or indirectly, by two or more companies, the principal class of shares of each of which is substantially and regularly traded on a recognized stock exchange in a European Union member state or treaty country or on an exchange which is approved by the Irish Minster for Finance;

•	a company of a European Union member state holding at least 25% of the shares of the company;

•	a designated broker receiving dividends for an approved Special Portfolio Investment Account.

Each shareholder claiming an exemption from the dividend withholding tax is required to provide us with certain declarations and certifications as evidence of the entitlement. If we issue dividends through an intermediary, the intermediary will have to fulfill certain requirements, and the exempt shareholders will have to provide the intermediary with certain declarations and certification as evidence of the entitlement, in order for the intermediary to issue the gross dividends to the exempt shareholders.

American Depositary Shares

Special arrangements with regard to the dividend withholding tax obligation apply in the case of Irish resident companies, such as us, issuing ADSs through United States depositary banks which have been authorized as qualifying intermediaries by the Irish Revenue Commissioners. Such banks, which receive dividends from the company and pass them on to the United States ADS holders beneficially entitled to such dividends, will be allowed to receive and pass on the dividends free of dividend withholding tax based provided that the recorded address of the ADS holder, as listed in the depositary bank’s register of depositary receipts, is in the United States.

Taxation on Dividends

Companies resident in Ireland, other than those taxable on receipt of dividends as trading income, are exempt from corporation tax on distributions received from other Irish resident companies. Shareholders which are “close” companies for Irish taxation purposes may, however, be subject to a 20% corporation tax surcharge on undistributed investment income.

Individual shareholders who are resident or ordinarily resident in Ireland are taxable on the gross dividend at their marginal rate, but are entitled to a credit for the tax withheld by the company paying the dividend. An individual shareholder who is not liable or not fully liable to income tax by reason of exemption or otherwise may be entitled to receive an appropriate refund of tax withheld. A charge to Irish social security taxes/levies can also arise for individuals on the amount of any dividend received from us.

Except in certain circumstances, a person who is neither resident nor ordinarily resident in Ireland and is entitled to an exemption from dividend withholding tax is not chargeable to Irish tax on the dividend. Where a person who is neither resident nor ordinarily resident in Ireland is subject to withholding tax on the dividend received due to not benefiting from any exemption from such withholding, generally the amount of that withholding will satisfy such person’s liability for Irish tax.

Capital Gains Tax

A person who is either resident or ordinarily resident in Ireland will generally be liable to Irish capital gains tax on any gain realized on the disposal of the ordinary shares or ADSs. The current capital gains tax rate is 20%. A person who is neither resident nor ordinarily resident in Ireland and who does not carry on a trade in Ireland through a branch or agency will not be subject to Irish capital gains tax on the disposal of the ordinary shares or ADSs.

Capital Acquisitions Tax

A gift or inheritance of the ordinary shares or ADSs will be within the charge to Irish Capital Acquisitions Tax, or CAT, notwithstanding that the disponer (e.g., a donor) or the donee/successor in relation to such gift or inheritance resides outside of Ireland. CAT is charged at a rate of 20% above a tax-free threshold. This tax-free threshold is determined by the amount of the current benefit and of previous benefits taken since December 5, 1991, as relevant, within the charge to CAT and the relationship between the donor and the successor or donee. Gifts and inheritances between spouses (and in certain cases former spouses) are not subject to CAT.

In a case where an inheritance of the ordinary shares or ADSs is subject to both CAT and either United States federal estate tax or U.K. inheritance tax, the CAT paid on the inheritance may in certain circumstances be credited in whole or in part against the tax paid on the inheritance in the United States or U.K., as the case may be under the relevant Estate Tax Convention between Ireland and the United States or U.K. Neither convention provides for relief from CAT paid on gifts.

Stamp Duty

It is assumed for the purposes of this paragraph that ADSs are and will continue to be traded on a recognized stock exchange in the United States (the Nasdaq Global Market is a recognized stock exchange in the United States for this purpose). Under current Irish law, no stamp duty will be payable on the acquisition of ADSs by persons purchasing such ADSs or on any subsequent transfer of ADSs.

A transfer of ordinary shares (including transfers effected through CREST) wherever executed and whether on sale, in contemplation of a sale or by way of a gift, will attract duty at the rate of 1% of the consideration given or, in the case of a gift or where the purchase price is inadequate or unascertainable, on the market value of the ordinary shares. Transfers of ordinary shares which are not liable to duty at the rate of 1% (e.g., transfers under which there is no change in beneficial ownership) may attract a fixed duty of €12.50.

A transfer of ordinary shares to the depositary on a conversion to ADSs made in contemplation of a sale or a change in beneficial ownership is chargeable to stamp duty at a rate of 1%.

If the transfer of the ordinary shares is a transfer under which there is no change in the beneficial ownership (under Irish law) of the ordinary shares being transferred and the transfer is not in contemplation of sale of the ADSs, nominal stamp duty only will be payable on the transfer.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of a gift or for a consideration less than the market value, all parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in a liability to interest, penalties and fines.

UNDERWRITING

We intend to enter into an underwriting agreement with the underwriters named below. Punk, Ziegel & Company, L.P. is acting as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, each underwriter has agreed to purchase from us the number of ordinary shares set forth opposite each underwriter’s name below at the public offering price, less the underwriting discount, set forth on the cover page of this prospectus.

Underwriter	Number of Ordinary Shares
Punk, Ziegel & Company, L.P.
Goodbody Stockbrokers
Stanford Group Company

Total

The underwriters may elect to receive a portion of their allotment of shares, including shares purchased pursuant to the over-allotment option described below, in the form of ordinary shares or ADSs.

The underwriting agreement provides that the obligations of the underwriters to purchase the ADSs and ordinary shares offered hereby are conditional and may be terminated at its discretion based on its assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are committed to purchase all of the ADSs and ordinary shares being offered by us if any ADSs and ordinary shares are purchased.

The underwriters propose to offer the ADSs and ordinary shares to the public in the United States and internationally at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the ADSs and ordinary shares to securities dealers at the price to the public less a concession not in excess of $             per ADS or €             per ordinary share. Securities dealers may reallow a concession not in excess of $             per ADS or €             per ordinary share to other dealers. After the ADSs and ordinary shares are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of              additional shares in the form of ADSs or ordinary shares at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of ADSs and ordinary shares offered hereby.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total
	Per Ordinary Share	Per ADS	Without Over-Allotment	With Over-Allotment
Public Offering Price	€	$	$	$
Underwriting Discount
Proceeds to Us (before expenses)	€	$	$	$

We estimate that the total expenses of this offering, excluding the underwriting discount, will be approximately $            .

We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make in respect of any such liabilities.

Our executive officers and certain holders of our ordinary shares have agreed with the underwriters that, for a period of 180 days following the date of this prospectus, they will not offer, sell, assign, transfer, pledge, contract to sell or otherwise dispose of or hedge any ordinary shares or any securities convertible into or exchangeable for our ordinary shares. However, so long as the transferee agrees to be bound by the terms of the lock-up agreement, a director, executive officer or other holder may transfer his or her securities by gift or for estate planning purposes and in some other circumstances. Punk, Ziegel & Company may, in its sole discretion, release all or any portion of the ordinary shares from the restrictions in any such agreement at any time without prior notice. We have entered into a similar agreement with the underwriters. Currently, we are not aware of any agreements between the underwriters and any of our shareholders, option holders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period. In considering any request to release ordinary shares subject to a lock-up agreement, Punk, Ziegel & Company will consider the facts and circumstances relating to a request at the time of that request.

The underwriters have informed us that they will not confirm sales to accounts over which it exercises authority without prior written approval of the customer.

The underwriters may engage in over-allotment, stabilizing transactions, syndicate-covering transactions and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of ADSs available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising its over-allotment option or purchasing ADSs in the open market. Naked short sales are sales made in an amount in excess of the number of ADSs available under the over-allotment option. The underwriters must close out any naked short sale by purchasing ADSs in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate-covering transactions involve purchases of the ordinary shares in the open market after the distribution has been completed in order to cover syndicate short positions. In passive market making, market makers in the ADSs who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the ADSs until the time, if any, at which a stabilizing bid is made. These stabilizing transactions and syndicate-covering transactions may cause the price of the ADSs to be higher than it would otherwise be in the absence of these transactions. These transactions may be commenced and discontinued at any time without notice.

An electronic prospectus will be available on the website maintained by Punk, Ziegel & Company, at www.pzk.com. Other than the prospectus in electronic format, the information on this website is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

PRIOR TO THIS OFFERING, THERE HAS BEEN NO PUBLIC MARKET FOR THE ADSS OR OUR ORDINARY SHARES. CONSEQUENTLY, THE INITIAL PUBLIC OFFERING PRICE HAS BEEN DETERMINED BY NEGOTIATIONS BETWEEN US AND THE UNDERWRITERS. THE VARIOUS FACTORS CONSIDERED IN THESE NEGOTIATIONS INCLUDED PREVAILING MARKET CONDITIONS, THE MARKET CAPITALIZATIONS AND THE STATES OF DEVELOPMENT OF OTHER COMPANIES THAT WE AND THE UNDERWRITERS BELIEVED TO BE COMPARABLE TO US, ESTIMATES OF OUR BUSINESS POTENTIAL, OUR RESULTS OF OPERATIONS IN RECENT PERIODS, THE PRESENT STATE OF OUR DEVELOPMENT, AND OTHER FACTORS DEEMED RELEVANT.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

Irish exchange control regulations ceased to apply from and after December 31, 1992. Except as indicated below, there are no restrictions on non-residents of Ireland dealing in domestic securities, which includes shares or depositary receipts of Irish companies. Except as indicated below, dividends and redemption proceeds also continue to be freely transferable to non-resident holders of such securities.

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between Ireland and other countries and persons. Financial transfers are broadly defined, and include all transfers which would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs representing ordinary shares issued by an Irish incorporated company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish incorporated company would fall within this definition. At present, the Financial Transfers Act, 1992 prohibits financial transfers involving certain persons connected with the former regime in Iraq, certain persons indicted by the International Criminal Tribunal for the former Yugoslavia, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda, Liberia, Burma/Myanmar, Uzbekistan, Belarus, Sudan, Cote D’Ivoire and countries that harbor certain terrorist groups, without the prior permission of the Central Bank of Ireland.

Any transfer of, or payment in respect of, an ADS or an ordinary share involving the government of any country or any person which is currently the subject of United Nations sanctions, any person or body controlled by any of the foregoing, or by any person acting on behalf of the foregoing, may be subject to restrictions pursuant to such sanctions as implemented into Irish law. The following countries and persons are currently the subject of such sanctions: Somalia, Sudan, Uzbekistan, Democratic Republic of Congo, Liberia, Burma/Myanmar, Zimbabwe, the Taliban of Afghanistan, Osama bin Laden and Al-Qaeda. There are no restrictions under our articles of association, or under Irish Law that limit the right of nonresidents or foreign owners to hold or vote our ordinary shares or ADSs.

LEGAL MATTERS

The validity of the ADSs and ordinary shares offered hereby will be passed upon for us by Hutchison Law Group PLLC, Raleigh, North Carolina. Hutchison Law Group may rely upon BCM Hanby Wallace, Dublin, Ireland, with respect to certain matters governed by Irish law. Certain legal matters relating to the offering will be passed upon for the underwriters by Greenberg Traurig, LLP, New York, New York.

EXPERTS

The consolidated financial statements of Merrion Pharmaceuticals Limited as of March 31, 2006, 2005 and 2004, and for each of the years ended March 31, 2006 and March 31, 2005 and the periods from inception on December 12, 2003 to March 31, 2004 and to March 31, 2006, have been included in this prospectus in reliance upon the report of KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table indicates the expenses to be incurred in connection with the offering described in this Registration Statement, other than the underwriting discount, all of which will be paid by the Registrant. All amounts are estimated except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee.

Amount
Securities and Exchange Commission registration fee	$	*
National Association of Securities Dealers Inc. fee		*
Nasdaq Global Market listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Depositary expense		*
Printing and engraving expenses		*
Miscellaneous		*

Total Expenses	$	*

*	To be filed by amendment.

ENFORCEABILITY OF CIVIL LIABILITIES PROVISIONS OF FEDERAL SECURITIES LAWS AGAINST FOREIGN PERSONS; SHAREHOLDERS RIGHTS UNDER IRISH LAW

Some of our directors and officers and some of the experts named in this prospectus reside outside of the United States and all or a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for investors to serve process in the United States upon such persons or to enforce against them judgments of United States courts or to enforce in United States courts judgments obtained against such persons in courts in jurisdictions outside the United States in each case based upon civil liabilities under the United States Federal securities laws. In addition, it may be difficult for investors to enforce in original actions brought in courts in jurisdictions outside the United States, liabilities predicated upon the United States securities laws. BCM Hanby Wallace Solicitors, our Irish counsel, advises that there may be an issue as to the enforceability against those persons in Ireland, whether in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the United States federal securities laws. To enforce a judgment in Ireland given by a United States court or State court in the State of New York or County of New York, it would be necessary to obtain an order of the Irish Court. Such order would be granted upon proper proof of such judgment, that such judgment was final and conclusive, was for a definite sum of money, the procedural rules of the court giving the United States judgment have been observed, and that such United States or State court had jurisdiction, and the merits of the case would not be considered unless it were contended that the judgment of the United States or State court had been obtained by fraud or was contrary to natural justice as understood in Irish law or was repugnant to public policy of Irish law.

Directors may be held liable for breaches of their fiduciary duties, and may be required to account to us for benefits which they have received as a result of their positions as directors. Directors may also be liable to us for negligence. Officers may also be liable for breach of duty and negligence, and may be held liable to us under various provisions of Irish company law.

Shareholder Rights Under Irish Law

Under Irish law, shareholders are entitled to inspect the register of shareholders, registers relating to interests of directors and certain other registers relating to debentures granted by the Company. Shareholders are also entitled to receive a copy of our annual reports, and will be provided with our memorandum of association and articles of association documents on request. Shareholders are entitled to attend, and review minutes of, shareholder meetings, but are not entitled to review board or other corporate minutes.

Under Irish law and our articles of association, shareholders are permitted to approve corporate matters by unanimous written consent. As is normal for Irish public companies, we do not have such enabling provisions in our articles of association.

Under Irish law, shareholders holding 10% or more of our issued and paid up voting shares may call a shareholder meeting.

Irish law does not contain any absolute prohibitions on the issuance of preferred stock or the adoption of poison pill devices or other measures that could prevent or delay a takeover. However, the ability of Irish companies to take any such defensive measures are constrained by the fiduciary duty of directors to act in the best interests of the company and its shareholders. Further, Irish takeover regulations provisions prohibit a company from taking any frustrating action where an offer has been made for the shares of the company.

In general, Irish law recognizes the company as the proper plaintiff in cases involving the company and precludes shareholders from instituting actions on behalf of the company. In certain circumstances, Irish law permits shareholders to sue the company where it is alleged that the affairs of the company are being conducted in a manner oppressive to its shareholders.

All matters relating to the management and control of an Irish company are generally delegated to its board of directors under the company’s articles of association, except for those actions which require a vote of the shareholders. Our articles of association contain standard provisions delegating management and control to its board of directors. In certain situations, specific authority is delegated to officers, auditors and examiners.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ADSs and ordinary shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the ADSs and ordinary shares offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

We will furnish holders of ADSs and ordinary shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with GAAP and those reports will include a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section for the relevant periods. As a “foreign private issuer,” we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, but will be required to furnish those proxy statements to shareholders under Nasdaq Global Market rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a “foreign private issuer,” we will be exempt from the rules under the Exchange Act relating to short-swing profit reporting and liability.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Merrion Pharmaceuticals Limited:

We have audited the accompanying consolidated balance sheets of Merrion Pharmaceuticals Limited and subsidiaries (a development stage company) as of March 31, 2006, 2005 and 2004, and the related consolidated statements of operations, shareholders’ deficit and comprehensive loss and cash flows for the years ended March 31, 2006 and 2005, and the periods from inception on December 12, 2003 to March 31, 2004 and to March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Merrion Pharmaceuticals Limited and subsidiaries (a development stage company) as of March 31, 2006, 2005 and 2004 and the consolidated results of their operations and their cash flows for the years ended March 31, 2006 and 2005, and the periods from inception on December 12, 2003 to March 31, 2004 and to March 31, 2006, in conformity with accounting principles generally accepted in the United States.

/s/ KPMG

Dublin, Ireland

March 30, 2007

Merrion Pharmaceuticals Limited

(A development stage company)

CONSOLIDATED BALANCE SHEETS

	March 31, 2004	March 31, 2005	March 31, 2006	September 30, 2006
				Unaudited
ASSETS
Current Assets:
Cash and cash equivalents	$64,217	$212,827	$190,356	$3,179,245
Accounts receivable	—	—	—	99,272
Other receivables	13,646	29,265	78,940	3,649
Deferred finance costs	—	—	63,163	167,866
Prepayments	30,555	16,729	63,363	608,956
Accrued income	—	—	47,446	60,559

Total current assets	108,418	258,821	443,268	4,119,547
Other Assets:
Property, plant and equipment, at cost, net (Note 4)	—	138,431	212,140	386,706
Deferred finance costs	—	—	—	280,051

Total Assets	$108,418	$397,252	$655,408	$4,786,304

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current Liabilities:
Accounts payable	$706,496	$149,290	$777,724	$459,272
Other liabilities (Note 5)	10,873	191,200	448,634	1,041,213
Interest bearing loans and borrowings (Note 6)	—	—	1,409,467	616,287
Income taxes payable	—	1,211	—	1,638
Liability classified stock awards (Note 9)	—	7,389	13,140	14,421

Total current liabilities	717,369	349,090	2,648,965	2,132,831
Other Liabilities:
Interest bearing loans and borrowings (Note 6)	2,625,480	—	973,452	7,803,438
Derivative instruments (Note 6 and 7)	—	61,775	106,233	1,420,100

Total liabilities	3,342,849	410,865	3,728,650	11,356,369
Commitments and contingencies	—	—	—	—
Convertible preference shares, 750,000 redeemable convertible preference shares, $1 par value per share at March 31, 2005 and 2006, €1 par value per share at September 30, 2006. Redemption value $912,040 and accrued dividends $52,639 at September 30, 2006.	—	915,227	876,174	958,157
Shareholders’ deficit:
Ordinary shares par value $0.0000001 per share; 30,000,000 shares authorized, 15,047,800 shares issued and outstanding, (1,620,884 shares issuable) at March 31, 2006, 15,047,800 shares issued and outstanding, (1,340,152 shares issuable) at March 31, 2005 and 10,000,000 shares issued and outstanding, (526,316 issuable) at March 31, 2004 (Note 10)	1	4	4	—
Ordinary shares par value €0.01 per share; 30,000,000 shares authorized, 16,630,005 shares issued and outstanding, (309,272 issuable) at September 30, 2006	—	—	—	180,693
Additional paid in capital	—	5,273,084	5,356,193	5,193,923
Accumulated other comprehensive income/(loss)	37,331	(359,448)	(152,573)	(501,110)
Deficit accumulated during the development stage	(3,271,763)	(5,842,480)	(9,153,040)	(12,401,728)

Total Shareholders’ Deficit	(3,234,431)	(928,840)	(3,949,416)	(7,528,222)

Total Liabilities and Shareholders’ Deficit	$108,418	$397,252	$655,408	$4,786,304

The accompanying notes are an integral part of these consolidated financial statements.

Merrion Pharmaceuticals Limited

(A development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from inception (December 12, 2003) to March 31, 2004	Year ended March 31,		Period from inception (December 12, 2003) to March 31, 2006	Six month period ended September 30,		Period from inception (December 12, 2003) to September 30, 2006
		2005	2006		2005	2006
					(Unaudited)		(Unaudited)
Revenue:
Gross revenue	$—	$—	$140,467	$140,467	$—	$59,855	$200,322
Costs and expenses:
Direct costs	—	—	(68,759)	(68,759)	—	(9,319)	(78,078)
Selling, general and administrative	(785,070)	(1,986,261)	(1,029,170)	(3,800,501)	(443,144)	(727,316)	(4,527,817)
Depreciation and amortization	—	(27,433)	(50,834)	(78,267)	(21,744)	(31,882)	(110,149)
Research and development	(16,913)	(481,068)	(2,058,851)	(2,556,832)	(996,240)	(1,601,626)	(4,158,458)
In process research and development (Note 3)	(2,469,780)	(70,831)	(22,325)	(2,562,936)	—	—	(2,562,936)

Total costs and expenses	(3,271,763)	(2,565,593)	(3,229,939)	(9,067,295)	(1,461,128)	(2,370,143)	(11,437,438)

Loss from operations	(3,271,763)	(2,565,593)	(3,089,472)	(8,926,828)	(1,461,128)	(2,310,288)	(11,237,116)
Interest income	—	2,683	165	2,848	159	—	2,848
Interest expense (Note 11)	—	(700)	(171,495)	(172,195)	(14,702)	(740,360)	(912,555)
Fair value adjustments on derivative instruments	—	(7,777)	(49,797)	(57,574)	(21,566)	(198,040)	(255,614)

Loss before provision for income taxes	(3,271,763)	(2,571,387)	(3,310,599)	(9,153,749)	(1,497,237)	(3,248,688)	(12,402,437)
Provision for income taxes (Note 12)	—	670	39	709	(1,604)	—	709

Net loss	$(3,271,763)	$(2,570,717)	$(3,310,560)	$(9,153,040)	$(1,498,841)	$(3,248,688)	$(12,401,728)

Basic and diluted net loss per ordinary share (Note 2)	$(0.32)	$(0.19)	$(0.20)	$(0.62)	$(0.09)	$(0.19)	$(0.83)

Weighted average number of ordinary shares used to compute basic and diluted net loss per ordinary share (Note 2)	10,210,526	13,581,982	16,469,480	14,837,267	16,387,952	16,930,404	14,880,900

The accompanying notes are an integral part of these consolidated financial statements.

Merrion Pharmaceuticals Limited

(A development stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS

	Ordinary shares		Additional paid-in capital	Ordinary shares issuable		Accumulated other comprehensive income/(loss)	Deficit accumulated during the development stage	Total
	Shares	Amount		Shares	Amount
Date of incorporation
December 12, 2003:	—	$—	$—	—	$—	$—	$—	$—
Shares issued on incorporation	10,000,000	1	—	—	—	—	—	1
Comprehensive Income/(loss):
Net loss	—	—	—	—	—	—	(3,271,763)	(3,271,763)
Currency translation adjustment	—	—	—	—	—	37,331	—	37,331

Total comprehensive loss								(3,234,432)
Shares to be issued	—	—	—	526,316	—	—	—	—

Balance at March 31, 2004	10,000,000	$1	$—	526,316	$—	$37,331	$(3,271,763)	$(3,234,431)

Comprehensive Loss:
Net loss	—	—	—	—	—	—	(2,570,717)	(2,570,717)
Currency translation adjustment	—	—	—	—	—	(396,779)	—	(396,779)

Total comprehensive loss								(2,967,496)
Shares issued on conversion of loan notes	2,552,000	1	3,581,126	—	—	—	—	3,581,127
Restricted shares issued to employees at par value	1,445,800	1	—	—	—	—	—	1
Funds raised from existing shareholders	1,050,000	1	1,637,273	—	—	—	—	1,637,274
Shares to be issued	—	—	70,831	813,836	—	—	—	70,831
Share issuance costs	—	—	(56,604)	—	—	—	—	(56,604)
Preference dividend accrued	—	—	(9,909)	—	—	—	—	(9,909)
Stock compensation expense (net of nil tax)	—	—	50,367	—	—	—	—	50,367

Balance at March 31, 2005	15,047,800	$4	$5,273,084	1,340,152	$—	$(359,448)	$(5,842,480)	$(928,840)

Comprehensive Income/(loss):
Net loss	—	—	—	—	—	—	(3,310,560)	(3,310,560)
Currency translation adjustment	—	—	—	—	—	206,875	—	206,875

Total comprehensive loss								(3,103,685)
Shares to be issued	—	—	22,325	280,732	—	—	—	22,325
Preference dividend accrued	—	—	(34,066)	—	—	—	—	(34,066)
Stock compensation expense (net of nil tax)	—	—	94,850	—	—	—	—	94,850

Balance at March 31, 2006	15,047,800	$4	$5,356,193	1,620,884	$—	$(152,573)	$(9,153,040)	$(3,949,416)

Merrion Pharmaceuticals Limited

(A development stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIT AND COMPREHENSIVE LOSS

	Ordinary shares		Additional paid-in capital	Ordinary shares issuable		Accumulated other comprehensive income/(loss)	Deficit accumulated during the development stage	Total
	Shares	Amount		Shares	Amount
Unaudited
Effect of group reorganisation
Cancelation of Merrion Pharmaceuticals Inc. shares	(15,047,800)	$(4)	$(5,356,193)	(1,620,884)	$—	$—	$—	$(5,356,197)
Shares issued to former Merrion Pharmaceuticals Inc. shareholders	15,047,800	177,519	5,178,678	1,620,884	—	—	—	5,356,197

As adjusted	15,047,800	177,519	5,178,678	1,620,884	—	(152,573)	(9,153,040)	(3,949,416)
Comprehensive loss
Net loss	—	—	—	—	—	—	(3,248,688)	(3,248,688)
Currency translation adjustment	—	—	—	—	—	(348,537)	—	(348,537)

Total comprehensive loss								(3,597,225)
Shares issued in Merrion Pharmaceuticals Limited on date of incorporation	2	—	—	—	—	—	—	—
Restricted shares issued to employees at par value	685,402	3,174	—	(414,811)	—	—	—	3,174
Shares issued to third party pharmaceutical company	896,801	—		(896,801)	—	—	—	—
Preference dividend accrued	—	—	(19,014)	—	—	—	—	(19,014)
Stock compensation expense (net of nil tax)	—	—	34,259	—	—	—	—	34,259

Balance at September 30, 2006	16,630,005	$180,693	$5,193,923	309,272	$—	$(501,110)	$(12,401,728)	$(7,528,222)

The accompanying notes are an integral part of these consolidated financial statements.

Merrion Pharmaceuticals Limited

(A development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from inception (December 12, 2003) to March 31, 2004	Year ended March 31,		Period from inception (December 12, 2003) to March 31, 2006	Six month period ended September 30,		Period from inception (December 12, 2003) to September 30, 2006
		2005	2006		2005	2006
					Unaudited	Unaudited	Unaudited
Cash flows from operating activities:
Net loss	$(3,271,763)	$(2,570,717)	$(3,310,560)	$(9,153,040)	$(1,498,841)	$(3,248,688)	$(12,401,728)
Adjustments to reconcile net loss to net cash used in operating activities:
Finance costs amortized and interest accrued	—	700	75,824	76,524	980	712,953	789,477
Depreciation and amortization	—	27,433	50,834	78,267	13,717	31,882	110,149
Stock compensation expense	—	57,756	100,477	158,233	17,216	35,540	193,776
Fair value adjustments on derivative instruments	—	7,777	49,797	57,574	21,566	198,040	255,614
Non-cash consideration for in process research and development	—	70,831	22,325	93,156	—	—	93,156
Changes in assets and liabilities:
Increase in accounts receivables	—	—	—	—	—	(99,272)	(99,272)
(Increase)/decrease in other receivables	(13,646)	(15,619)	(49,675)	(78,940)	66,866	75,291	(3,649)
(Increase)/decrease in prepayments and accrued income	(30,555)	13,826	(94,080)	(110,809)	(8,960)	(558,706)	(669,515)
Increase/(decrease) in other liabilities	10,873	180,327	257,434	448,634	(180,327)	592,579	1,041,213
Income taxes payable	—	1,211	(1,211)	—	(1,211)	1,638	1,638
Increase/(decrease) in accounts payable	706,496	(557,206)	628,434	777,724	(648,432)	(318,452)	459,272

Net cash used in operating activities	(2,598,595)	(2,783,681)	(2,270,401)	(7,652,677)	(2,217,426)	(2,577,195)	(10,229,872)

Cash flows from investing activities:
Purchase of property, plant and equipment	—	(66,947)	(140,086)	(207,033)	(58,242)	(304,812)	(511,845)

Net cash used in investing activities	—	(66,947)	(140,086)	(207,033)	(58,242)	(304,812)	(511,845)

Cash flows from financing activities:
Receipt of interest bearing loans and borrowings	2,625,480	725,400	2,257,611	5,608,491	1,763,187	7,078,200	12,686,691
Repayment of interest bearing loans and borrowings	—	—	—	—	—	(1,291,750)	(1,291,750)
Deferred financing costs	—	(9,975)	(123,000)	(132,975)	—	(495,185)	(628,160)
Proceeds from the issuance of share capital	—	1,637,273	—	1,637,273	—	3,174	1,640,447
Proceeds from the issuance of convertible preference shares	—	968,475	—	968,475	—	—	968,475
Share issuance costs	—	(56,604)	—	(56,604)	—	—	(56,604)

Net cash provided by financing activities	2,625,480	3,264,569	2,134,611	8,024,660	1,763,187	5,294,439	13,319,099
Effect of exchange rate movements on cash	37,332	(265,331)	253,405	25,406	321,890	576,457	601,863

Net (decrease)/increase in cash and cash equivalents	64,217	148,610	(22,471)	190,356	(190,591)	2,988,889	3,179,245
Cash and cash equivalents at beginning of year/period	—	64,217	212,827	—	212,827	190,356	—

Cash and cash equivalents at end of year/period	$64,217	$212,827	$190,356	$190,356	$22,236	$3,179,245	$3,179,245

The accompanying notes are an integral part of these consolidated financial statements.

Merrion Pharmaceuticals Limited

(A development stage company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Merrion Pharmaceuticals Limited (the “Company”) and its subsidiaries (collectively the “Group”) is a speciality pharmaceutical company engaged in the development of improved oral dosage forms of drugs that are poorly absorbed. The Company and its subsidiaries are considered a development stage company as they are devoting substantially all of their efforts in establishing a new business and although planned operations have commenced, they have not yet generated significant revenues.

Group reorganization

Merrion Pharmaceuticals Limited was incorporated on March 1, 2006. On April 10, 2006, Merrion Pharmaceuticals Limited became the new holding company of Merrion Pharmaceuticals Inc. and its subsidiaries. The introduction of a new holding company was effected by Merrion Pharmaceuticals Limited entering into an agreement with the shareholders of Merrion Pharmaceuticals Inc. to transfer the entire issued share capital of Merrion Pharmaceuticals Inc to Merrion Pharmaceuticals Limited. 15,047,800 ordinary shares and 750,000 convertible preference shares were issued by the Company in consideration for the entire share capital of Merrion Pharmaceuticals Inc.

The carrying amounts of the assets and liabilities of Merrion Pharmaceuticals Inc. were recorded by the Company at their respective historical cost amounts in accordance with the provisions of Emerging Issues Task Force (“EITF”) 90-5, Exchanges of Ownership Interests Between Entities Under Common Control, as the shareholder groups of both entities meet the definition of common control groups as established in EITF 02-5, Definition of Common Control. The financial statements have therefore been prepared under merger accounting principles because Merrion Pharmaceuticals Limited and Merrion Pharmaceuticals Inc. are under common control, the transactions involved share for share exchanges and there was no cash consideration involved.

The consolidated financial statements were prepared as if the Company had been in existence throughout the reported periods, notwithstanding that the Company was incorporated on March 1, 2006, on the basis that the Group will be continuing to trade as before.

2. Significant Accounting Policies

The accounting policies noted below were applied in the preparation of the accompanying consolidated financial statements of the Company and are in conformity with accounting principles generally accepted in the United States.

(a) Unaudited Interim Financial Statements

The interim financial statements of the Group for the six month periods ended September 30, 2006 and 2005 included herein have been prepared by the Group, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Group as of September 30, 2006 and the results of its operations and its cash flows for the six month periods ended September 30, 2006 and 2005. The interim results of operations for the six month periods ended September 30, 2006 and 2005, respectively, are not necessarily indicative of the results that may be achieved for the full year.

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany profits, transactions and account balances have been eliminated in consolidation.

(c) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

(d) Revenue recognition

The Company currently earns revenue by performing studies for third party pharmaceutical companies. Revenue is recognized on a fee-for-service basis as the related service is performed. The difference between the amount of revenue recognized and the amount billed on a particular contract is included in the balance sheet as accrued income. Normally amounts become billable upon the achievement of certain specified conditions, in accordance with pre-agreed payment schedules included in the contract or on submission of appropriate billing detail. Such cash payments are not representative of revenue earned on the contract as revenues are recognized over the period in which the specified contracted obligations are fulfilled. Amounts included in accrued income are expected to be collected within one year and are included within current assets. Advanced billings to customers for which revenue has not been recognized, are recognized as deferred income within current liabilities.

(e) Direct costs

Direct costs consist of compensation and associated employee benefits for project-related employees and other direct project-related costs.

(f) Foreign currencies and translation of subsidiaries

The Company’s financial statements are presented in United States Dollars. The functional currency of the Company is the Euro. Transactions in currencies other than Euro are recorded at the rate ruling at the date of the transactions. Monetary assets and liabilities denominated in currencies other than Euro are translated into Euro at exchange rates prevailing at the balance sheet date. Adjustments resulting from these transactions are charged or credited to income. For the period ended March 31, 2004 and the years ended March 31, 2005 and 2006 amounts charged to income amounted to $Nil, $23,131 and $32,838 respectively.

The financial statements of companies with functional currencies other than the United States dollar are translated at period end rates for the balance sheet and average rates for the period for the Consolidated Statement of Operations. Translation gains and losses arising are reported as a movement in accumulated other comprehensive income.

(g) Disclosure about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument.

Cash, cash equivalents, accounts receivable, other receivables, accounts payable, accrued liabilities and taxes payable have carrying amounts that approximate fair value due to the short term maturities of these instruments. Long term loans and borrowings are carried at amortized cost. Embedded derivatives are marked to market each period. The fair value of interest bearing loans and borrowings approximated carrying value at March 31, 2006 and at September 30, 2006.

(h) Leased assets

Costs in respect of operating leases are charged to the Consolidated Statement of Operations on a straight line basis over the lease term.

(i) Research and development

Internal research and development costs are expensed as incurred in accordance with Statement of Financial Accounting Standards (“SFAS”) No 2, Accounting for Research and Development Costs. Research and development costs are comprised of costs incurred in performing research and development activities, including salaries, benefits, facilities, research related overhead, clinical trial costs, contracted services, and other external costs. Acquired in process research and development is expensed on acquisition and relates to specific projects acquired that will be continued but for which (a) technical feasibility had not been established at the acquisition date and (b) they were deemed to have no alternative future use without further development.

(j) Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments with initial maturities of three months or less and are stated at cost, which approximates market value.

(k) Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation of property, plant and equipment is computed using the straight line method based on the estimated useful lives of the assets as listed below:

Years
Fixtures, fittings and equipment	3 – 10
Laboratory equipment	5

(l) Income taxes

The Company applies SFAS No. 109, Accounting for Income Taxes, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(m) Net loss per ordinary share

Basic loss per ordinary share is computed by dividing the net loss for the period available to ordinary shareholders by the sum of the weighted average number of ordinary shares outstanding during the period. Diluted loss per ordinary share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding and, when dilutive, adjusted for the effect of all potentially dilutive ordinary shares, including stock options and shares eligible to be issued on an as if-converted basis.

There is no difference in net loss used for basic and diluted net loss per ordinary share or in the weighted average number of shares used for basic and diluted net loss per ordinary share. Any potentially dilutive shares in the periods disclosed would be anti-dilutive due to losses incurred by the Company. If the Company had not incurred losses the following number of shares would have a dilutive effect: Nil, 46,218, 1,370,634, 68,502 and 1,100,044 in the period ended March 31, 2004, the years ended March 31, 2005 and 2006 and the six month periods ended September 30, 2005 and 2006.

(n) Stock-based compensation

Prior to April 1, 2006 the Company applied the fair value method of accounting for stock-based compensation as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, to all stock options issued to employees.

The Company accounts for stock options issued to non-employees in accordance with the provision of SFAS No. 123 and EITF No. 96 – 18, Accounting for Equity Instruments that are Issued to other than Employees, or in conjunction with Selling Goods and Services, which requires valuing the stock options using an option pricing model and re-measuring such stock options to the current fair value until the performance date has been reached.

Unaudited information—six months to September 30, 2006

Effective April 1, 2006 the Company adopted SFAS No. 123 (revised 2004), Share Based Payments. SFAS No. 123 R requires that all share based payments to employees, including stock options granted, be recognized in the financial statements based on their grant date fair values. The Company adopted SFAS No. 123 R with effect from April 1, 2006, with the Black-Scholes model being used to calculate the fair value of options granted and using the modified-prospective transition method. Under that transition method, compensation cost recognized in the six-month period ended September 30, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of April 1, 2006, based on grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share based payments granted subsequent to April 1, 2006, based on grant date fair values estimated in accordance with the provisions of SFAS No. 123 R. Results for prior periods have not been adjusted.

(o) Impairment of long lived assets

Long lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

(p) Interest bearing borrowings

Interest bearing borrowings are recognized initially at fair value. Subsequent to initial recognition, interest bearing borrowings are stated at amortized cost with any difference between cost and redemption value being recognized in the Consolidated Statement of Operations over the period of the borrowings on an effective interest rate basis.

(q) Deferred financing costs

Cost of issuing debt instruments are deferred, recorded as an asset on the Consolidated Balance Sheet and recognized in the Consolidated Statement of Operations over the life of the instrument using the effective interest rate method.

(r) Derivative financial instruments

The Company has issued convertible redeemable preference shares to an Irish Government agency that promotes indigenous companies. The preference shares give the agency the right, at any time after five years, to redeem the shares for cash. The redemption amount is equal to the original issue price of $968,475 (€750,000) plus any unpaid cumulative preferential dividends at a stated coupon rate. There are three mutually exclusive ways in which the preference shares can be settled as described in Note 7 to these financial statements. Settlement through an External Fundraising qualifies as an embedded derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, the proceeds received from the issuance of the preference shares were allocated between the embedded derivative and the preference shares. The embedded derivative is then marked to market throughout the period to redemption with changes in value recorded in the Consolidated Statement of Operations.

Unaudited information—six months to September 30, 2006

As explained in Note 6 to these financial statements, the Company issued $7,078,200 (€6,000,000) 10% Convertible Loan Stock in the six month period to September 30, 2006. The loan stock is convertible to ordinary shares based on the occurrence of any one of a number of events. These combined conversion features together qualify as an embedded derivative under SFAS No. 133. Accordingly, the proceeds received from the issuance of the convertible loan stock were allocated between the embedded derivative and the convertible loan stock. The embedded derivative is then marked to market throughout the period to conversion with changes in value recorded in the Consolidated Statement of Operations.

(s) Recent accounting pronouncements

In December 2004, SFAS No. 123 R, which is a revision of SFAS No. 123, was issued. SFAS No. 123 R supersedes Accounting Principles Board (“APB”) Opinion No. 25 and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123 R is similar to the approach described in SFAS No. 123. However, SFAS No. 123 R requires all share-based payments to employees or directors, including grants of employee and director stock options, to be recognized as an expense in the Consolidated Statement of Operations based on their fair values. Pro forma disclosure is no longer an alternative. The Company adopted SFAS No. 123 R using the modified prospective method of transition on April 1, 2006. The adoption of the fair value method under SFAS No. 123 R did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In May 2005, SFAS No. 154, Accounting Changes and Error Correction, was issued. SFAS No. 154 is a replacement of APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. The statement applies to all voluntary changes in accounting principles, and changes the accounting for, and reporting of, a change in accounting principle. SFAS No. 154 requires retrospective application to prior period financial statements of a voluntary change in accounting principle unless it is impracticable to do so. APB Opinion No. 20 previously required that most voluntary changes in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing of the new accounting principle. SFAS No. 154 carries forward many provisions of APB Opinion No. 20 without change, including the provisions related to the reporting of a change in accounting estimate, a change in the reporting entity, and the correction of an error. SFAS No. 154 does not change the provisions of any existing account pronouncements, including those that are in a transition phase at the effective date of the statement. The Company adopted the provisions of SFAS No. 154 on April 1, 2006, and the adoption of the new standard did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows.

In February 2006, SFAS No. 155, Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140, was issued, which amends SFAS No. 133 and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 155 provides a fair value measurement option for certain hybrid financial instruments containing an embedded derivative that would otherwise require bifurcation. The requirements are effective for the Company beginning in the first quarter of fiscal 2007. The adoption of SFAS No. 155 is not expected to have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

In June 2006, FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FAS 109 (“FIN 48”), was issued. This interpretation clarifies the accounting for uncertainty in income taxes recognized in a company’s financial statements in accordance with SFAS No. 109. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken in a tax return. It also provides guidance on de-recognition classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after

December 15, 2006. Earlier application is encouraged if a company has not yet issued financial statements, including interim financial statements, in the period FIN 48 is adopted. The Company does not expect the adoption of FIN 48 to have a material impact on its consolidated financial position, results of operations or cash flows.

In September 2006, SFAS No. 157, Fair Value Measurements, was issued. The standard defines fair value, provides a framework for measuring fair value, and expands the disclosures required for fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require fair value measurements; it does not require any new fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company beginning in the first quarter of fiscal 2009. Although the Company will continue to evaluate the application of SFAS No. 157, management does not currently believe adoption will have a material impact on the Company’s results of operations or financial position, results of operations or cash flows.

In September 2006, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB No. 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in current year financial statements for purposes of determining whether the current year’s financial statements are materially misstated. SAB No. 108 is effective for fiscal years ending after November 15, 2006. Although the Company will continue to evaluate the application of SAB No. 108, management does not currently believe adoption will have a material impact on the Company’s financial position, results of operations or cash flows.

In February 2007, SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, was issued. SFAS No. 159 is effective as of the beginning of the fiscal years beginning after November 15, 2007. SFAS No. 159 provides companies with the option to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The Company is currently evaluating the provisions of SFAS No. 159; however, the adoption of SFAS No. 159 is not expected to have a material impact on the financial position or results of operations of the Company.

3. In Process Research and Development

On February 16, 2004, the Company acquired four platform drug delivery technologies and certain equipment used solely in the research and development of those technologies from a third party pharmaceutical company. Part of one of the drug delivery platforms has been licensed from the pharmaceutical company as opposed to acquired. This is an exclusive worldwide license which lasts for the longer of 15 years from the completion of the contract or the term of the patent. The purchase consideration consisted of $2,469,780 in cash, together with a right entitling the vendor to 5% of the issued and outstanding ordinary shares of the Company. The purchase contract prevents the vendor’s percentage holding falling below 5% of the fully diluted issued and outstanding ordinary shares of the Company until such time as the Company has raised $8,000,000 in aggregate funds. In addition, the Company has an obligation to pay the vendor royalties of 10% less applicable costs in connection with revenue attributable to the patents purchased or licensed under the agreement. These payments will be made until the later of (a) the expiration of the relevant patent or (b) 15 years from the completion of the purchase contract. This transaction was an asset purchase and as a result has been recorded at cost. In the event the Company disposes of any of the assets acquired in the period to December 31, 2010, the Company is required to pay a relevant percentage of the net proceeds of disposal received to the third party pharmaceutical company. The percentage is on a reducing basis with 50% of the net proceeds being payable in 2003 to 5% of the net proceeds being payable in 2010. The Company had not disposed of any of the acquired equipment or drug delivery technologies at September 30, 2006

Technological feasibility of the acquired drug delivery technologies was not established at the acquired date. There was no alternative future use and these technologies were not considered complete. Accordingly, cost of the assets was immediately expensed in the Consolidated Statement of Operations on the date acquired in accordance with FASB Interpretation No. 4, Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.

The fair value of ordinary shares to be issued is accounted for as additional consideration and expensed as in-process research and development when it is due. Shares due to be issued as a result of the agreement included 526,316 shares at acquisition date (5% of the then outstanding shares of the Company), an additional 293,082 and 82,568 shares in the years ending March 31, 2005 and 2006, respectively. During the years ended March 31, 2004, 2005 and 2006, the Company recorded the value of the additional shares due of $Nil, $70,831 and $22,325 as in-process research and development expense. The value recorded as additional consideration was determined by reference to the enterprise value of the Company at each point in time. Such amounts have been included as ordinary shares issuable in the Consolidated Statement of Shareholders’ Deficit and Comprehensive Loss. On July 20, 2006, 896,801 ordinary shares were issued to the vendor.

4. Property, Plant and Equipment, Net

	March 31, 2004	March 31, 2005	March 31, 2006	September 30, 2006
				(unaudited)
Cost:
Fixtures, fittings and equipment	$—	$71,504	$75,806	$93,214
Laboratory equipment	—	96,228	211,897	406,589

	—	167,732	287,703	499,803
Less accumulated depreciation	—	(29,301)	(75,563)	(113,097)

Property, plant and equipment, net	$—	$138,431	$212,140	$386,706

5. Other Liabilities

	March 31, 2004	March 31, 2005	March 31, 2006	September 30, 2006
				(unaudited)
Accrued liabilities	$10,873	$168,387	$417,326	$651,770
Deferred income	—	—	—	355,784
Accrued social welfare costs	—	22,813	31,308	33,659

	$10,873	$191,200	$448,634	$1,041,213

6. Interest Bearing Loans and Borrowings

	March 31, 2004	March 31, 2005	March 31, 2006	September 30, 2006
				(unaudited)
Non-current liabilities:
Shareholder loans (a)	$2,625,480	$—	$973,452	$746,189
10% convertible loan stock (c)	—	—	—	6,487,888
Interest on 10% convertible loan stock (c)	—	—	—	569,361

	$2,625,480	$—	$973,452	$7,803,438

Current liabilities:
Shareholder loan (a)	$—	$—	$139,064	$447,713
Interest on shareholder loan (a)	—	—	90,703	168,574
Bank loan (b)	—	—	1,179,700	—

	$—	$—	$1,409,467	$616,287

(a) Shareholder loans

During the period ended March 31, 2004, the Company issued $2,625,480 in convertible loan notes to one of the Group shareholders, European Bioscience Fund 1 Limited. On November 23, 2004, this loan note and a further loan note of $725,400 issued in the year ended March 31, 2005 were converted into 2,552,000 ordinary shares for total proceeds of $3,581,127.

During the year ended March 31, 2006, the Company entered into a loan agreement for $1,229,000 (€1,000,000) with European Bioscience Fund 1 Limited, under which $1,112,516 was drawn down at March 31, 2006. The loan bears interest at a fixed rate of 12% per annum. The loan including interest is to be repaid over 24 monthly equal installments commencing January 1, 2007. The loan facility is secured by a fixed and floating charge over the Group’s equipment.

(b) Bank loan

During the year ended March 31, 2006, the Group obtained a bank loan of $1,229,000 (€1,000,000), repayable on or before December 31, 2006. The loan bears interest at a floating rate of Euribor plus 0.5%. The interest rate was 3.625% at March 31, 2006. The interest payable was fully paid at March 31, 2006.

As outlined in Note 16 to these financial statements, the loan was guaranteed by a Company shareholder. In return for guaranteeing the loan the shareholder was granted a first fixed and floating charge over all of the assets of the Company together with an option to acquire a 5% interest in the ordinary shares of the Company. Further information on this option is disclosed in Note 9 to these financial statements.

An arrangement fee of $123,000 was charged by a company connected with the shareholder in return for the arrangement of the guarantee. The fee is being expensed to the Consolidated Statement of Operations over the life of the loan. $67,980 was expensed in the year ended March 31, 2006. The remaining $55,020 was included within current assets as a deferred finance cost at March 31, 2006.

Unaudited information—six months to September 30, 2006

On June 26, 2006, the loan was repaid in full at $1,291,750 and deferred financing costs of $55,020 were expensed.

(c) 10% convertible loan stock

On April 13, 2006, $7,078,200 (€6,000,000) in 10% Convertible Secured Loan Stock (Loan Stock) was issued by the Company. Fees and expenses of $531,000 were incurred in connection with this transaction. $82,083 of these fees and expenses have been expensed to the Consolidated Statement of Operations in the six month period to September 30, 2006 and the remaining cost to be amortized on a straight line basis over the life of the loan is included in deferred finance costs in the Consolidated Balance Sheet. The Loan Stock is secured by the assets of the Company and its subsidiaries. The principal repayment arrangements are as follows:

a. The Loan Stock has a maximum term of three years.

b. Interest accrues at 10% per annum on a compounding basis.

c. All principal and interest is repaid by way of a single payment on March 31, 2009

There are a number of conversion features that may apply where third party equity fundraising via Initial Public Offering (IPO) or non-IPO equity fundraising is successfully undertaken prior to March 31, 2009. In the case of an IPO, conversion to shares will be automatic; in the case of non-IPO funding occurring, the holders of the Loan Stock can convert all or a portion of their loan stock to ordinary shares at their option. Of relevance to understanding these possibilities are the following two definitions:

“Target Conversion Date” is defined as March 30, 2007.

“Conversion Price” is defined as 80% of the IPO or non-IPO market share price or 75% of the IPO or non-IPO market share price where any particular holder of Loan Stock originally subscribed (at April 13, 2006) for more than $1,180,000 (€1,000,000) of such Loan Stock. There is at least one Loan Stock holder who subscribed for more than $1,180,000 (€1,000,000) of the original Loan Stock.

Each of the four conversion features is explained below:

1. Conversion if IPO takes place prior to the Target Conversion Date:

If the IPO occurs by the Target Conversion Date then the conversion to shares is based on $7,078,200 (€6,000,000) principal only (excluding any interest that would otherwise have accrued on the principal), using the relevant Conversion Price for each holder. This gives rise to a variable number of shares being issued to the Loan Stock holder; and all previously accrued interest is forfeited by the Loan Stock holder.

2. Conversion if IPO takes place after the Target Conversion Date:

If the IPO occurs after the Target Conversion Date then the conversion to shares is based on $7,078,200 principal plus accrued interest up to the conversion date using the relevant Conversion Price for each holder. This gives rise to a variable number of shares being issued to the Loan Stock holder for all principal and accrued interest.

3. Conversion if non-IPO funding takes place before the Target Conversion Date:

In this situation each Loan Stock holder has the option to convert either some or all of his Loan Stock principal (i.e. excluding any accrued interest) into shares using the relevant Conversion Price for that holder; all previously accrued interest is forfeited by the Loan Stock holder.

4. Conversion if non-IPO funding takes place after the Target Conversion Date:

Each Loan Stock holder has the option to convert either some or all of his Loan Stock principal plus any accrued interest into shares using the relevant Conversion Price for that holder.

The aforementioned conversion features qualify together as an embedded derivative under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. The embedded derivative has been bifurcated and valued at $1,032,575 at April 13, 2006 and $1,252,480 at September 30, 2006 and included within derivative instruments in other liabilities in the Consolidated Balance Sheet. The movement in the derivative fair value to the balance sheet date is expensed to the Consolidated Statement of Operations. The Loan Stock, after allocation of proceeds to the derivative instrument at April 13, 2006, has been classified as interest bearing loans and borrowings within other liabilities in the Consolidated Balance Sheet. The difference between the carrying amount and the redemption amount of the Loan Stock is being accreted over the three-year period to redemption, March 31, 2009. For the six month period ended September 30, 2006, $569,361 in interest was expensed to the Consolidated Statement of Operations.

7. Convertible Preference Shares

The Company’s articles of association authorize the Company to issue A Preference Shares and B Preference Shares. The convertible redeemable preference shares described below refer to the authorized A Preference Shares. There have been no B Preference Shares issued to date.

On November 23, 2004, the Company issued convertible, redeemable preference shares to an Irish Government agency that promotes indigenous companies, in return for proceeds of $968,475 (€750,000). The subscription agreement between the parties specifies that the Government agency is entitled in priority to any payment of dividend on any other class of stock in the Company. There are three mutually exclusive settlement options detailed in the subscription agreement, which are outlined below.

Redemption feature

The preference shares give the holder the right at any time after five years from the issue date to redeem the stock for cash. The redemption amount is equal to the original issue price of $968,475 (€750,000) plus any unpaid cumulative preferential dividends. The holder is entitled to an annual fixed cumulative preferential dividend at a stated coupon rate of 9% (or 3% in the event that the company utilizes the funding for qualifying research and development expenditure). The dividend shall be accrued annually in arrears based on the original sum received. The agreement states that the actual payment of the dividends shall be deferred until the mandatory redemption date of the preference shares, November 2009. In November 2009, both the dividends and the principal must be repaid in full. The dividend rate of 9% is based on the original amount advanced; there is no additional financing cost being charged because of the deferral of the dividend payments (i.e. no compounding). If the holder, on completion of its review of the Company’s actual expenditures, is satisfied that the funding was in fact spent on qualifying research and development, the holder will then agree to reduce the required dividend rate to 3%, and this lower rate will apply retrospectively to November 23, 2004. The required expenditure had been incurred by March 31, 2006; accordingly the preference dividend recognized in these financial statements has been calculated using the 3% rate.

Conversion feature

If the Company raises additional equity of at least €2,000,000 from an External Fundraising Event (the Conversion Event), then the holder has the option within 60 days of the Conversion Event to convert all of its preference shares into ordinary shares of the Company, subject to a 10% ordinary share ceiling (see below), at the Conversion Rate.

The Conversion Rate shall be calculated as the issue price of the new stock (issued on the External Fundraising Event) less the following percentage discounts, with the rates of discount increasing as the period of time between the original issue date of the preference shares and the Conversion Event increases. The conversion rate will result in the holder receiving a variable number of ordinary shares. All dividends accrued up to the date of conversion are forfeited.

Period held	Discount % on external fundraising share price
0 – 12 months	15%
13 – 24 months	25%
25 – 36 months	35%
37 – 48 months	45%
49 – 59 months	55%

If the application of the above formula resulted in the holder being entitled to more than 10% of the ordinary shares of the Company outstanding immediately after the External Fundraising Event, then the holder will only be allowed to convert whatever number of preference shares, at the appropriate discount rate from the above table, that would entitle it to 10% of the Company’s outstanding ordinary shares. The remainder of the preference shares would be transferred to a new preference share ‘A’ class, which would be mandatorily redeemable on November 23, 2009, with dividends payable in cash each year at 3%, assuming the original funding is spent on qualifying research and development. There is no deferral of dividends permitted on this new class.

Change of control feature

In the event of a sale of all of the Company’s ordinary shares or assets, the holder would have the right to repayment of the principal originally advanced together will dividends accrued (at 9% reducing to 3% if the Research and Development is deemed qualifying as described above) but unpaid up to that point in time plus the lesser of an additional $968,475 (€750,000) or 10% of the value of the Company at the date of the change in control.

The conversion feature qualifies as an embedded derivative under SFAS No. 133. The embedded derivative has been bifurcated and valued at $50,555 as of November 23, 2004, $61,775 as of March 31, 2005 and $106,233 as of March 31, 2006. The initial value of the convertible, redeemable shares of $915,123, after allocation of proceeds to the derivative instrument, is classified as mezzanine equity in the Consolidated Balance Sheet. The difference between the initial carrying amount and the redemption amount of the convertible preference shares is being accreted over the five-year period to redemption, November 23, 2009. For the year ended March 31, 2005 and 2006 the amount of dividend and issuance discount accreted, deducted from Additional Paid in Capital was $9,909 and $34,066 respectively. The derivative component is recorded as a liability with the change in the fair value of the derivative being recorded as a non-cash expense in the Consolidated Statement of Operations. Issue costs of $10,505 were incurred in connection with this transaction and have been netted against the convertible preference shares in the Consolidated Balance Sheet. $700 and $1,919 of these costs have been amortized to the Statement of Operations in the years ended March 31, 2005 and 2006, respectively.

Unaudited information—six months to September 30, 2006

At September 30, 2006 the embedded derivative was valued at $167,620. The change in fair value of the derivative in the period was $53,615 and has been recorded as an expense in the Consolidated Statement of Operations. For the period ended September 30, 2006 $19,014 was deducted from Additional Paid in Capital with respect to the dividend accrued and accretion of the issuance discount.

8. Employee Benefits

Certain Company employees are eligible to participate in a defined contribution pension plan (the “Plan”). Participants in the Plan may elect to defer a portion of their pre-tax earnings into a pension plan, which is run by an independent party. The Company matches each participant’s contributions up to 10% of the participant’s annual compensation. Contributions to this plan are recorded, as expense in the Consolidated Statement of Operations. Contributions for the period ended March 31, 2004 and years ended March 31, 2005 and 2006 were $Nil, $18,817 and $41,313 respectively.

9. Share Based Payments

On February 17, 2005, the Company adopted a Share Option Plan pursuant to which the Compensation Committee of the Board may grant options to non-employees, employees and senior executives of the Company or its subsidiaries for the purchase of ordinary shares. Each grant of an option under the Plan will be evidenced by a stock option agreement between the optionee and the Company. The exercise price and vesting period are determined by the board of directors and are specified in each stock option agreement.

An aggregate of 650,000 ordinary shares have been reserved for issuance under the Plan. No options can be granted after August 8, 2016.

Employee and non-employee share option awards

The following table summarizes option activity for awards from December 12, 2003 (date of incorporation) to the period ended March 31, 2006.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life
At December 12, 2003	—	—	—	—

Outstanding at March 31, 2004	—	—	—	—

Granted	30,812	$0.16	$0.24	9.5 years
Exercised	—	—	—	—
Cancelled	—	—	—	—

Outstanding at March 31, 2005	30,812	$0.16	$0.24	8.5 years
Granted	407,634	$0.07	$0.23	7.2 years
Exercised	—	—	—	—
Cancelled	—	—	—	—

Outstanding at March 31, 2006	438,446	$0.07	$0.23	7.30 years

Of the options granted in the periods above, 30,812 and 28,653 were granted to non-employees in the years ended March 31, 2005 and 2006, respectively. These options have been accounted for under the provisions of EITF 96-18 and are liability classified. The options were 100% vested on grant date, are non-forfeitable and all performance criteria have been met. Compensation expense of $Nil, $7,389 and $5,751 has been recognized within research and development expenses in the Consolidated Statement of Operations, in the period ended March 31, 2004 and the years ended March 31, 2005 and 2006, respectively. The fair value of non-employee awards was calculated using the Black Scholes option pricing model.

Employee share options typically vest over a period of three years from date of grant and expire 7 to 10 years from date of grant. However, options that are currently outstanding provide that in the event of a change of control resulting in a change in beneficial ownership of at least a majority of the Company’s then existing voting ordinary shares, all of the options that are unvested and unexercisable become immediately vested and exercisable as of a date prior to the transaction determined by the Board of Directors. Additionally, such share options typically provide that upon the death or disability of the optionee or upon the termination of such optionee’s employment with the Company without cause, all of the options that are unvested or unexercisable become immediately vested and exercisable. The maximum contractual term of options outstanding at March 31, 2006 is 10 years. The fair value of employee options was calculated using the Black Scholes option pricing model in accordance with SFAS No. 123. Compensation expense of $11,415 was charged to selling, general and administrative expenses and $7,666 to research and development expenses in the Consolidated Statement of Operations in the year ended March 31, 2006 in respect of employee options.

The fair value of the non-employee and employee share option awards was calculated using the Black Scholes model under the following assumptions:

Volatility	- 50% (based on the volatility of similar companies in their early years)

Future dividends	- 0%

Future risk-free rate of return	- US gilts zero coupon yield revenue at the date of grant
- Ranging between 4.1% and 4.4% per annum

Expected term to exercise	- Two thirds of the overall term to expiry—employees
- Contractual term—non employees

Forfeiture	- Nil future pre-vesting forfeiture

Non vested options outstanding are as follows:

	Options outstanding Number of Shares	Weighted average exercise price	Weighted average fair value
Outstanding at March 31, 2005	—	$—	$—
Granted	407,634	0.07	0.23
Vested	(127,679)	0.13	0.19
Forfeited	—	—	—

Non vested outstanding at March 31, 2006	279,955	$0.04	$0.25

As at March 31, 2006, total unrecognized compensation related to unvested options, which the Company expects to recognize over a weighted average period of 3.4 years, amounted to $69,174. The Company has granted options with fair values ranging from $0.16 to $0.27 per option or a weighted average fair value of $0.23 per option. The Company issues new ordinary shares for all options exercised. The total amount of fully vested share options which remained outstanding at March 31, 2006 was 158,491.

Restricted shares

In April 2004, certain senior executive management were individually permitted to subscribe for and purchase “at par” restricted shares of ordinary shares of the Company representing between 3% and 6% (12% in aggregate) of the issued stock of the Company on a fully diluted basis. The fully diluted basis is measured at the point the Company raises $12,000,000 in a single funding event. On April 1, 2004, 12% of the company equated to 1,445,800 ordinary shares. This initial grant of restricted shares has been valued using the Black Scholes model in accordance with SFAS No. 123 at $Nil.

As additional share issues or option grants are made by the Company the senior executive management are entitled to further shares to maintain their shareholding at 12%.

On November 23, 2004, following a new share issue to existing shareholders the executives became entitled to be issued 520,754 shares at par to maintain their shareholding of 12% of the Company on a fully diluted basis. Compensation expense of $125,918 was calculated in accordance with SFAS No. 123 using the Black Scholes model. This expense is being recognized over the period in which the restricted shares vest (4 years). $50,367 and $25,184 was recognized in the years ended March 31, 2005 and 2006, respectively. $30,390 and $15,195 was recognized within research and development expenses and $19,977 and $9,989 was recognized within selling, general and administrative expenses in the Consolidated Statement of Operations in the years ended March 31, 2005 and 2006 respectively.

On December 15, 2005, a further 198,164 shares became issuable to the executives as a result of options issued to employees and the option issued to a Group shareholder (as described below). Compensation expense of $53,580 was calculated using the Black Scholes model and is being recognized over the period in which the restricted shares vest. $32,148 of this expense was recognized in the year ended March 31, 2006, $23,034 charged to research and development expenses and $9,114 charged to selling, general and administration expenses. The market value of the Company’s ordinary shares was determined by reference to the company’s enterprise value. As of March 31, 2006, the total unrecognized compensation related to unvested restricted shares, which the Company expects to recognize over a weighted average period of 2 years, amounted to $71,799. The unvested portion of these shares are subject to repurchase by the Company at par value (initial grant price) in the event that these employees employment is terminated. Upon a change in control of the Company all of the shares then subject to the repurchase option shall be immediately released from the repurchase option.

The fair values were determined using the Black Scholes Model and the following assumptions:

Volatility	- 50% (based on the volatility of similar companies in their early years)

Future dividends	- 0%

Future risk-full rate of return	- US gilts zero coupon yield revenue at the date of grant
- Ranging between 4.1% and 4.4% per annum

Forfeiture	- Nil

Option granted to a shareholder

As outlined in Note 6 to these financial statements, during the year ended March 31, 2006 the Company obtained a bank loan of $1,229,000 (€1,000,000). The loan was guaranteed by a shareholder. In return for guaranteeing the loan the shareholder was granted a first fixed and floating charge over all of the assets of the Company together with an option to acquire a 5% interest in the ordinary shares of the Company. The fair value of the option calculated in accordance with EITF 96-18 is $18,437. $10,294 of this amount was charged to interest expense in the Consolidated Statement of Operations in the year ended March 31, 2006. The remainder of the option compensation charge was included within current assets as a deferred finance cost at March 31, 2006 and will be recognized as an interest expense in the period to September 30, 2006 (over the remaining life of the loan). The option is exercisable from the date on which the loan was received (December 15, 2005) until 65 days after a minimum fundraising of $7,500,000. When the option is exercised the fair value of the share issue will be calculated and the incremental fair value will be expensed to the Consolidated Statement of Operations as a finance cost.

Unaudited information—six months to September 30, 2006

In December 2004, SFAS No. 123 R was issued, which replaced SFAS No. 123. SFAS No. 123R requires, with effect from accounting periods beginning after June 15, 2005, that all share based payments to employees including stock options granted, be recognized in the financial statements based on their grant date fair values.

The Company adopted SFAS No. 123R with effect from April 1, 2006, with the Black Scholes model of valuation being used to calculate the fair value of options granted, using the prospective transition method. Under that transition method compensation cost recognized in the period ended September 30, 2006, includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of, March 31, 2006 based on grant date fair value estimated in accordance with the original provisions of SFAS No. 123 and (b) compensation cost for all share based payments granted subsequent to March 31, 2006 based on grant date fair values estimated in accordance with the provisions of SFAS No. 123R.

Employee and non-employee share option awards

The following table summarizes option activity from March 31, 2006 to the six month period ended September 30, 2006.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Life
Outstanding at March 31, 2006	438,446	$0.07	$0.23	7.3 years

Granted	295,603	$0.01	$0.33	10 years
Exercised	—	—	—	—
Cancelled	(233,067)	$0.001	$0.27	6 years

Outstanding at September 30, 2006	500,982	$0.07	$0.27	8.5 years

Of the options granted in the period above 5,442 were granted to non-employees. These options have been accounted for under the provisions of EITF 96-18 and are liability classified. The options were 100% vested on grant date, are non-forfeitable and all performance criteria have been met. Compensation expense of $1,281 has been recognized in the six month period ended September 30, 2006 and charged to research and development expenditure.

The fair value of employee options granted in the period above were calculated using the Black Scholes model in accordance with SFAS No. 123R. Compensation charge of $1,268 was charged to selling, general and administrative expense and $2,847 was charged to research and development expenditure in the Consolidated Statement of Operations in the six month period ended September 30, 2006 in respect of employee options. As at September 30, 2006, total unrecognized compensation related to unvested options, which the Company expects to recognize over a weighted average period of 2.2 years, amounted to $43,821.

The 233,067 options cancelled in the six month period ended September 30, 2006 had anti-dilutive provisions attached. The holder of these options was entitled to options over 1.5% of the company up to the date of closing of a specified fundraising by the Company. The exercise price of these options was par. The holder of the options was issued restricted shares with anti-dilution provisions on the same date as the holder’s options were cancelled. The new shares are exercisable at par with the same vesting term as the options. This has not been treated as a modification as the fair value of the option award and the fair value of the share award were equal. The holder was also issued an additional 37,626 restricted shares in the period to bring his holdings up to 1.5% of the outstanding capital stock on a fully diluted basis. The compensation expense for these shares has been recorded in selling, general and administrative expenses in the period.

Non vested options outstanding as at March 31, 2006 and September 30, 2006, are as follows:

	Options outstanding number of shares	Weighted average exercise price	Weighted average fair value
Non-vested outstanding at March 31, 2006	269,955	$0.04	$0.25
Granted	290,161	0.01	0.33
Vested	(217,432)	0.03	0.31
Cancelled	(207,171)	0.0001	0.27

Non-vested at September 30, 2006	135,513	$0.06	$0.30

Restricted shares

No new shares were issuable to the executives in the six month period ended September 30, 2006, with the exception of those discussed in the previous paragraph. Compensation expense of $21,618 was recognized in selling, general and administrative and $8,526 recognized in research and development expenses in the Consolidated Statement of Operations during the period. A total of 685,402 restricted shares were issued in the period to the executives. 290,161 options (shown in the table above) were issued to one executive instead of restricted shares. These options had the same exercise price and vesting conditions as the restricted shares under his original agreement. As of September 30, 2006, total unrecognized compensation related to unvested restricted shares, which the Company expects to recognize over a weighted average period of 1.6 years, amounted to $91,393.

10. Share Capital

Ordinary shares

On November 12, 2004, the Company reclassified its ordinary share capital giving shareholders 100 shares for each ordinary share held at a value of $0.0001 per share. On June 15, 2005, the Company reclassified its share capital giving shareholders 1,000 shares for each share held at a value of $0.0000001 per share. The authorized share capital was increased to 30,000,000 shares of $0.0000001 each. All share information prior thereto has been presented on the basis as if the reclassifications occurred on incorporation.

The Company issued 10,000,000 shares of $0.01 each of ordinary share capital on incorporation.

On February 16, 2004, the Company entered into an agreement to purchase in process research and development from a third party pharmaceutical company. The purchase contract granted the vendor rights to 5% of the ordinary shares of the Company, representing 526,316 shares at the acquisition date. The value of the shares was $Nil as determined by the enterprise value of the Company at that date.

On April 1, 2004, 1,445,800 restricted ordinary shares were issued to certain employees at par. The shares issued vest between April 1, 2004 and April 1, 2008 and have anti-dilution clauses that maintain the shareholding at 12% of ordinary shares on a fully diluted basis. The directors deemed the fair value of the shares to be $Nil on the basis of a $Nil valuation of the Company at the issue date.

On November 23, 2004, 1,050,000 ordinary shares were issued for total cash consideration of $1,637,274 (€1,255,000). Transaction costs of $17,759 were incurred. On the same date loan stock totaling $3,581,127 (€2,745,000) was converted into 2,552,000 ordinary shares at a price of $1.40 (€1.07) per share. Transaction costs of $38,845 were incurred.

On April 1, 2004 and November 23, 2004, a further 76,094 and 216,988 shares became issuable to the third party pharmaceutical company to maintain the shareholding at 5% of the outstanding ordinary shares of the Company. These issues were valued at $Nil and $70,831, respectively, determined by the enterprise value of the Company on those dates.

On November 23, 2004 a further 520,754 restricted shares became issuable to certain employees at nominal value to maintain their shareholdings at 12% of the ordinary shares of the company. Stock compensation expense of $314,795 was calculated in accordance with SFAS 123 using the Black Scholes model. The charge will be recognized over the vesting period of the shares.

In December 2005, a further 82,568 shares became issuable to the third party pharmaceutical company and 198,164 became issuable to the employees with restricted shares. Stock compensation expense of $53,580 was calculated on the restricted shares using the Black Scholes model and $22,325 was expensed to in process research and development with respect to the shares issuable to the pharmaceutical company. The stock compensation expense will be recognized over the vesting period of the shares.

The issuance of preference shares and Loan Stock did not result in additional shares being issuable to holders of the restricted shares, the third party pharmaceutical company (note 3) or the company shareholder (note 9) under the anti-dilution provisions of their various agreements. This was due to the fact that the preference shares and Loan Stock are contingently convertible and thus do not trigger the anti-dilution provisions until the relevant contingencies are resolved.

Unaudited information—six months to September 30, 2006

On April 7, 2006, Merrion Pharmaceuticals Limited became the holding company of the Group headed up by Merrion Pharmaceuticals Inc. On that date Merrion Pharmaceuticals Limited acquired the entire issued share capital of Merrion Pharmaceuticals Inc. amounting to 15,047,800 ordinary shares of $0.0000001 par value each and 750,000 convertible preference shares in the capital of Merrion Pharmaceuticals Inc. and, in consideration, Merrion Pharmaceuticals Limited issued one ordinary share of €0.01 credited as paid up for one ordinary share of $0.0000001 (par value) in the capital of Merrion Pharmaceuticals Inc. and 750,000 convertible preference shares.

In April 2006, an option previously granted to one employee for 1.5% of the ordinary shares of the Company was replaced with restricted shares for 1.5% of the Company. These shares were issued at par.

11. Interest Expense

	Period from inception (December 12, 2003) to March 31, 2004	Year ended March 31,		Six month period ended September 30,
		2005	2006	2005	2006
				(unaudited)	(unaudited)
On bank loans, overdrafts and other loans wholly repayable within five years	$—	$—	$95,671	$13,722	$27,407
Loan facility fees	—	—	73,905	—	142,561
Interest on 10% convertible loan stock and accretion of issuance discount	—	—	—	—	569,361
Convertible preference stock issuance costs	—	700	1,919	980	1,031

	$—	$700	$171,495	$14,702	$740,360

12. Income Taxes

The components of total income tax expense/(benefit) are as follows:

	Period from inception (December 12, 2003) to March 31, 2004	Year ended March 31,		Six month period ended September 30,
		2005	2006	2005	2006
				(unaudited)	(unaudited)
Provision for income taxes:
Current:
Ireland	$—	$(670)	$(39)	$1,604	$—

Total current tax expense/(benefit)	—	(670)	(39)	1,604	—

Deferred:
Ireland	—	—	—	—	—
Total deferred tax expense	—	—	—	—	—

Provision for income taxes	$—	$(670)	$(39)	$1,604	$—

The U.S. based and Irish based companies file income tax returns in the United States and Ireland, respectively. The components of loss before provision for income tax expense are as follows:

	Period from inception (December 12, 2003) to March 31, 2004	Year ended March 31,		Six month period ended September 30,
		2005	2006	2005	2006
				(unaudited)	(unaudited)
Ireland	$(2,851,907)	$(2,241,408)	$(2,423,175)	$(907,255)	$(2,667,919)
United States	(419,856)	(329,979)	(887,424)	(589,982)	(580,769)

	$(3,271,763)	$(2,571,387)	$(3,310,599)	$(1,497,237)	$(3,248,688)

Deferred taxation

The deferred taxation provision is calculated in accordance with the requirements of SFAS No 109. The full potential amounts of deferred taxation comprised the following deferred tax assets and liabilities.

	Period from inception (December 12, 2003) to March 31, 2004	Year ended March 31,		Six month period ended September 30,
		2005	2006	2005	2006
				(unaudited)	(unaudited)
Deferred tax liabilities:
Property, plant and equipment	$—	$—	$10,649	$—	$—

Total deferred tax liabilities	—	—	10,649	—	—

Unrecognized deferred tax assets:
Property plant and equipment	—	11,017		11,074	1,190
Net operating loss carryforwards	47,766	315,371	597,685	673,307	932,833

Total deferred tax assets	47,766	326,388	597,685	684,381	934,023
Valuation allowance	(47,766)	(326,388)	(587,036)	(684,381)	(934,023)

Deferred tax liability	$—	$—	$—	$—	$—

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment.

A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The valuation allowance above is based on management’s belief that it is more likely than not that the Irish losses and other deferred tax assets will not be utilized given their history of operating losses. The net change in the valuation allowance for the year ended March 31, 2006 was an increase of $260,648 (2005: increase of $278,622).

Ireland’s statutory corporation tax rate is 12.5%. A reconciliation of the expected tax (benefit)/expense on continuing operations (computed by applying the standard Irish tax rate to losses before provision for income taxes) to the actual (benefit)/expense is as follows:

	Period from inception (December 12, 2003) to March 31, 2004	Year ended March 31,		Six month period ended September 30,
		2005	2006	2005	2006
				(unaudited)	(unaudited)
Taxes at the Irish standard rate	$(408,970)	$(321,423)	$(413,825)	$(187,155)	$(406,086)
Non-deductible expenses	308,722	18,239	18,232	9,177	9,129

Foreign income at rates other than the Irish standard rate	(90,269)	(70,945)	(190,796)	(126,846)	(124,865)
Losses creating no tax benefit	190,517	373,459	586,350	303,220	521,822

Total tax expense/(benefit)	$—	$(670)	$(39)	$1,604	$—

At March 31, 2006, the Irish company had operating loss carryforwards for income tax purposes that may be carried forward indefinitely available to offset against future taxable income, if any, of approximately $4,781,000.

13. Commitments and Contingencies

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, consolidated financial position, results of operations or cash flows.

The Company had a non-cancellable operating lease for its facility in Dublin, Ireland. This lease expired post period end and has not been renewed to date. The payments are currently being settled on a monthly basis. The Company has an equipment lease agreement that expires in September 2008 that covers much of the Company’s research and development equipment. The Company pays all executory costs such as maintenance and insurance. The Company signed a five year extension on the existing equipment lease agreement in February 2007 covering the period September 2008 to September 2013. The Company paid $7,800 in the period from inception (December 12, 2003) to March 31, 2004 and $309,624 and $290,732 in rental expenses for the fiscal years ended March 31, 2005 and 2006, respectively. At March 31, 2006, future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

Minimum rental payments
2007	$30,720
2008	$30,720
2009	$15,360
2010	—
2011	—
Thereafter	—

Total minimum rental payments	$76,800

14. Business Segment Information

The Company has historically been involved in pharmaceutical research and development and has accordingly reported all costs and revenues and attributed all assets and liabilities to that segment. This basis of disclosure may change in the future as the activity base of the Company broadens.

The Company’s areas of operation outside of Ireland principally include the United States.

a) The distribution of net revenue by geographical area was as follows:

	Period from inception (December 12, 2003) to March 31, 2004	Year ended March 31,		Six month period ended September 30,
		2005	2005	2005	2006
				(unaudited)	(unaudited)
Ireland	$—	$—	$140,467	$—	$59,855
United States	—	—	—	—	—

Total	$—	$—	$140,467	$—	$59,855

b) The distribution of property, plant and equipment, net, by geographical area was as follows:

	March 31, 2004	March 31, 2005	March 31, 2006	September 30, 2006
				(unaudited)
Ireland	$—	$123,118	$201,352	354,895
United States	—	15,313	10,788	31,811

Total	$—	$138,431	$212,140	$386,706

15. Supplemental Disclosure of Cash Flow Information

	Period from inception (December 12, 2003), to March 31, 2004	Year ended March 31,		Six month period ended September 30,
		2005	2006	2005	2006
				(unaudited)
Cash paid for interest	$—	$—	$95,671	$13,722	$27,407

Cash paid for income taxes	$—	$—	$—	$1,294	$—

On November 23, 2004, loan stock totaling $3,581,127 (€2,745,000) was converted into 2,552,000 ordinary shares (as set out in Note 10 to these financial statements).

16. Related Parties

A Director, Patrick Wall, is a partner in the accounting firm, PriceWaterhouse Coopers, or PWC. The Company retains PWC to provide tax and accounting advice. In the fiscal years ended March 31, 2005 and 2006 and the six-month period ended September 30, 2006, the Company paid PWC fees of €20,700, €8,000 and €53,300 respectively. Patrick Wall does not provide services to the Company in his capacity as a partner in PWC.

The Company has entered into a consulting agreement with a shareholder, Growcorp Group Limited, whereby that shareholder provides advice to the Group for a fee of $5,121(€4,167) per month. The cost to the Company of this arrangement for the years ended March 31, 2005 and 2006 was $60,600 and $61,450 respectively.

As outlined in Note 6(b) to these financial statements, during the year ended March 31, 2006 the Company obtained a $1,229,000 bank loan. The loan was guaranteed by a shareholder, Declan Ryan. In return for guaranteeing the loan, the shareholder was granted a first fixed and floating charge over all of the assets of the Company together with an option to acquire a 5% interest in the ordinary shares of the Company. In addition, an arrangement fee of $123,000 was charged by a company connected to the shareholder in return for the arrangement of the guarantee. This fee has been charged to the Consolidated Statement of Operations over the life of the loan. On June 26, 2006, the Company repaid the loan and the guarantee was released. Declan Ryan became a Director of the Company on April 12, 2006.

As outlined in Note 6(a) to these financial statements, during the year ended March 31, 2006, the Company entered into a loan agreement for $1,229,000 with European Bioscience Fund 1 Limited, under which $1,112,516 was drawn down. The loan bears interest at a fixed rate of 12% per annum. The loan including interest is to be repaid over 24 monthly equal installments commencing January 1, 2007. The loan facility is secured by a fixed and floating charge over the Group’s equipment.

On December 23, 2003, the Company entered into an equipment lease agreement with Elan Corporation, plc pursuant to which it leases certain laboratory equipment from Elan for a rental fee of €2,083 a month for a period of four years and nine months from the date of the agreement. This agreement was extended for an additional five years on January 29, 2007, and now expires on September 30, 2013.

17. Post Balance Sheet Events

In October 2006, 76,000 options were issued at an exercise price of €0.01 per ordinary share to two non-executive directors of the Company, Dr. Manuso and Mr. Thornton. These options vest over four years.

In November 2006, the Company issued an additional €8,000,000 of 10% convertible secured loan stock. This loan stock has been issued with similar terms and conditions to the €6,000,000 (10%) loan stock issued in April 2006. In connection with this financing, the Company extended the exercise period of the option granted to a shareholder to acquire a 5% interest in the ordinary shares of the Company, as described in Note 9 to these financial statements, from 65 days to 365 days. This option will now expire on November 22, 2007.

The loan of $1,112,516 from European Bioscience Fund 1 Limited, as described in Note 6(a) to these financial statements was repaid in full on January 5, 2007.

In March 2007, the Company approved an increase in the number of shares reserved for future issuance under the Merrion Pharmaceuticals Limited Share Option Plan to 2,500,000. The Company issued 1,270,000 options to officers, employees and directors with exercise prices which will be determined by the market price of the ordinary shares at the Company’s initial public offering and the first, second and third anniversary of the initial public offering.

             Shares

MERRION PHARMACEUTICALS LIMITED

In the form of Ordinary Shares or

American Depositary Shares

PROSPECTUS

                    , 2007

PUNK, ZIEGEL & COMPANY

GOODBODY STOCKBROKERS

STANFORD GROUP COMPANY

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors And Officers.

In general, Section 200 of the Irish Companies Act, 1963, prohibits us from exempting any of our officers from, or indemnifying any of them against, any liability arising from any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to us. Section 200 does, however, provide that we may indemnify any of our officers against any liability incurred by him in defending proceedings, whether civil or criminal, if judgment is given in his favor or the officer is acquitted. Additionally, upon our election, we can provide an indemnity under Section 200 where an officer is granted relief by a court under either Section 391 of the Irish Companies Act, 1963, or Section 42 of the Irish Companies (Amendment) Act, 1983. Our articles of association contain a provision for this indemnity.

We are in the process of obtaining directors’ and officers’ insurance for some of our directors, officers, affiliates, partners or employees for liabilities relating to the performance of their duties.

At present, there is no pending material litigation or proceeding involving any of our officers or directors where indemnification will be required or permitted. We are not aware of any threatened material litigation or proceeding which may result in a claim for indemnification of an officer or director.

Item 7. Recent Sales of Unregistered Securities.

Since January 1, 2004, we and our predecessor, Merrion Pharmaceuticals, Inc., or MPI (formerly known as Adaptiv, Inc.), a Delaware corporation, have sold and issued the following securities:

•

In February 2004, MPI granted an accredited investor the right to receive a number of shares of common stock equal to 5% of its fully diluted issued and outstanding capital stock (subject to certain limited exceptions), as partial consideration for entering into that certain Agreement for the Purchase of Certain Drug Delivery Assets of Elan Corporation to an accredited investor, pursuant to Regulation S of the Securities Act. To date, we have issued 896,801 of our ordinary shares to this accredited investor pursuant to this right.

•

In March 2004, MPI issued and sold an aggregate of 10,000,000 shares (as adjusted for subsequent stock splits) of MPI common stock to two accredited investors for an aggregate amount of $100 pursuant to Regulation S of the Securities Act.

•

In April 2004, MPI issued and sold an aggregate of 1,445,800 shares (as adjusted for subsequent stock splits) of MPI common stock at par to three executive officers pursuant to, in the case of two of the executive officers, Section 4(2) of the Securities Act, and in the case of the third executive officer, Regulation S of the Securities Act.

•

From February 2004 to September 2004, MPI issued and sold convertible promissory notes to an accredited investor in the original principal amount of €2,745,000, pursuant to Regulation S of the Securities Act. In November 2004 MPI, issued and sold 3,602,000 shares (as adjusted for subsequent stock splits) of MPI common stock to this accredited investor in consideration for €1,255,000 and the conversion of these notes pursuant to Regulation S of the Securities Act.

•	In November 2004, MPI issued and sold 750,000 shares of Series A Preferred Stock to an accredited investor for €750,000 pursuant to Regulation S of the Securities Act.

•

In December 2005, MPI issued and sold an option to purchase a number of shares of its common stock equal to 5% of its fully diluted issued and outstanding capital stock (subject to certain limited exceptions) to an accredited investor, as partial consideration for the guarantee of a credit facility, pursuant to Regulation S of the Securities Act.

•

In April 2006, we issued and sold an aggregate of 15,047,800 of our ordinary shares and 750,000 of our convertible preference shares to MPI in exchange for all of the issued and outstanding shares of Merrion BioPharma, Ltd., an Irish corporation, and wholly-owned subsidiary of MPI, all of the issued and outstanding limited liability company interests of Merrion Pharmaceuticals, LLC (formerly known as Merrion BioPharma, LLC), a Delaware limited liability corporation, and wholly-owned subsidiary of MPI, and all of the remaining assets and liabilities of MPI. Following these transactions, or the reorganization, MPI dissolved, and its remaining assets, the ordinary shares and series A preference shares, were distributed to the MPI stockholders.

•

In April 2006, we issued and sold an aggregate of 685,402 ordinary shares at par and an option to purchase 290,161 ordinary shares to four executive officers as required by the terms of their respective employment agreements, pursuant to in the case of two of the executive officers, Section 4(2) of the Securities Act and in the case of the other two executive officers, Regulation S of the Security Act

•	In April 2006, we issued and sold convertible promissory notes to certain accredited investors, in the original principal amount of €6,000,000, which were not subject to U.S. securities laws.

•	In November 2006, we issued and sold convertible promissory notes to certain accredited investors, in the original principal amount of €8,000,000, which were not subject to U.S. securities laws.

Item 8. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit Number	Name of Document
1.1*	Form of Global Underwriting Agreement

3.1	Memorandum of Association of Merrion Pharmaceuticals Limited (as amended by special resolution dated April 10, 2006)

3.2	(New) Articles of Association of Merrion Pharmaceuticals Limited (adopted by special resolution dated April 10, 2006)

4.1*	Form of Merrion Pharmaceuticals Limited’s Ordinary Share Certificate

4.2*	Depositary Agreement, dated , 2007, among Merrion Pharmaceuticals Limited, , as Depositary, and holders from time to time of American Depositary Shares issued thereunder (including as an exhibit the form of American Depositary Receipt)

4.3	Shareholders Agreement, dated November 23, 2004, among Merrion Pharmaceuticals, Incorporated and the parties named therein

4.4	Debenture (Fixed and Floating Charge), dated April 10, 2006, among Merrion Pharmaceuticals Limited and Others in favor of Goodbody Stockbrokers Nominees Limited

4.5	Debenture (Fixed and Floating Charge), dated November 21, 2006, among Merrion Pharmaceuticals Limited and Others in favor of Goodbody Stockbrokers Nominees Limited

5.1*	Opinion of Hutchison Law Group PLLC

5.2*	Opinion of BCM Hanby Wallace, Solicitors

10.1	Merrion Pharmaceuticals Limited Share Option Plan

10.2	Service Agreement, dated July 23, 2004, between Merrion Pharmaceuticals, Incorporated and Michael J. McKenna, Ph.D.

Exhibit Number	Name of Document
10.3	Offer Letter, dated March 17, 2004, between Merrion Biopharma Limited and John Lynch

10.4	Offer Letter, dated April 1, 2004, between Merrion Pharmaceuticals Incorporated and Thomas W. Leonard Ph.D.

10.5	Service Agreement, dated November 23, 2005, between Merrion Biopharma Limited and Jonathan O’Connell

10.6	Agreement for the Purchase of Certain Drug Delivery Assets of Elan Corporation, plc, dated December 23, 2003, between Adaptiv Biopharma Limited and Elan Corporation plc

10.7	GIPET II License Agreement dated February 5, 2004, between Adaptiv Biopharma Limited and Athena Neuro Sciences, Incorporated

10.8	Letter Agreement regarding the Acquisition of Certain Drug Delivery Assets of Athena Neuro Sciences, Incorporated, dated February 5, 2004, between Merrion Pharmaceuticals Limited and Athena Neuro Sciences, Incorporated

10.9**	License Agreement, dated January 29, 2007, between Merrion Research I, Limited and the Salk Institute for Biological Studies

10.10	Option Agreement, dated December 15, 2005, between Merrion Pharmaceuticals Limited and Declan Ryan

21.1	Subsidiaries of Merrion Pharmaceuticals Limited

23.1*	Consent of Hutchison Law Group PLLC (Included in Exhibit 5.1)

23.2	Consent of KPMG

24.1	Power of Attorney (See Page II-5 of this Form F-1)

*	To be filed by amendment.
**	Portions of this exhibit have been omitted pursuant to a request for confidential treatment.

Item 9. Undertakings.

The undersigned registrant hereby undertakes:

(1) To provide to the underwriters at the closing specified in the underwriting agreement, shares certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) That for purposes of determining any liability under the Securities Act of 1933, as amended (the “Act”), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(3) That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) Each prospectus filed pursuant to Rule 424(b) as part of this registration statement, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or any prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or any prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6) That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Wilmington, State of North Carolina, on March 30, 2007.

Merrion Pharmaceuticals Limited

By:	/S/ MICHAEL J. MCKENNA
Michael J. McKenna, Ph.D.

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Michael J. McKenna, Ph.D. and Jonathan O’Connell, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ MICHAEL J. MCKENNA Michael J. McKenna, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	March 30, 2007

/S/ JONATHAN O’CONNELL Jonathan O’Connell	Chief Financial Officer (Principal Financial and Accounting Officer)	March 30, 2007

/S/ ANTHONY CARRAGHER Anthony Carragher	Director	March 30, 2007

/S/ MICHAEL DONNELLY Michael Donnelly	Director	March 30, 2007

/S/ JOHN LYNCH John Lynch	Director	March 30, 2007

/S/ FINTAN MAHER Fintan Maher	Director	March 30, 2007

/S/ JAMES S.J. MANUSO James S.J. Manuso	Director	March 30, 2007

/S/ DECLAN RYAN Declan Ryan	Director	March 30, 2007

/S/ PETER THORNTON Peter Thornton	Director	March 30, 2007

/S/ PATRICK WALL Patrick Wall	Director	March 30, 2007

AUTHORIZED REPRESENTATIVE

Pursuant to the requirement of Section 6(a) of the Securities Act of 1933, the undersigned has caused this registration statement to be signed solely in the capacity as the fully authorized representative of Merrion Pharmaceuticals Limited in the United States, in the City of Wilmington, State of North Carolina on March 30, 2007.

Merrion Pharmaceuticals, LLC

By:	/S/ MICHAEL J. MCKENNA
Name: Michael J. McKenna, Ph.D.
Title: Chief Executive Officer